As filed with the Securities and Exchange Commission on April 26, 2006

Registration No. 333-131718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioMimetic Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	62-1786244
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

389-A Nichol Mill Lane
Franklin, Tennessee 37067
(615) 844-1280

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer
BioMimetic Therapeutics, Inc.
389-A Nichol Mill Lane
Franklin, Tennessee 37067
(615) 844-1280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000	William J. Grant, Jr., Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	5,175,000	$13.00	$67,275,000	$7,198

(1)	Includes 675,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. Pursuant to Rule 457(b), the registration fee of $7,198 is offset by a registration fee of $5,350 previously paid by the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 26, 2006

4,500,000 Shares
Common Stock

This is the initial public offering of BioMimetic Therapeutics, Inc. We are offering 4,500,000 shares of our common stock, giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering. We anticipate the initial public offering price will be between $11.00 and $13.00 per share. Our common stock has been approved for quotation on The Nasdaq National Market, subject to notice of issuance, under the symbol "BMTI."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the right to purchase 675,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Pacific Growth Equities, LLC
First Albany Capital	A.G. Edwards

The date of this prospectus is                     , 2006.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including ‘‘Risk Factors’’ and the financial statements, before making an investment decision.

BioMimetic Therapeutics, Inc.

We develop and commercialize biologically active drug-device combination products for the healing of injuries and diseases to the skeleton and associated tissues, including periodontal, orthopedic, spine and sports injury applications. We received US marketing approval of our first product for bone regeneration in periodontal defects following completion of human clinical trials, which demonstrated the efficacy of our platform technology in periodontal indications and suggest its potential safety and efficacy in orthopedic, spine and sports injury indications. Our product and product candidates all combine a protein growth factor that actively stimulates tissue healing and regeneration with a scaffold that provides structure and support for tissue regeneration at the wound site. We believe our regenerative therapies will improve the treatment options and quality of life for millions of patients with injuries or deterioration of the bones, cartilage, tendons and ligaments.

Product Overview

Our first drug-device combination product, GEM 21S® Growth-factor Enhanced Matrix, received US Food and Drug Administration, or FDA, approval in November 2005 for the treatment of periodontal bone defects and gum tissue recession associated with periodontal disease. GEM 21S combines recombinant human Platelet-Derived Growth Factor (rhPDGF-BB) with a clinically proven synthetic bone matrix, beta-tricalcium phosphate (β-TCP). GEM 21S is the first totally synthetic product, combining a growth factor which stimulates bone and periodontal regeneration with a synthetic bone matrix, approved for human application by the FDA. Pivotal (Phase III) clinical trials demonstrated that GEM 21S stimulated significant bone regeneration at the treatment site.

Our product and product candidates use rhPDGF, one of the principal wound healing stimulators in the body. We believe that rhPDGF is well suited for various applications due to its stimulation of a broad spectrum of cellular events critical for the initiation and progression of periodontal and orthopedic tissue healing. rhPDGF acts like a magnet to attract cells necessary for tissue healing through a process known as chemotaxis, while also stimulating an increase in the number of healing cells through a process known as mitogenesis, thereby expanding the number of cells available for the repair process. In addition, published animal and in vitro studies demonstrate that rhPDGF may enhance processes important in new blood vessel formation at the wound site, a process critical for wound healing.

Building upon the successful approval of GEM 21S, we have a pipeline of drug-device combination product candidates called GEM OS that we are developing for a broad range of orthopedic clinical indications. Our GEM OS family of product candidates, which also incorporate rhPDGF in combination with a bone matrix, is targeted to be used in the open (surgical) treatment of fractures (GEM OS1), the closed (non-surgical) treatment of fractures (GEM OS2), and the stimulation of bone formation at sites of risk for fracture, such as the spine in individuals with osteoporosis (GEM OS2). Our GEM OS1 product candidate is in pilot clinical trials for fracture repair and bone fusions. These initial clinical trials in orthopedic applications are in fractures in the forearm and in foot and ankle fusions where bones of the foot and ankle are pinned or fused together. In pre-clinical studies in osteoporotic animals, local application of GEM OS2 to fractures in the leg stimulated faster fracture repair than treatment with a scaffold alone. Further, additional animal studies have demonstrated that rhPDGF is able to stimulate increased bone growth throughout much of the skeleton, suggesting that it may have broad therapeutic utility in fracture repair. In addition, we have ongoing and planned animal studies evaluating product candidates for the treatment of various sports injuries, including those requiring cartilage, ligament or tendon repair.

Our Alliances

We have licensed patents from ZymoGenetics, Inc., or ZymoGenetics, for the exclusive use of rhPDGF in our fields of interest. In addition, we have exclusively licensed the rights of Harvard College, or Harvard, with respect to certain patents that we co-own with Harvard relating to the use of rhPDGF. We also have an exclusive manufacturing agreement with Chiron Corporation, or Chiron, for the commercial supply of rhPDGF for the treatment of skeletal applications, including bone, cartilage, tendons and ligaments. We have partnered with Luitpold Pharmaceuticals, Inc., or Luitpold, a US subsidiary of Sankyo Co., Ltd. for the worldwide marketing and distribution of GEM 21S. We expect that milestone payments, royalties on sales and a sole source manufacturing agreement will generate significant near- and long-term payments to us. We have retained all marketing rights to our orthopedic and sports injury product candidates. As of March 31, 2006, we had an accumulated deficit of approximately $26.4 million. We expect to incur losses for at least the next few years as we continue to incur significant expenses for clinical trials.

Market Trends

Periodontal disease is the second most prevalent disease in the US after heart disease. It is estimated that greater than 50 million people are affected with periodontal disease at the moderate to severe level. Of these, only 15 to 20% receive treatment, with an estimated $6 billion spent annually in the US to treat the disease. As a result of findings implicating periodontal disease with multiple significant healthcare problems, the US Surgeon General issued a report in 2000 highlighting periodontal disease as a major healthcare issue.

The musculoskeletal business sector as a whole—including all treatment, services, devices, pharmaceuticals and biologics used to treat the skeleton and associated tissues, including bones, muscles, ligaments, tendons and joints that move the body and maintain its form—represents a market of approximately $350 billion. Our product candidates have the potential to impact a broad range of clinical indications in the musculoskeletal sector, including periodontal defects, the open and closed treatment of fractures, bone fusions, loss of bone density related to osteoporosis, and the repair of injuries to cartilage, tendons and ligaments. Each year, approximately 23 million fractures are treated by physicians in the US. Osteoporosis is identified as a contributing factor in an estimated 1.5 million of these fractures and complications resulting from the prolonged rehabilitation often required for osteoporotic fractures is considered a leading cause of injury related deaths among elderly women. In addition, there were an estimated 22 million patients treated for cartilage, ligament and tendon injuries in 2003.

Growth in the orthopedic and sports injury market is being driven by aging baby boomers, the desire for active lifestyles well into retirement and the growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to orthopedic tissues and/or impair the ability of the body to heal injuries. These factors have caused a strong demand for the adoption of biologically active treatments, which seek to stimulate the body's own capabilities for regeneration of tissue at injury sites. Despite the substantial morbidity risk faced by geriatric women suffering hip fractures, there is no biological therapy approved today to accelerate the healing of these osteoporotic fractures.

According to industry data, the worldwide orthopedic market was estimated at $19 billion in 2004. This includes joint replacement, fracture repair, sports injury and spinal procedures. One of the fastest growing segments within the orthopedic market is grafting or osteobiologics products, which stimulate the growth and repair of bone in the area of bone injury. According to securities research analyst reports, US sales of bone grafting products and orthobiologics reached $1.3 billion in 2005, a 27% increase over 2004 sales. Based on currently available therapies alone, that figure is expected to increase to $2.5 billion by 2010.

Strategy

Our product development strategy is to combine proprietary and potent tissue growth factors with medical devices, such as synthetic and natural tissue matrices or scaffolds, to generate drug-device combination products that provide results superior to existing therapies. Development of "convergent devices" has revolutionized the way that cardiovascular disease is treated and has proven to be both a clinical and commercial success. We believe the orthopedic industry will undergo a similar transformation from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices. With GEM 21S approved for marketing and several product candidates in the research and development pipeline, we believe that we are well positioned to capitalize on this transformation.

We believe that our management's experience in the development of drug-device combination products, combined with our intellectual property rights, the well characterized biology and history of safe use of rhPDGF and the clinically proven efficacy of our first GEM technology all position us to become a leader in the development and commercialization of biologically-active devices that will capitalize on the growing market for these products in orthopedics and sports injury applications.

We cannot be sure that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates or that we will do so in a timely fashion. During 2004, we worked toward regulatory approval for GEM 21S following our submission of a pre marketing approval during the first quarter of 2004. Although we expected FDA approval of GEM 21S in the second quarter of 2005, approval was not received until October 2005 due to the FDA's continued review of GEM 21S. Our research and development program for our GEM OS product candidates was delayed, in part due to our focus on obtaining marketing approval for GEM 21S. We filed an application for an investigational device exemption, an IDE, for GEM OS1 in June 2005. The FDA initially did not approve our application and requested additional information from us. We did not receive FDA approval to initiate a feasibility study under our IDE until January 2006.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. We have a limited operating history and have incurred substantial losses since inception. We expect to continue to incur substantial losses for the foreseeable future and are unable to predict the extent of future losses or when we will become profitable, if at all. GEM 21S is the only approved product that we have for commercial sale, and it presently generates limited revenues. All of our product candidates are in various stages of development, have not yet received regulatory approval, and failure of pre-clinical product candidates is common and can occur at any stage of development. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our product candidates. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and sustain profitability. GEM 21S and our product candidates are all based on the same protein, PDGF. If PDGF is found to be unsafe or ineffectual, the development path for all of our product candidates could be impacted. We may be unable to maintain and protect our intellectual property, which could have a substantial impact on our ability to generate revenue. Our product and product candidates are subject to regulation by governmental authorities in the US and in other countries. Failure to comply with such regulations or to receive the necessary approvals or clearances for our product and product candidates may have a material adverse effect on our business.

Corporate Information

We were incorporated under the laws of the State of Tennessee in April 1999. In May 2001, we reincorporated in the State of Delaware under the name BioMimetic Merger Corp., and we thereafter changed our name to BioMimetic Pharmaceuticals, Inc. In August 2005, we subsequently changed our name to BioMimetic Therapeutics, Inc. Our principal executive offices are located at 389-A Nichol Mill Lane, Franklin, Tennessee 37067, and our telephone number is (615) 844-1280. Our website address is www.biomimetics.com. The information on our website is not a part of this prospectus. GEM 21S®, GEM 21A™, GEM OS™, GEM™, GEM C™, GEM LT™, RecombiStat™ and OsteoMimetic™ are our trademarks. GEM 21S has been registered by the United States Patent and Trademark Office and the other trademarks are covered by pending applications for registration in the US. In addition, applications for registration of our trademarks are pending in various countries around the world. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective holder. Unless the context requires otherwise, the words "BioMimetic," "we," "Company," "us," and "our" refer to BioMimetic Therapeutics, Inc. and our subsidiary formed in the United Kingdom in October 2005, BioMimetic Therapeutic Limited.

The Offering

Common stock we are offering	4,500,000 shares

Common stock to be outstanding after this offering	15,467,370 shares (giving effect to the 1.5 for one stock split that will occur prior to completion of this offering)

Use of proceeds after expenses	We estimate that our net proceeds from this offering will be $47.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds to fund our research and development activities, to license additional molecules and matrix materials, to commercialize our lead product, GEM 21S (including building our manufacturing capabilities), to hire additional employees and for general corporate purposes, including working capital needs. See "Use of Proceeds."

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	BMTI

The number of shares of common stock to be outstanding immediately after the closing of this offering is based on 10,967,370 shares of our common stock outstanding as of March 31, 2006 after giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering and to the conversion of all redeemable, convertible preferred stock outstanding as of March 31, 2006 into 9,221,340 shares of our common stock, which conversion will become effective at the closing of this offering.

The number of shares of common stock outstanding immediately after this offering (giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering) excludes:

•	1,465,458 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $3.04 per share; and

•	617,667 shares of common stock that will be reserved for future issuance under our stock plans as of the completion of this offering.

Unless otherwise noted, the information in this prospectus assumes:

•	that the underwriters do not exercise their over-allotment option; and

•	the conversion of all outstanding shares of our redeemable, convertible preferred stock into an aggregate of 9,221,340 shares of common stock upon the completion of this offering.

Unless otherwise noted, the information in this prospectus does not reflect the 1.5 for one stock split of our common stock that will occur prior to the completion of this offering.

Summary Financial Data

The following tables provide our summary financial information. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2005 and the summary consolidated balance sheet data as of December 31, 2005 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2002 and for the period from inception (April 14, 1999) through December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus.

The summary condensed consolidated statement of operations data for the three months ended March 31, 2006 and 2005 and the summary condensed consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

As noted above, the following tables include summary consolidated statement of operations data for the period from inception (April 14, 1999) through December 31, 2001 rather than the stand alone year ended December 31, 2001. We believe this cumulative information from inception through December 31, 2001 provides useful information regarding our results of operations since our inception. Our operations during 1999 and 2000 were minimal and consisted of start-up activities involving our founders. We did not have any significant operations until we received our initial funding through the Series A redeemable, convertible preferred stock issuance in March 2001. Substantially all of our loss from operations during the period from inception (April 14, 1999) through December 31, 2001 occurred during the year ended December 31, 2001.

The pro forma net loss per share attributable to common stockholders information is computed using the weighted average number of shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our redeemable, convertible preferred stock into shares of our common stock effective upon the completion of this offering, as if the conversion had occurred at the date of the original issuance of such redeemable, convertible preferred stock.

The pro forma summary balance sheet data gives effect to the conversion of all outstanding shares of our redeemable, convertible preferred stock into an aggregate of 6,147,560 shares of common stock upon the completion of this offering.

The pro forma as adjusted summary balance sheet data gives effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $2.9 million payable by us and the 1.5 for one stock split of our common stock that will occur prior to the completion of this offering.

Prior to January 1, 2006, we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

You should read the below information together with our financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Three months ended March 31,		Year ended December 31,				Period from Inception (April 14, 1999) through December 31, 2001
	2006	2005	2005	2004	2003	2002
	(unaudited)
Statement of Operations Information:		(in thousands, except share and per share information)
Revenues:
Collaborative research and development	$—	$1,283	$4,335	$5,601	$461	$—	$61
Sublicense fee	175	—	84	—	—	—	—
Sales	140	—	60	—	—	—	—
Royalty income	71	—	31	—	—	—	—
Grants and other	6	—	7	—	162	157	40
Total revenues	392	1,283	4,517	5,601	623	157	101
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	141	—	70	—	—	—	—
Research and development	2,479	897	12,587	3,935	3,320	2,558	1,131
General and administrative	1,093	453	3,402	2,434	1,157	971	888
Depreciation and capital lease amortization	183	30	399	74	28	16	2
Patent license fee amortization	512	97	652	397	87	50	21
	4,408	1,477	17,110	6,840	4,592	3,595	2,042
Loss from operations	(4,016)	(194)	(12,593)	(1,239)	(3,969)	(3,438)	(1,941)
Interest income, net	329	162	921	196	47	70	71
Loss on disposal of equipment	—	—	(4)	—	—	—	—
Loss before income taxes	(3,687)	(32)	(11,676)	(1,043)	(3,922)	(3,368)	(1,870)
Income taxes	—	—	—	—	77	—	—
Net loss	(3,687)	(32)	(11,676)	(1,043)	(3,999)	(3,368)	(1,870)
Preferred stock accretion	(103)	(68)	(367)	(111)	(63)	(52)	(31)
Net loss attributable to common stockholders	$(3,790)	$(100)	$(12,043)	$(1,154)	$(4,062)	$(3,420)	$(1,901)
Basic and diluted net loss per share attributable to common stockholders	$(3.33)	$(0.10)	$(11.38)	$(1.10)	$(3.86)	$(3.25)	$(6.44)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,137,987	1,052,770	1,058,146	1,052,770	1,052,770	1,052,770	295,328
Pro forma basic and diluted net loss per share applicable to common stockholders	$(0.52)		$(1.76)
Pro forma weighted average shares used to compute pro forma basic and diluted net loss per share(1)	7,285,547		6,859,908

	As of March 31, 2006
	Historical	Pro forma	Pro forma as adjusted(2)
	(in thousands)
Balance Sheet Information:
Cash and cash equivalents	$28,161	$28,161	$75,496
Total assets	47,712	47,712	95,047
Long-term capital lease obligations	36	36	36
Total liabilities	21,840	21,840	21,840
Redeemable, convertible preferred stock	50,848	—	—
Accumulated deficit	(26,370)	(26,370)	(26,370)
Total stockholders' equity (deficit)	(24,976)	25,873	73,208

(1)	The pro forma weighted average shares used gives effect to the conversion of all of the outstanding redeemable, convertible preferred stock into shares of common stock for the period each share of preferred stock was outstanding.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses. The pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus before purchasing our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In any such event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we expect to continue to incur losses and may not achieve or maintain profitability.

We have invested and will invest a significant portion of our time and resources to developing and testing GEM 21S and our GEM product candidates. As a result of our significant research and development, clinical development, regulatory compliance and general and administrative expenses, we expect to incur losses for at least the next few years as we continue to incur significant expenses for clinical trials. As of March 31, 2006, we had an accumulated deficit of approximately $26.4 million. We recently received FDA marketing approval for and have begun commercializing GEM 21S. Although we are now commercializing GEM 21S and even if we succeed in developing and commercializing one or more of our product candidates, we may not be able to generate sufficient revenue and we may never achieve or maintain profitability.

Our product and product candidates are in various stages of development and may not be developed or commercialized successfully.

GEM 21S and our product candidates are based on technologies that often times have not been used previously in the manner and combination we propose and must compete with more established treatments currently accepted as the standards of care. Market acceptance of our products will largely depend on our ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use.

We are subject to the risk that:

•	the FDA or a foreign regulatory authority finds some or all of our product candidates ineffective or unsafe;

•	we do not receive necessary regulatory approvals;

•	we are unable to get some or all of our product candidates to market in a timely manner;

•	we are not able to produce our product or product candidates in commercial quantities at reasonable costs;

•	our products undergo post-market evaluations resulting in marketing restrictions or withdrawal of regulatory approval of our products; and

•	the patient and physician community does not accept our products.

In addition, our product development programs may be curtailed, redirected, eliminated or delayed at any time for many reasons, including:

•	adverse or ambiguous results;

•	undesirable side effects that delay or extend the trials;

•	inability to locate, recruit, qualify and retain a sufficient number of clinical investigators or patients for our trials;

•	regulatory delays or other regulatory actions;

•	difficulties in obtaining sufficient quantities of the particular product candidate or any other components needed for our pre-clinical testing or clinical trials; or

•	re-evaluation of our clinical development strategy.

We cannot predict whether the commercialization of GEM 21S will be successful or whether we will develop and commercialize successfully any of our product candidates. If we fail to do so, we will not be able to generate substantial revenue.

GEM 21S and our current product candidates are all based on the same protein, rhPDGF. If one of them reveals safety or fundamental efficacy issues in clinical trials, it may impact the development path for all our other current product candidates.

The development of GEM 21S and each of our GEM product candidates is based on our understanding of how the protein rhPDGF contributes to the repair of bone and soft tissue. Soft tissue includes muscles, tendons and ligaments that connect, support or surround the bones and organs of the body. While there are important differences in each product and product candidate in terms of its purpose, each product and product candidate focuses on accelerating the repair of musculoskeletal tissue and relies on the ability of rhPDGF to stimulate the body's natural healing processes.

Since we are developing the GEM OS product candidates in parallel, we expect that the results of the individual product trials will assist in development of all of the GEM OS product candidates. If one product candidate has negative clinical trial results or is shown to be ineffective, it may impact the development path or future development of the other product candidates. For example, the components in GEM 21S, which stimulate bone growth in periodontal indications, may not stimulate bone growth in broad orthopedic applications. If we find that one product candidate is unsafe, it may impact the development of our other product candidates in clinical trials.

If we fail to meet our obligations under our existing license agreements or fail to enter into new license agreements, our business may be materially adversely impacted.

Our rights to the development, use and marketing of GEM 21S and all of our GEM product candidates are governed by a series of licensing agreements, including those with Harvard and ZymoGenetics. These license agreements provide us with rights to certain intellectual property created by the licensor, which allow us to develop and commercialize our product and product candidates.

As part of these agreements, we are required to make payments to the licensors and comply with other obligations as we progress through product development and commercialization. If we fail to make these payments or satisfy other obligations for any reason, these licenses could be terminated by the licensors, thereby limiting our ability to market our products or limiting our ability to maintain exclusivity with respect to our product or product candidates. Furthermore, if a dispute arises regarding our obligations under these agreements, our business may be materially adversely impacted.

Our licensors or others may dispute the scope of our rights under any of these licenses. Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially harm our financial condition and operating results.

We may need additional licenses to intellectual property owned by third parties in order to commercialize new products. If we cannot obtain these additional licenses, we may not be able to develop or commercialize these future products.

Our rights to use technologies licensed to us by third parties are not entirely within our control, and we may not be able to produce our product and product candidates without these technologies.

We depend upon a limited number of specialty suppliers of raw materials.

Our ability to manufacture GEM 21S and our GEM product candidates depends on a limited number of specialty suppliers of raw materials. In particular, we depend upon Chiron to supply us with sufficient quantities of rhPDGF for clinical development activities and for commercial sale. We are obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. We are required to purchase all of our requirements for β-TCP for use in GEM 21S for the treatment of bone and soft tissue defects of the jaw and maxillofacial region, or jaw and face, from Orthovita, Inc., or Orthovita. We are evaluating β-TCP products and other matrices from potential suppliers for use in orthopedic applications. There is a risk that we will not be able to secure adequate sources of rhPDGF to meet our clinical needs for our periodontal or orthopedic applications or β-TCP to meet our clinical needs for our periodontal applications. Each of our agreements with Chiron and Orthovita are cancelable under certain circumstances.

The failure of a supplier to continue to provide us with these materials at a price or quality acceptable to us, or at all, would impede our ability to manufacture our product and product candidates. Moreover, our failure to maintain strategic reserve supplies of each significant single-sourced material used to manufacture products and product candidates that we develop may negatively impact our development and commercialization activities. If our specialty suppliers cannot perform as agreed, we may not be able to replace them in a timely manner or on terms that are acceptable to us and the production of our product and product candidates would be interrupted, resulting in delays in clinical trials and additional costs. We will be required to obtain regulatory clearance from the FDA or foreign regulatory authorities before we can use different suppliers or components. If we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of GEM 21S and our GEM product candidates could be interrupted for an extended period of time, which may delay completion of our clinical trials, regulatory approval of our product candidates or commercialization of any approved products.

We and our suppliers are subject to numerous federal, state and local laws relating to matters, including safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are subject to regulation by the Federal Trade Commission in specific instances. We and our suppliers may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements, our failure or the failure of our manufacturers to comply with these requirements or the adoption of new requirements could delay the development of our product candidates or regulatory approval of our product candidates or successful commercialization of any approved products, resulting in additional losses to us.

We may be unable to obtain the rhPDGF we will need to manufacture GEM 21S.

The FDA approval of GEM 21S included the condition that we cannot utilize lots of rhPDGF that were fermented by Chiron after September 2002 until supplemental approval is received from the FDA to include the PDGF fermentation site. We have submitted a request for supplemental approval, but we do not expect that the FDA will act on our request until it has completed a successful inspection of the facility in which Chiron manufactures rhPDGF. The FDA has informed us that it has scheduled an inspection in June 2006, but we cannot be sure that the inspection will take place at that time or that it will be successful. There can be no assurance that such approval will be received in a timely fashion, or at all, or that we will not run out of this raw material before such approval is received. As of March 31, 2006, we had 19 grams of pre-2002 fermented PDGF in our inventory, and have a firm purchase commitment with Chiron for an additional 80 grams. The 80 grams will be delivered to us in staggered shipments between now and the end of 2006. Based on our current forecasts for GEM 21S, our planned clinical study programs for GEM OS1 and other product candidates and our anticipated pre-clinical studies, the PDGF in our inventory and to be shipped to us by Chiron through the end of 2006 should meet our needs for at least the next two years. At this point in time, we do not have an alternative source of rhPDGF. If we are not able to obtain rhPDGF from Chiron that we are permitted to use, we will not be able to manufacture GEM 21S after our current inventory and that portion of Chiron's inventory of rhPDGF fermented prior to September 2002 to which we are entitled under our contract are depleted. Under the terms of our supply agreement, Chiron is required to support our efforts to establish our production of rhPDGF should it terminate the agreement; however, establishing a manufacturing process to replace Chiron's will take multiple years and a significant financial investment to complete, if at all, and there is no assurance we would be successful in that effort. We also may not be able to manufacture any other product candidates that contain PDGF, including GEM OS1 after our current inventory is depleted.

We may be unable to establish or enter into the necessary partnerships and agreements with other companies who provide a component critical to the development and commercialization of our product candidates, including intellectual property, raw materials, manufacturing assistance, regulatory assistance and other assistance necessary to develop and market our product candidates successfully.

Our product development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses. We rely heavily upon arrangements with third-parties for the raw materials and intellectual property used in the development of our product candidates. These third parties also provide us with assistance in manufacturing our product candidates and seeking regulatory approvals. Our strategy includes continuing to partner with other biotechnology companies to assist us in potentially commercializing our product candidates. We face significant competition in seeking appropriate partners and these partnerships and other agreements into which we may enter are complex and time-consuming to negotiate, document and implement. We may not be able to enter into any such partnerships or agreements on terms that are acceptable to us, or at all. If that were to happen, we may have to curtail the development or delay the commercialization of our product candidates.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We are evaluating bringing the later stages of the manufacture of GEM 21S and our GEM product candidates into our facility in Franklin, Tennessee, including final formulation, filling the syringes and cups that will be packaged in the finished kits, and assembling the kits. Currently we are utilizing four contract facilities to complete the manufacturing, packaging and final product testing for our GEM 21S kits. If there were a disruption to our manufacturing facility or those of our contract manufacturers, we would have no other means of manufacturing our product or product candidates until we were able to restore the manufacturing capability at our facility or develop alternative manufacturing facilities. If we were unable to produce sufficient quantities of our product candidates for use in our current and planned clinical trials, or if our manufacturing process yields substandard products, our development and commercialization efforts would be delayed.

We have limited resources, facilities and experience to commercially manufacture our product and product candidates. In order to produce our product and product candidates in the quantities that we anticipate will be required to meet future market demand, we will need to increase, or "scale up," the production process by a significant factor over the current level of production. There are technical challenges to scaling-up manufacturing capacity, and developing commercial-scale manufacturing facilities under our control would require the investment of substantial additional funds as well as hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required scale-up in a timely manner or at all. This growth could strain our existing managerial, operational, financial and other resources. Furthermore, if we fail to manage our growth effectively we may not be able to produce our product in sufficient quantities to meet the future requirements for the product. If we are unable to manufacture a sufficient supply of GEM 21S or any product candidate, our revenues, business and financial prospects would be adversely affected. In addition, if the scaled-up production process is not efficient or produces products that do not meet quality and other standards, our future gross margins may decline.

If we are unable to establish adequate sales and marketing capabilities, we may not be able to generate significant revenue and may not become profitable.

We do not have a dedicated sales force and have limited experience in the sales, marketing and distribution of drug-device combination products. In December 2003, we entered into an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S. In order to commercialize any other product candidates that we develop, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable.

Under the agreements with Luitpold, Luitpold is responsible for post-approval development, as well as worldwide sales and distribution, of GEM 21S for periodontal and maxillofacial applications. As a result of our agreements with Luitpold or any other arrangements we may enter into with third parties to perform sales, marketing and distribution services, our product revenues could be lower than if we directly marketed and sold GEM 21S or any other product candidate that we may develop. Furthermore, as a result of our agreements with Luitpold or other marketing and sales arrangements we may enter into with other companies, any revenues received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our existing or future distributors may have products or product candidates that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. Luitpold and its affiliates produce three products that compete with GEM 21S, which include Bio-Oss®, Bio-Gide® and Bio-Oss Collagen®. If our relationships with Luitpold or future distributors do not progress as anticipated, or if their sales and marketing strategies fail to generate sales of our products in the future, our business, financial condition and results of operations would be harmed.

The drug-device combination product industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer and more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products in the biological device field. We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the US and abroad. Many of our principal competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; or

•	develop more effective or less expensive products or technologies that render our technology or product and product candidates obsolete or non-competitive.

The industry in which we operate has undergone, and we expect it to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technological advances are made. Our competitors may develop and commercialize medical devices, drug-device combination products or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than any products that we may develop. For example, we are aware of companies that are developing various other less-invasive technologies for treating periodontal and orthopedic injuries and disease, which could make our GEM 21S and any of our product candidates obsolete. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If our product and product candidates do not gain market acceptance among physicians, patients and the medical community, we may be unable to generate significant revenue, if any.

Even if we obtain regulatory approval for our product candidates, they may not, and GEM 21S may not, gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance will depend on our ability to demonstrate the benefits of our approved products in terms of safety, efficacy, convenience, ease of administration and cost effectiveness. In addition, we believe market acceptance depends on the effectiveness of our marketing strategy, the pricing of our approved products and the reimbursement policies of government and third party payers. Physicians may not prescribe our approved products for a variety of reasons and patients may determine for any reason that our product is not useful to them. If any of our approved products fails to achieve market acceptance, our ability to generate revenue will be limited.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan.

As a small company with 41 full-time employees for the pay period ended March 24, 2006, our success depends on the continuing contributions of our management team and scientific personnel and maintaining relationships with the network of medical and academic centers in the US that conduct our clinical trials. We depend on the services of our key scientific employees and the principal members of our management staff, including Samuel Lynch, Larry Bullock, Charles Hart and Steven Hirsch. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We face intense competition in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel. The loss of one or more of these individuals, or our inability to attract additional qualified personnel, could substantially impair our ability to implement our business plan.

We face an inherent risk of liability in the event that the use or misuse of our product or product candidates results in personal injury or death.

The use of our product candidates in clinical trials and the sale of any approved products may expose us to product liability claims which could result in financial losses. Our clinical and commercial product liability insurance coverage may not be sufficient to cover claims that may be made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of the product candidate, or sale of the product, which is the subject of any such claim. Off-label use of our product may occur. While we do not promote any off-label use, off-label uses of products are common and the FDA does not regulate a physician's choice of treatment. Off-label use or misuse of our product may subject us to additional liability.

If we are sued in a product liability action, we could be forced to pay substantial damages and the attention of our management team may be diverted from operating our business.

We will manufacture drug-device combination products implanted in patients during surgery, and we may be subject to a product liability lawsuit. In particular, the market for spine products has a history of product liability litigation. Under agreements with our distributors and sales agencies and certain suppliers, we indemnify these parties from product liability claims. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we would have to pay any amount awarded by a court in excess of policy limits. We maintain product liability insurance in the annual aggregate amount of up to $20 million, although our insurance policies have various exclusions. Thus, we may be subject to a product liability claim for which we have no insurance coverage, in which case we may have to pay the entire amount of any award. Even in the absence of a claim, our insurance rates may rise in the future to a point where we may decide not to carry this insurance. A meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management's attention from our core business. A successful product liability claim or series of claims brought against us in excess of our coverage could have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards could be limited.

Our ability to use our net operating loss carryforwards could be limited. At March 31, 2006, we had net operating loss carryforwards totaling approximately $8.2 million available to reduce our future federal income tax liabilities. Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities is subject to annual limitations. In connection with this offering, we may realize a "more than fifty percent change in ownership" which could further limit our ability to use our net operating loss and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because US tax laws limit the time during which net operating loss and tax credit carryforwards may be applied against future taxable income and tax liabilities, we may not be able to take advantage of our net operating loss and tax credits for federal income tax purposes.

Risks Relating to Intellectual Property

If we cannot protect our intellectual property, our ability to market GEM 21S and our ability to develop and commercialize our product candidates may be severely limited.

Our success will depend in part on our ability and on the ability of Harvard and ZymoGenetics to maintain and enforce patent protection for the therapeutic uses of rhPDGF. Without patent protection, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred. Our ability to recover these expenditures and realize profits upon the sale of approved products would then be diminished.

We have relied on the intellectual property of ZymoGenetics and the intellectual property co-owned by us and Harvard to provide freedom to operate and to exclude others from developing rhPDGF for the treatment of general bone defects and bone defects associated with advanced periodontal disease, fractures and other indications. One of our licensed issued US patents covering our GEM 21S product may expire in July 2006. We have two additional US patents covering other unique aspects of GEM 21S and our product candidates. We do not believe that the expiration of this patent would significantly affect our intellectual property position. The license agreement with Harvard provides exclusivity to the designated patents, which we co-own with Harvard. However, if any patent or other rights of ZymoGenetics or any patent or other rights co-owned by us and Harvard are challenged, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of a patent is upheld by a court, a court may not prevent alleged infringement on the grounds that the activity is not covered by the patent claims. Any litigation, whether to enforce our rights to use our or our licensors' patents or to defend against allegations that we infringe third-party rights, would be costly and time consuming, and may distract management from other important tasks.

Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. In addition, our patent applications, patents and our licensors' patents may not afford us protection against competitors with similar technology. Because patent applications in the US and many foreign jurisdictions typically are not published until 18 months after filing, or in some cases ever, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for a breach. In addition, we cannot ensure that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to the information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements, or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.

Our success also depends on our ability to operate and commercialize our product and product candidates without infringing the patents or proprietary rights of others.

Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information. In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others, we may be required to, among other things:

•	pay substantial damages;

•	stop using our technologies;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; or

•	obtain one or more licenses from third parties.

A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we or our licensors or suppliers are sued for infringement, we could encounter substantial delays in, or be prohibited from, developing, manufacturing and commercializing GEM 21S or our product candidates.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that these employees may have used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against these claims, which could result in substantial costs and be a distraction to management and may have a material adverse effect on us, even if we are successful in defending these claims.

Delays encountered during the FDA approval process could shorten the patent protection period during which we have the exclusive right to commercialize technologies or could allow others to come to market with similar technologies before us.

Regulatory Risks

We are subject to extensive governmental regulation including the requirement of FDA approval or clearance before our product and product candidates may be marketed.

Both before and after approval or clearance of our product and product candidates, we, our product and product candidates, and our suppliers, contract manufacturers, and contract testing laboratories are subject to extensive regulation by governmental authorities in the US and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions:

•	warning letters;

•	fines and other civil penalties;

•	unanticipated expenditures;

•	delays in the FDA's approving or clearing or the FDA's refusing to approve or clear a product candidate;

•	product recall or seizure;

•	interruption of manufacturing or clinical trials;

•	operating restrictions;

•	injunctions; and

•	criminal prosecutions.

Our product candidates require FDA authorization by means of an approval or clearance prior to marketing. Some of our product candidates, including GEM OS1, are regulated as combination products. For a combination product, the FDA must determine which center or centers within the FDA will review the product candidate and under what legal authority the product candidate will be reviewed. GEM OS1 is being reviewed under medical device authorities by the Center for Devices and Radiological Health, with participation by the Center for Drug Evaluation and Research. GEM OS1 requires an approved premarket application, or PMA, before it can be marketed. The process of obtaining FDA approval of a PMA is lengthy, expensive, and uncertain, and we cannot be sure that our drug-device combination product candidates regulated by the FDA as medical devices, or any other product candidates, will be approved in a timely fashion, or at all. If the FDA does not approve or clear our product candidates in a timely fashion, or at all, our business and financial condition may be adversely affected. We cannot be sure that the FDA will not select a different center and/or different legal authority for our other product candidates, in which case the path to regulatory approval would be different and could be more lengthy and costly. The review of combination products is often more complex and more time consuming than the review of a product candidate under the jurisdiction of only one center within the FDA.

In addition to the approval and clearance requirements, other numerous and pervasive regulatory requirements apply, both before and after approval or clearance, to us, our product and product candidates, and our suppliers, contract manufacturers, and contract laboratories. These include requirements related to:

•	testing;

•	manufacturing;

•	quality control;

•	labeling;

•	advertising;

•	promotion;

•	distribution;

•	export;

•	reporting to the FDA certain adverse experiences associated with use of the product; and

•	obtaining additional approvals or clearances for certain modifications to the products or their labeling or claims.

The FDA approval for GEM 21S was granted with three post-approval requirements relating to establishing an rhPDGF identity test, evaluating quality testing of our first 30 lots of product and prohibiting our use of lots of rhPDGF that were fermented by Chiron after September 2002 until supplemental approval is received from the FDA to include Chiron's PDGF fermentation site.

We also are subject to inspection by the FDA to determine our compliance with regulatory requirements, as are our suppliers, contract manufacturers, and contract testing laboratories.

The FDA's requirements may change and additional government regulations may be promulgated that could affect us, our product and product candidates, and our suppliers, contract manufacturers, and contract laboratories. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

International sales of our product and any of our product candidates that we commercialize are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our product and product candidates in markets outside the US will be subject to regulatory clearances in those jurisdictions. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by foreign government authorities is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

Prior to marketing our products in any country outside of the US, we must obtain marketing approval in that country. Approval and other regulatory requirements vary by jurisdiction and differ from the US requirements. We may be required to perform additional pre-clinical or clinical studies even if FDA approval has been obtained.

Under European Union, or EU, regulatory systems, our products will be medicinal products. Marketing authorization for medicinal products can be submitted under the centralized European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized mutual recognition process. The centralized procedure is mandatory for biotechnology derived products. If a product is approved under the centralized procedure, it receives a single marketing authorization that is valid in all EU member states. The decentralized process provides for mutual recognition of national approved decisions which allows the holder of an approval from one EU member state to submit an application in other member states requesting that they recognize the approval already granted.

In order to market our approved products in Japan, approval must be obtained from the Japanese Ministry of Health, Labor and Welfare. We will need to conduct clinical trials in Japan to obtain approval there for our products. Accordingly, we will need to enter into a third party strategic alliance to conduct such clinical trials, obtain the necessary regulatory approvals and market in Japan. We may not succeed in achieving such an alliance and we ultimately may not obtain the approvals necessary to market GEM 21S or our product candidates in Japan.

In Canada, the manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada). Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by the national regulatory agency, Health Canada. We may need to conduct clinical trials in Canada to obtain approval there for GEM 21S and our product candidates. We ultimately may not obtain the approvals necessary to market our products in Canada.

The results of our clinical trials may be insufficient to obtain regulatory approval for our product candidates.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency, in well designed and conducted clinical trials, that the product candidate is safe and effective. If we are unable to demonstrate that a product candidate will be safe and effective in advanced clinical trials involving larger numbers of patients, we will be unable to submit the PMA necessary to receive regulatory approval to commercialize that product candidate. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. We face risks that:

•	the product candidate may not prove to be safe or effective;

•	the product candidate's benefits may not outweigh its risks;

•	the results from more advanced clinical trials may not confirm the positive results from pre-clinical studies and early clinical trials;

•	the FDA or comparable foreign regulatory authorities may interpret data from pre-clinical and clinical testing in different ways than we interpret them; and

•	the FDA or other regulatory agencies may require additional or expanded trials.

We have only limited experience in regulatory affairs, and some of our products may be based on new technologies. These factors may affect our ability or the time we require to obtain necessary regulatory approvals.

We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. Moreover, some of the products that are likely to result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans. The regulatory requirements governing these types of product candidates may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop, license or acquire.

If we fail to obtain an adequate level of reimbursement for our approved products by third party payers, there may be no commercially viable markets for our approved products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payers affect the market for our approved products. The efficacy, safety, performance and cost-effectiveness of our product and product candidates and of any competing products will determine the availability and level of reimbursement. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our approved products to other available therapies. We may not obtain international reimbursement or pricing approvals in a timely manner, if at all. Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our approved products in the international markets in which those approvals are sought.

We believe that future reimbursement may be subject to increased restrictions both in the US and in international markets. Future legislation, regulation or reimbursement policies of third party payers may adversely affect the demand for our future approved products currently under development and limit our ability to sell our approved products on a profitable basis. In addition, third party payers continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. If reimbursement for our approved products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, market acceptance of our approved products would be impaired and our future revenues, if any, would be adversely affected.

If we fail to comply with the US Federal Anti-Kickback Statute and similar state laws, we could be subject to criminal and civil penalties and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which our approved products may be sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a Federal health care program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in federal health care programs.

All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws. We believe our operations are in compliance with the Federal Anti-Kickback Statute and similar state laws. However, we cannot assure you that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management's attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, it could have a material adverse effect on our business and results of operations.

Patients may discontinue their participation in our clinical studies, which may negatively impact the results of these studies and extend the timeline for completion of our development programs.

Clinical trials for our product candidates require sufficient patient enrollment. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Patients enrolled in our clinical studies may discontinue their participation at any time during the study as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. If a large number of patients in any one of our studies discontinue their participation in the study, the results from that study may not be positive or may not support a filing for regulatory approval of our product candidates.

In addition, the time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the availability of other treatments or marketed therapies (whether approved or experimental);

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

The use of hazardous materials in our operations may subject us to environmental claims or liability.

We intend to conduct research and development and some future manufacturing operations in our Franklin, Tennessee facility. Our research and development processes will involve the controlled use of hazardous materials, chemicals and radioactive compounds. We will conduct experiments that are common in the biotechnology industry, in which we may use small quantities of chemical hazards, including those that are corrosive, toxic and flammable, and trace amounts of radioactive materials. The risk of accidental injury or contamination from these materials cannot be eliminated. We do not maintain a separate insurance policy for these types of risks. In the event of an accident or environmental discharge or contamination, we may be held liable for any resulting damages, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Risks Relating to Our Financial Results and Need for Financing

We will need to raise additional capital in the future. If we are unable to raise additional capital in the future, our product development could be limited and our long term viability may be threatened; however, if we raise additional capital, your percentage ownership as a stockholder could decrease and constraints could be placed on the operation of our business.

We have experienced negative operating cash flows since our inception and have funded our operations primarily from proceeds received from sales of our stock. We believe cash, cash equivalents and short-term investments after this offering will be sufficient to meet our currently estimated operating and investing requirements through the beginning of 2008. While we have no immediate plans to do so, we may seek to obtain additional funds at any time in the future through subsequent equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity financings. These financings could result in substantial dilution to the holders of our common stock or require contractual or other restrictions on our operations or on alternatives that may be available to us in considering strategic transactions, dividends or liquidation preferences, debt service and/or revenue sharing arrangements. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us and the failure to procure such required financing could have a material adverse effect on our business, financial condition and results of operations.

A variety of factors could impact our need to raise additional capital, the timing of any required financings and the amount of such financings.

Factors that may cause our future capital requirements to be greater than anticipated or could accelerate our need for funds include, without limitation:

•	unforeseen developments during our pre-clinical activities and clinical trials;

•	delays in the timing of receipt of required regulatory approvals;

•	unanticipated expenditures in research and development or manufacturing activities;

•	delayed market acceptance of our approved product;

•	unanticipated expenditures in the acquisition and defense of intellectual property rights;

•	the failure to develop strategic alliances for the marketing of some of our product candidates;

•	additional inventory builds to adequately support the launch of new products;

•	unforeseen changes in healthcare reimbursement for procedures using our approved product;

•	inability to train a sufficient number of surgeons to create demand for our approved product;

•	lack of financial resources to adequately support our operations;

•	difficulties in maintaining commercial scale manufacturing capacity and capability;

•	unforeseen problems with our third-party manufacturers and service providers or with our specialty suppliers of certain raw materials;

•	unanticipated difficulties in operating in international markets;

•	unanticipated financial resources needed to respond to technological changes and increased competition;

•	unforeseen problems in attracting and retaining qualified personnel to market our approved product;

•	enactment of new legislation or administrative regulations;

•	the application to our business of new court decisions and regulatory interpretations;

•	claims that might be brought in excess of our insurance coverage; and

•	the failure to comply with regulatory guidelines.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures. Any acquisition or joint venture would likely increase our capital requirements.

If adequate financing is not available, we may be required to delay, scale back or eliminate our operations. Consequently, our long-term viability would be threatened.

Risks Relating to The Offering

There has been no prior trading market for our common stock and an active trading market may not develop.

The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will be traded after this offering. Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock or whether that market will be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common stock. Further, in the event that shares in this offering are purchased by any of our principal stockholders, the subsequent offering of such shares initially would be restricted, which would reduce the number of shares freely traded by the public.

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the public offering price of this offering.

The trading prices of the securities of medical technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors that could affect the trading price of our common stock include, among other things:

•	whether we successfully commercialize GEM 21S or any other approved product in the future;

•	whether we receive FDA approval to market any of our product candidates in the US or similar regulatory approval in foreign jurisdictions;

•	developments relating to patents, proprietary rights and potential infringement;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	reimbursement policies of various governmental and third party payers;

•	public concern over the safety and efficacy of GEM 21S or any of our product candidates;

•	changes in estimates of our revenue and operating results;

•	variances in our revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in our stock; and

•	market conditions in our industry and the economy as a whole.

If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our common stock will likely decline. In addition, share price fluctuations may be exaggerated if the trading volume of our common stock is low.

From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals or milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we expect that we will publicly announce the anticipated timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline and the commercialization of our product and product candidates may be delayed.

You will experience significant and immediate dilution in the net tangible book value of the shares you purchase in this offering.

The assumed initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. As a result, purchasers of our common stock will experience immediate dilution of $4.19 per share, based on an assumed initial public offering price of $12.00 per share (on a post-stock split basis), the midpoint of the range set forth on the cover of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares. Investors purchasing shares in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. In addition, the conversion of all of our redeemable, convertible preferred stock and the exercise of outstanding options will, and future equity issuances may, result in further dilution to investors. As a result of this dilution, investors purchasing shares from us in this offering will have contributed 51% of the total amount of our net funding to date, on a fully diluted basis, but will own only 29% of our equity, on a fully diluted basis.

If we fail to maintain effective internal controls over financial reporting, our business, operating results and stock price could be materially adversely affected.

Beginning with our annual report for our fiscal year ending 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. The report must also contain a statement that our independent auditors have issued attestation reports on management's assessment of such internal controls and on the effectiveness of internal controls.

In order to achieve timely compliance with Section 404, we have begun a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management's attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

Our officers, directors and the holders of substantially all of our outstanding shares and options to acquire our shares have agreed not to sell their shares for a period of 180 days after the date of this prospectus. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.        shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus and        shares will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus. Upon expiration of the 180-day lock-up period, unless held by our affiliates, approximately 2,929,223 shares of common stock underlying our Series A and Series B redeemable, convertible preferred stock will be eligible for resale under Rule 144(k). In addition, unless held by our affiliates, approximately 2,177,263 shares, 998,737 shares and 42,337 shares of common stock underlying our Series C redeemable, convertible preferred stock will be eligible for resale under Rule 144(k) in October 2006, April 2007 and June 2007, respectively. Furthermore, after this offering, holders of approximately 6,200,330 shares of common stock will have piggyback registration rights with respect to their shares in connection with future offerings. Sales by stockholders of substantial amounts of our shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock. The shares we are offering for sale in this offering will be freely tradeable immediately following this offering.

At March 31, 2006, there were options outstanding to purchase 976,972 shares of our common stock with a weighted average exercise price of $4.56. Upon the closing of this offering, we will also have 1,388,750 shares reserved for issuance of additional options under our stock plans, of which 976,972 shares are reserved for issued options.

We may use the proceeds of this offering in ways with which you may disagree.

We intend to use the net proceeds of this offering to fund our research and development activities, to license additional molecules and matrix materials, to commercialize our lead product, GEM 21S (including building our manufacturing capabilities), to hire additional employees and for general corporate purposes, including working capital needs. Accordingly, we will have significant discretion in the use of the net proceeds of this offering received by us, and it is possible that we may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds.

After this offering, our executive officers, directors and major stockholders will maintain the ability to control all matters submitted to stockholders for approval.

When this offering is completed and giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock on a fully diluted basis before the completion of this offering will, in the aggregate, beneficially own shares representing approximately 42% of our capital stock, without giving effect to any shares of common stock acquired in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words "may," "continue," " estimate," "intend," "plan," "will," "believe," "project," "expect," "anticipate" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	market acceptance of and demand for GEM 21S and our product candidates;

•	regulatory actions that could adversely affect the price of or demand for our approved products;

•	our intellectual property portfolio and licensing strategy;

•	timing of clinical studies and eventual FDA approval of our product candidates or other new product introductions;

•	our marketing and manufacturing capacity and strategy;

•	estimates regarding our capital requirements, and anticipated timing of the need for additional funds;

•	product liability claims;

•	economic conditions that could adversely affect the level of demand for our products;

•	financial markets; and

•	the competitive environment.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should read this prospectus and the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or the SEC, after the date of this prospectus. See "Where You Can Find More Information."

The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 4,500,000 shares (giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering) of common stock we are offering will be approximately $47.3 million, based on an assumed initial public offering price of $12.00, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $54.9 million.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described below, and we reserve the right to change the allocation of the net proceeds among the uses described below as a result of contingencies such as the progress and results of our clinical trials and our development activities, the results of our commercialization efforts and competitive developments.

We presently estimate that we will use the net proceeds of this offering as follows:

•	approximately $30 million to fund our research and development activities;

•	approximately $11 million for general corporate purposes, including working capital needs and to hire additional empolyees;

•	approximately $4 million to commercialize our lead product, GEM 21S, including building our manufacturing capabilities; and

•	approximately $2 million to license additional molecules and matrix materials.

We also may use a portion of the net proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or arrangements to do so.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments (if any), and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our redeemable, convertible preferred stock into an aggregate of 6,147,560 shares of common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to adjust the pro forma information to give effect to (1) our sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $2.9 million payable by us and (2) the 1.5 for one stock split that will occur prior to the completion of this offering.

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of March 31, 2006
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share and per share information)
Reedemable, convertible preferred stock:
Series A redeemable, convertible preferred stock, $0.001 par value; 2,164,272 shares authorized; 2,164,272 shares issued and outstanding actual, no shares outstanding pro forma	$8,562	$—	$—
Series B redeemable, convertible preferred stock, $0.001 par value; 764,951 shares authorized; 764,951 shares issued and outstanding actual, no shares outstanding pro forma	5,481	—	—
Series C redeemable, convertible preferred stock, $0.001 par value; 3,452,203 shares authorized; 3,218,337 shares outstanding actual, no shares outstanding pro forma	36,806	—	—
Stockholders' equity (deficit):
Common stock, $0.001 par value; 11,271,000 shares authorized; 1,164,020 shares issued and outstanding actual, 7,311,580 shares outstanding pro forma and 25,000,000 shares authorized and 15,457,370 shares outstanding pro forma as adjusted	1	7	15
Additional paid-in capital	1,393	52,236	99,563
Accumulated deficit	(26,370)	(26,370)	(26,370)
Total stockholders' equity (deficit)	(24,976)	25,873	73,208
Total capitalization	$25,873	$25,873	$73,208

The above share data excludes the following:

•	976,972 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $4.56 per share; and

•	411,778 shares of common stock that will be reserved for future issuance under our stock plans as of the completion of this offering.

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses. The pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2006, we had a net tangible book value of $(33.4) million, or $(28.72) per share of common stock, not taking into account the conversion of our outstanding redeemable, convertible preferred stock into common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.

After (1) giving effect to the conversion of all of our redeemable, convertible preferred stock, (2) giving effect to the sale of 4,500,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, the midpoint of the expected price range shown on the cover page of this prospectus, (3) deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and (4) giving effect to the 1.5 for one stock split of our common stock that will occur prior to the completion of this offering, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been approximately $64.8 million, or approximately $4.19 per share of common stock. This represents an immediate dilution of $7.81 per share to new investors in this offering. If the initial public offering price is higher or lower than $12.00 per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of March 31, 2006	$(28.72)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable, convertible preferred stock outstanding at March 31, 2006 and the 1.5 for one stock split of our common stock that we will effect immediately prior to the completion of this offering	31.10
Pro forma net tangible book value per share as of March 31, 2006	2.38
Pro forma increase per share attributable to new investors	1.81
Pro forma as adjusted net tangible book value per share after this offering		4.19
Pro forma dilution per share to new investors		$7.81

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $4.48 per share, representing an increase to existing holders of $2.10 per share, and there will be immediate dilution of $7.52 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2006, the differences between existing stockholders and new investors with respect to:

•	the number of shares of common stock purchased from us, assuming the conversion of all outstanding shares of redeemable, convertible preferred stock into common stock;

•	the total consideration paid to us; and

•	the average price per share paid by existing stockholders and by new investors in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $12.00 per share, the midpoint of the expected price range shown on the cover page of this prospectus.

	Total shares		Total consideration
	Number	%	Amount	%	Average price per share
Existing stockholders	10,967,370	71%	$52,330,431	49%	$4.77
New investors	4,500,000	29	54,000,000	51	12.00
Total	15,467,370	100%	$106,330,431	100%

The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options after March 31, 2006.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 46% of the total pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 5,175,000, or approximately 54% of the total pro forma as adjusted shares of our common stock outstanding after this offering.

The tables and calculations above are based on shares outstanding as of March 31, 2006 (on a post-stock split basis) and exclude:

•	1,465,458 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $3.04 per share; and

•	617,667 shares of common stock that will be reserved for future issuance under our stock plans as of the completion of this offering.

If all of our vested outstanding options as of March 31, 2006 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $4.12 per share, representing an increase to option holders of $1.79 per share, and there would be an immediate dilution of $0.07 per share to new and existing investors.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data that is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003, 2002 and 2001 and the selected consolidated statement of operations data for the year ended December 31, 2002 and for the period from inception (April 14, 1999) through December 31, 2001 have been derived from our audited financial statements which are not included in this prospectus.

The selected condensed consolidated statement of operations data for the three months ended March 31, 2006 and 2005 and the selected condensed consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

As noted above, the following tables include selected statement of operations data for the period from inception (April 14, 1999) through December 31, 2001 rather than the stand alone year ended December 31, 2001. We believe this cumulative information from inception through December 31, 2001 provides useful information regarding our results of operations since our inception. Our operations during 1999 and 2000 were minimal and consisted of start-up activities involving our founders. We did not have any significant operations until we received our initial funding through the Series A redeemable, convertible preferred stock issuance in March 2001. Substantially all of our loss from operations during the period from inception (April 14, 1999) through December 31, 2001 occurred during the year ended December 31, 2001.

The pro forma net loss per share attributable to common stockholders information is computed using the weighted average number of shares of common stock outstanding, after giving pro forma effect to the automatic conversion of all outstanding shares of our redeemable, convertible preferred stock into shares of our common stock effective upon the completion of this offering, as if the conversion had occurred at the date of the original issuance of such redeemable, convertible preferred stock.

The pro forma selected balance sheet data gives effect to the automatic conversion of all outstanding shares of our redeemable, convertible preferred stock into an aggregate of 6,147,560 shares of common stock upon the completion of this offering. The pro forma as adjusted balance sheet data gives effect to our sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the expected price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $2.9 million payable by us and the 1.5 for one stock split of our common stock that will occur prior to the completion of this offering.

Prior to January 1, 2006, we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

	Three months ended March 31,		Year ended December 31,				Period from Inception (April 14, 1999) through December 31, 2001
	2006	2005	2005	2004	2003	2002
	(unaudited)
		(in thousands, except share and per share information)
Statement of Operations Information:
Revenues:
Collaborative research and development	$—	$1,283	$4,335	$5,601	$461	$—	$61
Sublicense fee	175	—	84	—	—	—	—
Sales	140	—	60	—	—	—	—
Royalty income	71	—	31	—	—	—	—
Grants and other	6	—	7	—	162	157	40
Total revenues	392	1,283	4,517	5,601	623	157	101
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	141	—	70	—	—	—	—
Research and development	2,479	897	12,587	3,935	3,320	2,558	1,131
General and administrative	1,093	453	3,402	2,434	1,157	971	888
Depreciation and capital lease amortization	183	30	399	74	28	16	2
Patent license fee amortization	512	97	652	397	87	50	21
	4,408	1,477	17,110	6,840	4,592	3,595	2,042
Loss from operations	(4,016)	(194)	(12,593)	(1,239)	(3,969)	(3,438)	(1,941)
Interest income, net	329	162	921	196	47	70	71
Loss on disposal of equipment	—	—	(4)	—	—	—	—
Loss before income taxes	(3,687)	(32)	(11,676)	(1,043)	(3,922)	(3,368)	(1,870)
Income taxes	—	—	—	—	77	—	—
Net loss	(3,687)	(32)	(11,676)	(1,043)	(3,999)	(3,368)	(1,870)
Preferred stock accretion	(103)	(68)	(367)	(111)	(63)	(52)	(31)
Net loss attributable to common stockholders	$(3,790)	$(100)	$(12,043)	$(1,154)	$(4,062)	$(3,420)	$(1,901)
Basic and diluted net loss per share attributable to common stockholders	$(3.33)	$(0.10)	$(11.38)	$(1.10)	$(3.86)	$(3.25)	$(6.44)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,137,987	1,052,770	1,058,146	1,052,770	1,052,770	1,052,770	295,328
Pro forma basic and diluted net loss per share applicable to common stockholders	$(0.52)		$(1.76)
Pro forma weighted average shares used to compute pro forma basic and diluted net loss per share(1)	7,285,547		6,859,908

(1)	The pro forma weighted shares used gives effect to the conversion of all of the outstanding redeemable, convertible preferred stock into shares of common stock for the period each share of preferred stock was outstanding, but does not give effect to the 1.5 for one stock split that will occur prior to the completion of this offering.

	As of March 31, 2006			As of December 31,
	Historical	Pro forma	Pro forma as adjusted(2)	2005	2004	2003	2002	2001
	(in thousands)
Balance Sheet Information:
Cash and cash equivalents	$28,161	$28,161	$75,496	$33,428	$29,685	$11,805	$3,047	$2,731
Total assets	47,712	47,712	95,047	52,642	34,305	15,611	4,257	3,052
Long-term capital lease obligations	36	36	36	—	—	2	5	4
Total liabilities	21,840	21,840	21,840	23,281	5,226	10,318	491	245
Redeemable, convertible preferred stock	50,848	—	—	50,746	38,707	13,818	8,300	4,075
Accumulated deficit	(26,370)	(26,370)	(26,370)	(22,580)	(10,538)	(9,383)	(5,321)	(1,901)
Total stockholders' equity (deficit)	(24,976)	25,873	73,208	(21,385)	(9,628)	(8,525)	(4,534)	(1,269)

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses. The pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended. Our financial condition and results of operations may change as a result of many factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus and our actual results may differ materially from those anticipated in the forward-looking statements.

Overview

We develop and commercialize bio-active drug-device combination products for the healing of musculoskeletal injuries and diseases, including periodontal, orthopedic, spine and sports injury applications. We have generated limited revenues from product sales to date. We received FDA approval for our first drug-device combination product, GEM 21S, in November 2005 for the treatment of bone loss associated with advanced periodontal disease. Product sales commenced late in the fourth quarter of 2005.

We received our initial funding through the issuance of approximately $3.0 million (net of issuance costs) of Series A redeemable, convertible preferred stock in March 2001. Prior to March 2001, our operations consisted of start up activities involving our founders and fundraising activities. As a result, during the period from inception (April 14, 1999) through December 31, 2000, we had very limited operations. Substantially all of our operating losses during the period from inception (April 14, 1999) through December 31, 2001 were incurred during the year ended December 31, 2001.

Since inception, we have incurred losses each year. As of March 31, 2006, we had an accumulated deficit of $26.4 million. We expect to continue to incur losses for the foreseeable future. Although the size and timing of our future operating losses are subject to significant uncertainty, we expect our operating losses to continue to increase over the next several years as we continue to fund our development programs and continue the commercial launch of GEM 21S. We do not expect to achieve profitability in the foreseeable future, if at all. Since inception, we have funded our operations through the issuance of redeemable, convertible preferred stock, research and development agreements, and grants.

Prior to January 1, 2006 we primarily had been engaged in researching and developing our principal product and were a development stage enterprise. Effective January 1, 2006, we no longer consider ourselves to be a development stage enterprise as we believe that we have achieved our planned principal operations and are generating revenue from the sale of our principal product.

We anticipate that our general and administrative expenses will increase as we expand our operations, facilities and other activities and as we commence operations as a publicly traded company.

We expect that research and development expenses will continue to increase. We also expect that manufacturing expenses will increase as we continue the commercial launch of GEM 21S. In December 2003, we entered into a worldwide marketing and distribution agreement with Luitpold for our periodontal product, GEM 21S. This arrangement allows us to focus the majority of our future development efforts on our orthopedic product candidates.

Based on the demonstrated efficacy in our pivotal clinical trial with our periodontal product for bone regeneration, GEM 21S, we have entered into development of our first orthopedic product, GEM OS1. We anticipate that we will incur substantial research and development expenses and operating losses for the foreseeable future.

The following table summarizes our research and development expenses for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003. Direct external costs represent significant expenses paid to third parties that specifically relate to our product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs. Research and development spending for past periods is not indicative of spending in future periods.

Costs	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
Direct external:
Periodontal	$552,425	$344,328	$7,763,299	$1,912,660	$2,607,258
Orthopedic	1,136,629	175,632	2,106,451	1,062,691	—
Sports medicine and Diagnostic	1,050	—	40,650	—	—
	1,690,104	519,960	9,910,400	2,975,351	2,607,258
Internal:
Periodontal	358,023	261,963	1,528,570	567,225	713,281
Orthopedic	383,177	114,851	1,141,659	392,420	—
Sports medicine and Diagnostic	47,214	—	6,296	—	—
	788,414	376,814	2,676,525	959,645	713,281
Total	$2,478,518	$896,774	$12,586,925	$3,934,996	$3,320,539

We expect our research and development expenses to increase due to the substantial expansion of our internal research capabilities and due to the numbers of patients we expect to enroll in the clinical trials of our orthopedic product candidates. We will make determinations as to which product candidates to advance and how much funding to direct to each on an ongoing basis in response to their scientific and clinical success.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate the nature, timing and estimated costs of the efforts necessary to complete the development and approval of, or the period in which material net cash flows are expected to commence from, any of our product candidates due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the scope, rate of progress and cost of our clinical trials;

•	future clinical trial results;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing clinical and commercial supplies of our product candidates;

•	the timing and results of our pre-clinical research programs; and

•	the effects of competing technologies and market developments.

Any failure to complete the development of our product candidates in a timely manner could have a material adverse effect on our operations, financial position and liquidity. A discussion of the risks and uncertainties associated with completing our projects on schedule, or at all, and some of the consequences of failing to do so, are set forth under "Risk Factors."

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with US generally accepted accounting principles. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, fair valuation of inventory, valuation of any losses on purchase commitments, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies relating to revenue recognition, research and development expense, inventory valuation, valuation of purchase commitments, accrued expenses and stock-based compensation charges are most critical to aid you in fully understanding and evaluating our reported financial results.

Revenue Recognition

To date, we have generated limited revenues from the sale of products beginning in December 2005. Revenues relate to collaborative research and development agreements and grants. We follow the revenue recognition criteria outlined in Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" (SAB 101), as amended by SAB 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue 00-21, "Revenue Arrangements with Multiple Deliverables," and Statement of Financial Accounting Standards (SFAS) No. 48, "Revenue Recognition When Right of Return Exists." Accordingly, up-front, non-refundable license fees under agreements where we have an ongoing research and development commitment are amortized, on a straight-line basis, over the performance period. Revenues from milestones are only recognized upon achievement of the milestone criteria. Milestone payments received for sublicense fees are deferred and recognized into revenue on a straight-line basis over the initial term of the sublicense. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements. Royalty revenues are received from our sublicensor in arrears based on sales by the sublicensor. We recognize royalty income when we receive the information from Luitpold. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Revenue related to grant awards is deferred and recognized as related research and development performance occurs.

Research and Development Costs

We expense costs associated with research and development activities as incurred. We evaluate payments made to suppliers and other vendors in accordance with SFAS No. 2, "Accounting For Research and Development Costs," and determine the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to our product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturer start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

Inventory Valuation

We value our inventory at the lower of our actual cost or the current estimated market value. We regularly review inventory quantities on hand and inventory commitments with suppliers and record a provision for excess and obsolete inventory based primarily on our historical usage and anticipated future usage. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and consist of bulk drug substances and various components to be utilized in the manufacturing of our products. Finished goods consist of filled syringes and cups that will be packaged in the finished kits to be sold to consumers.

Inventory costs consist primarily of the purchase of raw materials, shipping costs associated with the transportation of raw materials to the contract manufacturer, fees paid to contract manufacturers in connection with the production of filled periodontal cups and syringes, kit packing fees, and quality control testing fees, less reserves for obsolescence and shrinkage.

Valuation of Purchase Commitments

We have substantial firm purchase commitments with our suppliers related to our future inventory needs. As part of the process of preparing our consolidated financial statements, we assess the need for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin (ARB) No. 43. As of March 31, 2006, no reserves have been recorded associated with these future purchase commitments.

Accrued Expenses and Deferred Liabilities

As part of the process of preparing our consolidated financial statements, management is required to estimate expenses that we have incurred for which we have not been invoiced. This process involves identifying services that have been performed on our behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where we have not been invoiced or otherwise notified of actual costs. Examples of expenses for which we accrue based on estimates include milestones payable, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management's projections of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under or over estimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with accounting principles generally accepted in the US. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities.

Stock-based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), using the prospective method of transition. Under that transition method, compensation cost recognized in the three months ended March 31, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In accordance with SFAS No. 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions amortized to expense over the options' vesting periods for the three months ended March 31, 2006: risk-free interest rate of 4.43%; an expected dividend yield of 0%; the volatility factor of the expected market price of our common stock of 80%; forfeiture rate of 1%; and the weighted average expected life of the option of five years. Since there has been no prior trading market for our common stock, the expected volatility and forfeiture rate are based on historical data from three companies similar in size and value to our company. The expected terms of options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. We amortize the fair value of each option over each option's vesting period.

The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss for the three months ended March 31, 2006 is $28,100 higher than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the three months ended March 31, 2006 would have been $(3.31) and $(3.31), respectively, if we had not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $(3.33) and $(3.33), respectively.

The employee stock options granted by us are structured to qualify as "incentive stock options," or ISOs. Under current tax regulations, we do not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets specific holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time we will receive a tax deduction. We do not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. We have not recognized any income tax benefit for share-based compensation arrangements due to the fact that we do not believe that we will recognize any deferred tax assets from such compensation cost recognized in the current period.

Our net loss for the three months ended March 31, 2006 includes $0.2 million of compensation costs and no income tax benefit related to our stock-based compensation arrangements.

Prior to the adoption of SFAS No. 123(R), we had adopted SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS  No. 123), as amended, but in accordance with SFAS No. 123, we had elected not to apply fair value-based accounting for our awards under the employee stock incentive plan through December 31, 2005. Instead, we have measured compensation expense for our stock plans using the intrinsic value method prescribed APB Opinion No. 25, and related interpretations. We recorded deferred stock-based compensation to the extent the deemed fair value of our shares of common stock for financial accounting purposes exceeded the exercise price of stock options granted to employees on the date of grant, and amortized these amounts to expense over the vesting schedule of the options, generally four years.

At each grant date during 2005 and the first quarter of 2006, our board of directors has determined the deemed fair value of our common stock and the associated exercise price of each award. Following each financing and the achievement by us of significant milestones, the board of directors has reviewed the fair value of our common stock. Because there has been no public market for our common stock and there has been no sale of common stock to a third-party since inception, these determinations were necessarily subjective.

In making its determinations regarding fair value, the board of directors has considered a number of company and industry-specific factors, including sales of our redeemable, convertible preferred stock, the liquidation preference attributable to the redeemable, convertible preferred stock, the achievement of milestones relating to our product and product candidates, an income approach and our expectation to continue incurring operating losses for the next several years as we continue to fund our research and development programs. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The board's significant assumptions included its estimates of future cash flows and the discount rate. For the income approach, the board used a discounted cash flow model based on revenue estimates derived from a combination of contractual minimum purchases required by our distribution partner, sales estimates received from our distribution partner and internal estimates of product sales. The resulting estimated cash flow, projected over a seven year period, was then discounted to present value using a 30% discount rate. The board of directors allocated value between our redeemable, convertible preferred stock and our common stock based on the economic and control rights of our redeemable, convertible preferred stock over our common stock, including liquidation preferences, dividends, conversion rights, redemption rights and specific preemptive rights. Given the substantial control rights and economic benefits associated with our redeemable convertible preferred stock, in making its fair value assessments, the board of directors has allocated significant value to our redeemable, convertible preferred stock. During all periods in question, the liquidation value per share of our common stock has been negative, given the significant liquidation preference associated with our redeemable, convertible preferred stock. We did not obtain any valuations from valuation specialists or other independent third parties.

The board of directors considered the following developments that transpired in 2005 in determining the fair value of our common stock:

•	the closing of the sale of our Series C redeemable, convertible preferred stock financing, which was the only financing completed during 2005;

•	the significant preferential rights of our three series of redeemable, convertible preferred stock;

•	the delays in obtaining FDA approval of GEM 21S;

•	our achievement of clinical and operational milestones, including the receipt of FDA approval for GEM 21S in November 2005;

•	the status of our relationship with our patent licensors, Harvard and ZymoGenetics, as well as our distribution partner, Luitpold;

•	the significant risks associated with a development stage company, which we were at the time, and the risks associated with the early stage of development of our product candidates, including clinical trial and regulatory approval delays;

•	the market conditions for companies in our sector and the difficulties and risks associated with completing an initial public offering for a life science company; and

•	our available cash, financial condition and results of operations, including our history of losses and foreseeable future losses.

The board of directors considered the following developments that transpired during the first quarter of 2006:

•	the progress of our orthopedic clinical development program; and

•	the selection of an underwriter to lead our initial public offering.

In connection with preparing the financial statements for this offering, the board of directors reassessed the fair value of our common stock for 2005 and for the first quarter of 2006. The board of directors performed its analysis and retrospective review in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled "Valuation of Privately Held Company Equity Securities Issued as Compensation."

During 2005, we granted 335,572 options to employees, directors and consultants at exercise prices ranging between $2.00 and $5.45 per share. In the first quarter of 2006, we granted 149,500 options to employees and a scientific advisory board member at exercise prices ranging between $5.45 and $7.10 per share. Based upon our reassessment of the fair value of our common stock, we determined that the reassessed fair value of our common stock ranged from $7.45 to $11.45 per share during 2005 and increased during the first quarter of 2006 to $13.45 per share. The board of directors concluded that in the first quarter of 2006, the fair value of the common stock increased to $13.45 per share, principally due to the attainment of clinical milestones, including FDA approval of GEM 21S and, based in part, on the increased probability of completion of our initial public offering. The board of directors used the midpoint of the estimated price range for a potential offering of $18.00 (on a pre-stock split basis) and applied a liquidity discount to reflect the substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company, the fact that the redeemable, convertible preferred stock only would convert upon the successful completion of the initial public offering, and that conversion was automatic only upon raising a certain amount in the offering, and the fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and redeemable, convertible preferred stock converting into shares of common stock would be subject to 180-day lock-up agreements with the underwriters. The board of directors applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with our redeemable, convertible preferred stock) of the common stock compared to the redeemable, convertible preferred stock.

The following table summarizes options granted during the most recent twelve months and the weighted average price:

Period	Shares subject to options granted	Weighted average exercise price
Quarter ended June 30, 2005	87,725	$5.45
Quarter ended September 30, 2005	185,267	5.45
Quarter ended December 31, 2005	19,430	5.45
Quarter ended March 31, 2006	149,500	5.51

We have recorded total stock-based compensation of $.07 million in 2003 and $.04 million in 2004. In 2005, we recorded compensation expense of $0.2 million, professional fees expense of $0.05 million, deferred compensation of $1.0 million, and additional paid-in capital of $1.2 million. In the first quarter of 2006, we recorded compensation expense of $0.2 million, professional fees expense of $2,945, and additional paid-in capital of $(0.8) million.

As required by SFAS No. 123, as modified by SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of Financial Accounting Standards Board Statement No. 123," we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense for periods prior to January 1, 2006 since we were a non-public entity and had used the minimum value method in determining the estimated value of our common stock under SFAS No. 123, as amended. For purposes of the pro forma disclosure, we have estimated the fair value of stock options issued to employees using the Black-Scholes option valuation model. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Three Months Ended March 31, 2006 and 2005

Revenue.    Income from product sales was $0.1 million for the three months ended March 31, 2006. There were no product sales for the same period in 2005. Product sales commenced late in the fourth quarter of 2005. Collaborative research and development income consisted of the remaining balance of the deferred revenue and totaled $0 and $1.3 million for the three months ended March 31, 2006 and 2005, respectively. Sublicense fee income from Luitpold totaled $0.2 million and $0 for the three months ended March 31, 2006 and 2005, respectively. Royalty income from Luitpold totaled $70,706 and $0 for the three months ended March 31, 2006 and 2005, respectively.

Cost of Goods Sold.    We recorded cost of sales of $0.1 million for the three months ended March 31, 2006.

Research and Development Expenses.    Our research and development expenses increased $1.6 million to $2.5 million for the three months ended March 31, 2006 from $0.9 million for the three months ended March 31, 2005. The increase was attributable to increased salaries and wages as we hired new employees. Our research and development headcount increased to 25 on March 31, 2006 from 12 on March 31, 2005. Additionally, our increased level of activity included proportional increases in professional services as we scaled up our manufacturing and regulatory efforts to achieve regulatory approval and scaling up of commercial activities in anticipation of the launch of our first product.

General and Administrative Expenses.    Our general and administrative expenses increased $0.6 million to $1.1 million for the three months ended March 31, 2006 from $0.5 million for the three months ended March 31, 2005. The increase was attributable to increases in salaries from hiring additional employees. Our administrative headcount increased to 16 on March 31, 2006 from 4 on March 31, 2005. Additionally, our increased level of activity included proportional increases in professional services and facilities costs to support our expanded organization.

Depreciation and Capital Lease Amortization Expense.    Our depreciation and capital lease amortization expenses were $0.2 million and $30,000 for the three months ended March 31, 2006 and 2005, respectively.

Patent License Fee Amortization.    Our patent license fee amortization was $0.5 million and $0.1 million for the three months ended March 31, 2006 and 2005, respectively. Patent license fee amortization increased as a result of the substantial investment in patent and license costs resulting from the payment of license fees to our patent licensors and acquisition of patents late in 2005.

Other Income (Expenses).    Net interest income increased $0.1 million to $0.3 million for the three months ended March 31, 2006 from $0.2 million for the three months ended March 31, 2005. The increase is attributable to higher cash balances during 2006, which resulted from the receipt of $11.8 million in May 2005 from the issuance of Series C redeemable, convertible preferred stock and increases in market interest rates.

Provision for Income Taxes.    We incurred net operating losses for the three months ended March 31, 2006 and 2005, and, accordingly, we did not record a provision for income taxes.

Years Ended December 31, 2005 and 2004

Revenue.    Collaborative research and development income was $4.3 million and $5.6 million in 2005 and 2004, respectively. This income relates to the amortization of the $10 million paid to us by Luitpold in December 2003 pursuant to our research, development and marketing agreement with Luitpold. In December 2005, we received a $15 million milestone payment from our partner Luitpold following FDA approval of our product GEM 21S. The income related to this payment, which begins upon receipt of the payment, will be amortized on a straight-line basis over the life of the license which expires in 2026. In December 2005, our marketing and distribution partner, Luitpold, began selling our GEM 21S product. We recorded revenues of $60,000 for the fourth quarter and year ended December 31, 2005, based on sales information received from Luitpold for product sold. In addition, royalty income of $30,935 has been recognized for the year ended December 31, 2005.

Cost of Goods Sold.    We recorded cost of sales of $70,375 for the fourth quarter and year ended December 31, 2005. The initial production batches of GEM 21S were done in start-up mode and were much less efficient than we anticipate future batches to be.

Research and Development Expenses.    Our research and development expenses increased $8.7 million to $12.6 million for 2005 from $3.9 million for 2004. This increase is attributable to a one-time $5 million supplier milestone which was payable upon FDA approval and which was recorded in the fourth quarter of 2005, increasing activities in manufacturing scale-up costs for the production of GEM 21S, the increase in regulatory expenses associated with our pursuit of regulatory approval of GEM 21S, the hiring of nine new employees, as well as the initiation of research and development activities in the orthopedic program.

General and Administrative Expenses.    Our general and administrative expenses increased $1.0 million to $3.4 million for 2005 from $2.4 million for 2004. In 2005, we hired      11 new employees in administrative positions. The increase in general and administrative expenses is attributable to the salaries and related benefits for these new employees, the accrual of year end bonuses for executives and employees, the rental of additional office space to accommodate our expanded operations, moving costs associated with moving to our new facility, and the increase in general supplies and expenses for the new employees.

Depreciation and Capital Lease Amortization Expense.    Our depreciation and capital lease amortization expenses were $0.4 million and $0.1 million for 2005 and 2004, respectively. In 2005, we purchased manufacturing equipment, office equipment, furniture and fixtures and made leasehold improvements totaling $3.7 million. The increase in depreciation and capital lease amortization is attributable to these new purchases.

Patent License Fee Amortization.    Our patent license fee amortization was $0.7 million for 2005 and $0.4 million for 2004. The increase in amortization expense is attributable to the capitalization of patent license fees amounting to $7.4 million in 2005 and $1.0 million in 2004.

Other Income (Expenses).    Net interest income increased $0.7 million to $0.9 million for 2005 from $0.2 million for 2004. The increase is attributable to higher cash balances during 2005, which resulted from the receipt of $25.7 million and $11.8 million in October 2004 and May 2005, respectively, from the issuance of Series C redeemable, convertible preferred stock.

Provision for Income Taxes.    We incurred net operating losses for 2005 and 2004, and, accordingly, we did not record a provision for income taxes. At December 31, 2005, we had federal net operating loss carryforwards of $5.0 million that will begin to expire in 2024. In addition, we had federal minimum tax credits of $0.07 million that will not expire. State net operating loss carryforwards at December 31, 2005 totaled $4.3 million and will expire between 2009 and 2019.

Our ability to use our net operating loss carryforwards could be limited. At December 31, 2005, we had net operating loss carryforwards totaling approximately $5.0 million available to reduce our future federal income tax liabilities. Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities is subject to annual limitations. In connection with this offering, we may realize a "more than fifty percent change in ownership" which could further limit our ability to use our net operating loss and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because US tax laws limit the time during which net operating loss and tax credit carryforwards may be applied against future taxable income and tax liabilities, we may not be able to take advantage of our net operating loss and tax credits for federal income tax purposes.

Years Ended December 31, 2004 and 2003

Revenue.    Collaborative research and development income increased $5.1 million to $5.6 million in 2004 from $0.5 million for 2003. The increase is attributable to amortization of deferred revenue from our agreements with Luitpold and reimbursements of research and development costs received from Luitpold. Grants and other income of $0.2 million were recognized in 2003 for grants received from federal agencies.

Research and Development Expenses.    Our research and development expenses increased $0.6 million to $3.9 million for 2004 from $3.3 million for 2003 due to the expansion of research efforts in our internal programs, including clinical testing and preparation of regulatory filings for product approval of GEM 21S, and the hiring of four new employees.

General and Administrative Expenses.    Our general and administrative expenses increased $1.2 million to $2.4 million in 2004 from $1.2 million for 2003. This increase is attributable to the hiring of two new employees in 2004 in non-research and development positions, the renting of additional office space to accommodate our new employees, facility expansion, equipment and supplies as we prepare for commercialization of GEM 21S and begin development of our orthopedic products.

Depreciation and Capital Lease Amortization Expense. Our depreciation and capital lease amortization expenses increased $46,002 to $73,735 in 2004 from $27,733 in 2003. The increase was a result of purchasing of capital equipment, furniture and fixtures to support the expansion of our facilities and personnel.

Patent License Fee Amortization.    Our patent license fee amortization increased $0.3 million to $0.4 million in 2004 from $0.1 million for 2003. The increase is a result of investment in patent license fees of $1.1 million in 2003 and $1.0 million in 2004.

Other Income (Expenses).    Net interest income increased $0.1 million to $0.2 million for 2004 from $0.1 million for 2003. This increase was attributable to higher cash balances during 2004, which resulted from our issuance of Series A and Series C redeemable, convertible preferred stock, totaling $25.8 million.

Provision for Income Taxes.    We incurred a net operating loss for 2004 and, accordingly, we did not record a provision for income taxes. We incurred a net operating loss for 2003, but we did record a provision for federal alternative minimum taxes of $77,431.

Liquidity and Capital Resources

Since inception, we have financed our operations through the issuance of redeemable, convertible preferred stock, research and development agreements, and grants.

We have received gross proceeds of $51.1 million from the issuance of redeemable, convertible preferred stock since inception. During 2001, we issued 1,121,372 shares of Series A redeemable, convertible preferred stock for $4,250,000, less $204,779 of associated costs. During 2002, we issued 1,026,570 shares of Series A redeemable, convertible preferred stock for $4,250,000, less $78,125 of associated costs. During 2003, we issued 695,410 shares of Series B redeemable, convertible preferred stock for $5,000,000, less $45,354 of associated costs. During 2004, we issued 16,330 shares of Series A redeemable, convertible preferred stock for $61,894, less $552 of associated costs, and 2,177,263 shares of Series C redeemable, convertible preferred stock for $25,713,476, less $997,690 of associated costs. In April 2005, we issued an additional 998,737 shares of Series C redeemable, convertible preferred stock for $11,795,082, less $622,106 of associated costs.

In December 2003, we entered into a research, development and marketing agreement with Luitpold. Upon execution of the agreement, Luitpold paid us $10 million to compensate for the cost of product development incurred to date, as well as future costs of completing clinical trials and any post marketing or other studies required as a condition of the initial approvals.

From 2000 to 2003, we received grants totaling $358,717. Grant proceeds were used for business start up costs and research and development expenses.

During 2005, we invested $3.7 million in equipment, furniture, fixtures and leasehold improvements in our new Franklin, Tennessee headquarters. The facility houses all of our current operations, including research labs, quality control labs and office space. The facility is comprised of approximately 23,000 square feet and is expected to satisfy our requirements at least through early 2007. We anticipate acquiring additional space for manufacturing operations sometime in 2007 if we decide to bring certain aspects of our manufacturing process in house. See "—Manufacturing". At this point, we do not have estimates for the costs involved in setting up a manufacturing facility.

At March 31, 2006, we had $28.2 million in cash and cash equivalents held in a local financial institution. Additionally, we had $1.0 million in a bank certificate of deposit. Our excess cash reserves are invested in overnight sweep accounts, operating accounts, bank certificates of deposit and money market accounts.

For the three months ended March 31, 2006, net cash used by operating activities was $5.3 million. Net cash used by operations consisted primarily of a $1.5 million sublicense payment in the first quarter of 2006 to Harvard based on the milestone payment received in December 2005 from our distribution partner, Luitpold, combined with operating expenses related to conducting clinical trials and other research, development and administrative activities. Net cash used for investing activities was $0.1 million for the three months ended March 31, 2006. The investing activities were comprised of purchases of new office furniture and laboratory equipment. Net cash provided by financing activities for the three months ended March 31, 2006 was $38,180, which consisted of exercises of stock options.

We expect to devote substantial resources to continue our research and development efforts, including clinical trials. Clinical study costs are comprised of payments for work performed by contract research organizations, universities and hospitals.

The lease for our Franklin, Tennessee headquarters provides us with office shell space. During 2005, we made a number of improvements to our leased facilities. The improvements consisted of 75% office space and 25% wet laboratory space. Included in the costs of our improvements was the amount necessary to upgrade utilities and infrastructure to support biotechnology wet lab space, including lab casework, plumbing, electrical and HVAC systems designed specifically for biotechnology laboratory facilities and fairly intensive data and computer needs.

We were provided with a tenant improvement allowance of $5 per usable square foot (or $106,831) toward our improvements, which is customary in the office leasing market. We have recorded these tenant-funded improvements and the related deferred rent in our consolidated balance sheets. The deferred rent is being amortized as a reduction to lease expense over the life of the lease.

In addition, we expect to build out a small amount of space for offices during 2006. We do not expect to incur additional significant costs for this project.

We believe our existing cash and cash equivalents, together with the estimated net proceeds of this offering, will be sufficient to meet our anticipated cash requirements through the beginning of 2008. Because of the significant time it will take for our product candidates to complete the clinical trial process, obtain approval from regulatory authorities and successfully commercialize our products, we may require substantial additional capital resources. We may raise additional capital through public or private equity offerings, debt financings, corporate collaborations or other means. We may attempt to raise additional capital due to favorable market conditions or other strategic considerations even if we have sufficient funds for planned operations. To the extent that we raise additional funds by issuance of equity securities, our stockholders will experience dilution and debt financings, if available, may involve restrictive covenants or may otherwise constrain our financial flexibility. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our intellectual property or grant licenses on terms that are not favorable to us. In addition, payments made by potential collaborators or licensors generally will depend upon our achievement of negotiated development and regulatory milestones. Failure to achieve these milestones may harm our future capital position.

Additional financing may not be available on acceptable terms, if at all. Capital may become difficult or impossible to obtain due to poor market or other conditions outside of our control. If at any time sufficient capital is not available, either through existing capital resources or through raising additional funds, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research, pre-clinical or clinical programs.

Contractual Obligations

Our major outstanding contractual obligations relate to our milestone payments and operating leases for our facilities.

We signed a lease agreement for new office space and occupied the new office space in July 2005. The office space lease agreement is a non-cancelable operating lease through June 2012. The office space lease agreement contains annual scheduled rate increases, equivalent to a minimum of three percent.

Our rights to the development, use and marketing of GEM 21S and all of our GEM product candidates are governed by a series of licensing agreements, including those with Harvard and ZymoGenetics.

Our ability to manufacture GEM 21S and our GEM product candidates depends on a limited number of specialty suppliers of raw materials. We have manufacturing and supply agreements with our specialty suppliers. As part of these agreements we are required to make payments to the licensors and comply with other obligations as we progress through product development and commercialization. Our fixed contractual obligations due upon FDA approval and the 36 month period following FDA approval are outlined in the table below.

Our first product, GEM 21S, received approval from the FDA in November 2005. We received a $15 million milestone payment from our marketing partner Luitpold in December 2005. As a result of the FDA approval, we are required to make milestone payments to suppliers and patent licensors in the amount of $11.6 million. The $5 million milestone payment due to Chiron is intended to reimburse them for their investment in production capacity and infrastructure in order to supply the PDGF component of our product. The $5 million payment is due in four equal annual installments, the first of which was made in 2005, and the entire amount was expensed in 2005. Please see "—Critical Accounting Policies—Revenue Recognition" for a description of the accounting treatment for this milestone payment. The remaining $6.6 million is for patent license fees payable to our licensors as a result of FDA approval or receipt of the milestone from Luitpold upon FDA approval. The patent license fees are capitalized and amortized over the remaining life of the patents. For a more complete description of the accounting treatment of patent license fees, please see "—Critical Accounting Policies—Revenue Recognition".

Please see "Business" for additional information regarding these agreements.

We have summarized in the table below our fixed contractual obligations as of March 31, 2006.

	Payments due by period
Contractual obligations	Total	Less than one year	One to three years	Four to five years	After five years
Operating lease obligations	$2,805,527	$312,781	$862,249	$912,024	$718,473
Purchase and supplier obligations	26,322,869	5,810,811	8,771,046	7,116,413	4,624,599
Sublicense obligations	—	—	—	—	—
Total	$29,128,395	$6,123,592	$9,633,295	$8,028,437	$5,343,071

We have developed a network of suppliers, manufacturers, and contract service providers to provide sufficient quantity of GEM 21S and our product candidates through the development, clinical testing and commercialization phases. We have contractual obligations for supply agreements with the following vendors:

Chiron.    In July 2004, we entered into a commercial supply agreement with Chiron pursuant to which we are obligated to purchase minimum quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the prices we are obligated to pay will vary depending on the quantity of rhPDGF we order. In the table above, we assume pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor. We are also obligated to pay Chiron a development milestone for its investment in rhPDGF manufacturing. This milestone is payable over several years as more fully described in Note 9 to the consolidated financial statements. These payments also are included in the table above under the caption "Purchase and supplier obligations."

Orthovita.    In August 2002, we entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and supply us with a β-TCP product for use in GEM 21S for periodontal and cranio-maxillofacial applications. We executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. The contract obligates us to make minimum annual purchases for each of the four years following our initial order under the contract. In the table above, we assume pricing based on purchasing the contractual minimum quantity with pricing as adjusted for an estimated inflation factor.

Kensey Nash.    In June 2005, we entered into an agreement with Kensey Nash Corporation, or Kensey Nash, to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. We have agreed to make additional payments to Kensey Nash based on the achievement of specific regulatory and commercial milestones of the products developed under the agreement. The table above does not include any contractual obligations for Kensey Nash since we cannot be certain when milestones will be achieved, if at all.

Recent Accounting Pronouncements

On December 16, 2004, FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS No. 123(R) using the prospective method of transition on January 1, 2006. As discussed above, we account for share-based payments to employees issued prior to December 31, 2005 using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS No. 123(R) will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The future impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, the impact of the adoption of SFAS No. 123(R) for the three months ended March 31, 2006 resulted in the recognition of $28,100 in additional compensation expense versus what would have been recognized under the provisions of APB Opinion No. 25. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in Note 2 to our annual consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB Opinion No. 20), and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. We adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position or consolidated results of operations.

Disclosure About Market Risk

Our exposure to market risk due to changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio. We attempt to increase the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

BUSINESS

Overview

We develop and commercialize bio-active drug-device combination products for the healing of musculoskeletal injuries and diseases, including periodontal, orthopedic, spine and sports injury applications. We received US marketing approval of our first product for bone regeneration in periodontal defects following completion of human clinical trials, which demonstrated the efficacy of our platform technology in periodontal indications, and suggest its potential safety and its efficacy in other musculoskeletal indications. Our product and product candidates all combine recombinant protein therapeutics with tissue specific scaffolds to actively stimulate tissue healing and regeneration. We believe our regenerative therapies will improve the treatment options and quality of life for millions of patients with injuries or deterioration of the bones, cartilage, tendons and ligaments.

Development of "convergent devices" has revolutionized the way that cardiovascular disease is treated and has proven to be both a clinical and commercial success. We believe the orthopedic industry will undergo a similar transformation from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices. With our first product approved for marketing by the FDA and several product candidates in the pipeline, we believe we are well positioned to capitalize on this transformation.

Our first drug-device combination product, GEM 21S® Growth-factor Enhanced Matrix, received FDA approval in November 2005 for the treatment of periodontal bone defects and gum tissue recession associated with periodontal disease. GEM 21S is a fully synthetic regeneration system that combines the tissue growth factor rhPDGF with a synthetic bone matrix, beta-tricalcium phosphate (β-TCP). It is the first totally synthetic product combining a purified recombinant growth factor with a synthetic bone matrix to be approved by the FDA for human application.

We have partnered with Luitpold, a US subsidiary of Sankyo Co., Ltd., for the worldwide marketing and distribution of GEM 21S. In addition, we will be the sole source manufacturer of GEM 21S.

The combination of the two components of GEM 21S are key to the overall effectiveness of the product. The rhPDGF provides the biological stimulus for tissue repair by stimulating the proliferation and in-growth of osteoblasts, cells responsible for the formation of bone, while the β-TCP provides the framework or scaffold for new bone growth to occur. GEM 21S has been shown in a randomized and blinded pivotal Phase III clinical trial to stimulate significantly more bone formation in the jaw than control treatment alone.

Both components of GEM 21S have been authorized by the FDA for use in other applications and are being marketed to treat other diseases and injuries. β-TCP is used in orthopedic applications as a resorbable bone void filler and rhPDGF is used for stimulating healing of chronic ulcers in the lower extremities of diabetic patients. By combining already marketed components to make a novel and proprietary product, GEM 21S, we were able to create a biologically enhanced device that has superior properties to the device alone as demonstrated in human clinical studies.

We are applying a similar strategy in the development of a pipeline of GEM product candidates in the field of orthopedics. These product candidates are designed to target a broad range of clinical indications in bone, cartilage, ligament and tendon repair. More specifically, our GEM OS family of product candidates are being developed to treat open fractures (GEM OS1), closed fractures (GEM OS2) and areas of the skeleton, such as the vertebral bodies of the spine in osteoporotic individuals, that are susceptible to fracture and where stimulation of new bone formation could have a prophylactic therapeutic benefit (GEM OS2). In addition, we have pre-clinical programs focused on the development of treatments for various sports injuries, including those requiring cartilage, ligament and tendon repair. We have retained all marketing rights for our orthopedic and sports injury programs.

We cannot be sure that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates or that we will do so in a timely fashion. During 2004, we worked toward regulatory approval for GEM 21S following our submission of a pre marketing approval during the first quarter of 2004. Although we expected FDA approval of GEM 21S in the second quarter of 2005, approval was not received until October 2005 due to the FDA's continued review of GEM 21S. Our research and development program for our GEM OS product candidates was delayed, in part due to our focus on obtaining marketing approval for GEM 21S. We filed an application for an investigational device exemption, an IDE, for GEM OS1 in June 2005. The FDA initially did not approve our application and requested additional information from us. We did not receive FDA approval to initiate a feasibility study under our IDE until January 2006.

We believe that rhPDGF is well suited for use in multiple product candidates due to its stimulation of a broad spectrum of cellular events critical for the initiation and progression of orthopedic tissue repair and regeneration. The diversity and importance of the biological activities stimulated by rhPDGF were key elements in our selection of this growth factor as the primary biological ingredient in our initial product and product candidates. rhPDGF acts like a magnet to attract healing cells and new blood vessels into a wound site through processes known as chemotaxis and angiogenesis, respectively, although studies to demonstrate this property in our product and product candidates have not been performed. It also stimulates the proliferation of healing cells through a process termed mitogenesis. Many kinds of cells important to orthopedic tissue repair have been reported in published animal and in vitro studies to respond to rhPDGF, including bone forming cells, cartilage forming cells, bone and cartilage-lineage forming cells and tendon and ligament forming cells. The observation that rhPDGF is naturally contained in platelets and released specifically at sites of injury during blood clotting to initiate events critical to healing has led to it being termed nature's "wound healing protein." The rhPDGF used in our products is a synthetic version of this naturally occurring substance produced using recombinant DNA techniques.

Based on the successful performance of GEM 21S in its pivotal clinical study and the demonstrated ability of rhPDGF to stimulate tissue healing, we believe that our pipeline of orthopedic product candidates has the potential to positively impact patient care and to influence a new generation of orthopedic therapies. We believe our management know-how in the development of drug-device combination products, combined with our intellectual property position, and the proven biology and safety of rhPDGF, all position us to become a leader in the development and commercialization of novel therapeutics for the treatment of orthopedic injuries.

BioMimetic Therapeutics Highlights

Large market opportunities	•	Targeting periodontal, orthopedic, spine and sports injury markets. We believe that orthobiologic opportunities represent a multi-billion dollar market driven by an aging population and demand for better therapies
	•	Relatively few current therapies with potent bio-stimulatory activity are on the market
	•	Relatively low market penetration will generate substantial revenues
Proven rhPDGF technology	•	FDA approval of GEM 21S for periodontal bone regeneration suggests potential for efficacy in other bone and musculoskeletal applications
	•	FDA approval of Regranex® (Johnson & Johnson) for healing of diabetic ulcers suggests potential for broad wound healing applications of rhPDGF

	•	Pre-clinical data for GEM OS suggests potential for improved fracture healing
	•	Pre-clinical data for rhPDGF suggests potential for local bone augmentation to treat osteoporosis
Multiple applications	•	rhPDGF represents a platform technology that may have multiple applications in musculoskeletal repair
	•	rhPDGF is a key stimulator of the body's natural wound healing process. It has a well-established mechanism of action that leads to stimulation of certain cell types, including those important to bone, cartilage, tendon and ligament healing
	•	Potential use of rhPDGF in localized bone augmentation could address multiple unmet needs in osteoporotic patients
Familiar regulatory path	•	FDA is regulating our drug-device combination product candidate GEM OS1 as a medical device
	•	We believe data supporting GEM 21S FDA approval should provide support for the approval of future rhPDGF products
	•	Commercial manufacturing and production already accomplished for GEM 21S; Good Manufacturing Practices compliance found acceptable and International Organization for Standardization (ISO) certification obtained
	•	Safety profile and bioactivity of rhPDGF clearly established
Industry trend towards drug-device combination products	•	rhPDGF provides bio-active drug component to stimulate healing; device component (matrix) provides tissue specific guide for regeneration
	•	Strategy follows successful precedent in drug-device combination products in cardiovascular therapies (drug coated stents)
	•	Strategy addresses clinical preference for bio-active implants
	•	Market potential for orthobiologics already indicated by sales of INFUSE® Bone Graft (Medtronic, Inc.)

Market Trends

Periodontal disease is the second most prevalent disease in the US after heart disease. It is estimated that greater than 50 million people are affected with periodontal disease at the moderate to severe level. Of these, only 15 to 20% receive treatment, with an estimated $6 billion spent annually in the US to treat the disease.

Not only does periodontal disease have a direct effect on the bone and gum tissues of the oral cavity, but the presence of periodontal disease has been implicated as a contributing factor to a variety of health conditions, including heart disease, diabetes and complications relating to pregnancy. Studies indicate that the risk of fatal heart disease doubles in individuals with severe periodontal disease. As a result of the findings implicating periodontal disease with multiple significant healthcare problems, the US Surgeon General issued a report in 2000 highlighting periodontal disease as a major healthcare issue.

Each year, approximately 23 million fractures are treated by physicians in the US. Osteoporosis is identified as a contributing factor in an estimated 1.5 million of these fractures and complications resulting from the prolonged rehabilitation often required for osteoporotic fractures is considered a leading cause of injury related deaths among elderly women. In addition, there were an estimated 22 million patients treated for cartilage, ligament and tendon injuries in 2003.

Growth in the orthopedic and sports injury market is being driven by aging baby boomers, the desire for active lifestyles well into retirement and the growth in the incidence of osteoporosis, osteoarthritis, obesity, diabetes and other diseases that cause injury to orthopedic tissues and/or impair the ability of the body to heal injuries.

The orthopedic and sports injury markets have recently experienced increased demand for the adoption of biologically active treatments, which seek to stimulate the body's own capabilities for regeneration of tissue at injury sites. Despite the substantial morbidity risk faced by geriatric women suffering hip fractures, there is no biological therapy approved today to accelerate the healing of these osteoporotic fractures. We believe the orthopedic and sports injury industry is in the early stages of a transition from the use of traditional, passive, highly invasive metallic devices to more advanced, bio-active devices.

The advancement of medical technology in the treatment of orthopedic injuries also is driving an increase in the number of procedures performed annually. Treatments that are minimally invasive and offer pain relief and a return to the activities of daily living have attracted more people to see their doctors to resolve long standing orthopedic problems.

According to industry data, the worldwide orthopedic market was estimated at $19 billion in 2004. This includes joint replacement, fracture repair, sports injury and spinal procedures. One of the fastest growing segments within the orthopedic market is grafting or osteobiologics products, which stimulate the growth and repair of bone in the area of bone injury. According to securities research analyst reports, US sales of bone grafting products and orthobiologics reached $1.3 billion in 2005, a 27% increase over 2004 sales. Based on currently available therapies alone, that figure is expected to increase to $2.5 billion by 2010.

The impressive market performance of the Medtronic, Inc., or Medtronic, product INFUSE® Bone Graft, or INFUSE, for treatment of certain spinal fusions and bone fractures demonstrates market receptivity and acceptance for protein osteobiologics. Market research reports indicate that sales of INFUSE have exceeded $400 million in its first three years on the market.

Current Therapies for Bone Disorders and Injuries

Physicians who treat orthopedic injuries first determine whether conservative, non-surgical treatment or more aggressive surgical treatment is required. This choice is generally dictated by the seriousness of the injury, the degree of tissue disruption or loss and the patient's general health. For closed, non-surgical treatment, the primary therapies available that are designed to assist the natural healing process of the injured bone and adjacent soft tissue are electrical and ultrasonic bone stimulation. When surgical treatment is indicated, physicians will often use bone or soft tissue grafts in addition to fixation with internal and/or external mechanical devices that stabilize the injury site. Currently available therapies or procedures to stimulate the healing process in the presence of these devices include autograft, allograft or xenograft, synthetic bone or tissue graft products, platelet-rich plasma systems and bone morphogenic proteins.

Autograft, a graft using a patient's own tissues, is the leading procedure for replacing or supplementing lost bone. Using bone tissue may stimulate bone growth and provides a scaffold or matrix onto which new bone tissue can grow. However, procurement of autograft most often requires an additional surgical procedure beyond that required to treat the injury in order to harvest bone from another site in the patient, usually from the hip. This additional surgical procedure often may be more painful than the patient's primary surgical procedure to treat the injury and may lead to complications, including increased blood loss, and chronic pain or infection, which may result in an extended hospital stay. Also, there is a limited supply of available donor bone per patient. Further, autograft may not be a suitable treatment for elderly patients or patients with osteoporosis as the additional surgical procedure to harvest bone can further weaken already frail bones.

In order to eliminate the need for additional painful surgery, physicians also use allograft or xenograft. Allograft and xenograft use bone tissue harvested from a human cadaver or animal, respectively. These materials come in various forms, including chips, blocks and particulate, which allows physicians flexibility in using them to treat injured or defective bone. Allograft and xenograft bone is of varying quality depending on the donor, the process and techniques used to prepare the bone tissue and the facility at which it is processed. Using cadaver or animal bone may pose some risk of transmitting infectious diseases to the patient and although this risk is currently thought to be very low, it remains a concern among some patients. In order to minimize the risk of an infection, a physician will frequently use demineralized cadaver bone which contains only the naturally-occurring collagen, growth factors and non-collagenous proteins. The resulting demineralized bone matrix, however, lacks structural integrity and strength.

Given the limitations associated with autografts, allografts and xenografts, synthetic bone grafts have become popular in recent years. Physicians use synthetic bone or tissue graft products, like calcium sulfate and tricalcium phosphate, as filler or scaffold material that can be packed into voids or gaps resulting from defects or fractures. Like allografts, synthetic bone grafts also are available in various forms. Synthetic bone grafts provide a physical mesh-work or scaffold that helps guide tissue repair, but do not contain bio-active molecules that stimulate the healing process. These materials therefore provide only a passive, physical matrix or template for tissue growth without providing any direct biological stimulus to accelerate healing.

Recent studies have demonstrated the benefits of using orthobiologicals to treat orthopedic injuries and defects. Clinicians have focused on therapies that are osteoinductive, meaning that they lead to or induce bone regeneration. For example, platelet-rich plasma systems, or PRPs, involve taking blood from a patient, concentrating the platelet cells from the blood and activating the cells to release growth factors, including PDGF. Because PRPs contain growth factors, they stimulate tissue regeneration. While PRPs do not involve the painful graft harvesting associated with autografts, the process to produce the platelet/blood concentrate is time-consuming and requires specialized equipment. Furthermore, the results are unpredictable because the concentrations of growth factors present in the platelet preparations vary from patient to patient.

The most recent therapy for spine and orthopedic repair is the use of bone morphogenic proteins or BMPs. BMPs have the ability to stimulate new bone formation by causing the differentiation of stem cells into osteoblasts, which initiate bone formation. BMPs also do not involve the painful graft harvesting associated with autograft. BMPs have provided tremendous value to the spinal repair industry as they help speed recovery time and improve medical outcomes. Surgeons have proven to be fast adopters of these technologies, generating sales of BMPs estimated to exceed $500 million in 2006, according to analysts' reports. Despite these benefits, BMPs have a number of disadvantages, including their high cost (approximately $4,500 per spine fusion level), their limited approved indications for use and their potential for inappropriate bone formation. There are only two BMPs available in the US which have been approved for use, but in limited indications including spinal fusions, tibial fractures and non-union fractures.

While some current therapies for bone defects, such as BMPs, have yielded good results in specific indications, most have exhibited only modest success. Many of the currently available therapies do not stimulate the healing process and therefore do not address the needs of patients with impaired or delayed healing such as smokers, people with osteoporosis or diabetes and the elderly. Because of these limitations, clinicians continue to seek more cost-effective and predictable regenerative therapies that are easy to use and lead to faster tissue regeneration in a greater number of indications.

The following table summarizes some of the advantages and disadvantages of current therapies.

Therapy	Advantages	Disadvantages
Autograft	Provides scaffold Stimulates bone growth High chance of incorporation	Additional surgery required Pain at harvest site Risk of infection Longer recovery time Limited supply per patient
Allograft/Xenograft	Provides scaffold Does not require painful graft harvesting May stimulate bone growth Available in various forms	Inconsistent quality and sourcing leading to variable growth stimulation Potential contamination/disease transmission Potential for immune response
Synthetics	Abundant supply Provides scaffold Does not require painful graft harvesting Available in various forms	Longer healing time versus autograft Limited growth stimulation Lacks bio-active proteins
PRP systems	Stimulates bone growth Concentrates natural bio-active proteins Does not require painful graft harvesting	Increased procedure time Requires specialized equipment Variable quality Requires scaffold Technique dependent
BMPs	Stimulates bone growth Bio-active osteoinductive proteins Does not require painful graft harvesting	Limited indications approved High cost Limited or no effect on soft tissue healing Potential for inappropriate bone formation
GEM 21S and GEM product candidates	Stimulates bone growth Bio-active osteostimulatory protein Broad wound healing activity Does not require painful graft harvesting Provides scaffold No inappropriate bone formation	Higher cost than currently available synthetics Not yet proven in orthopedic clinical trials Limited initial indications for GEM 21S

Current Therapies for Cartilage, Ligament and Tendon Injuries

Cartilage is the soft tissue in the joints of the body that acts as a shock absorber and lubricant during motion of the joint. In the knee there are two types of cartilage, the meniscus and the articular cartilage. Unlike other tissues in the body, cartilage cannot naturally repair itself. In 2003 over 3.4 million patients were diagnosed with injuries to the cartilage and meniscus in the knee, many of which were procedures on patients who had previously had surgery for the same or a related condition, demonstrating the need for more reliable and predictive treatments.

Newer techniques, such as autologous chondrocyte implantation, or ACI, that attempt to repair small defects to cartilage have shown promise in small studies. ACI requires two surgeries over a period of eight weeks and requires the cultivation of the patient's own cartilage cells in a laboratory, which results in a very high treatment cost. Procedures such as viscosupplementation, the injection of a hyaluronan (a molecule in the matrix of many connective tissues) based liquid into the knee joint, provide temporary pain relief but do not heal the tissue.

Ligaments and tendons are soft tissue structures that connect bone to bone and muscle to bone, respectively. Injuries to these structures can be treated conservatively, relying on the structures to scar down sufficiently to be stable, or with more aggressive surgical repair. Ligaments and tendons that do not heal adequately can lead to more serious arthritic changes in the joint. The treatment of these soft tissue injuries is limited to reattachment/mechanical fixation of the structures, with or without autograft or allograft tissues.

The BioMimetic Advantage

We believe that we are positioned to improve upon a variety of existing therapies through the addition of a biologically active growth factor that will stimulate tissue regeneration and repair, thereby providing faster and more predictable healing. Further, we believe that we will be in a position to open new orthopedic product segments that address underserved or unmet clinical needs, particularly in advancing the treatment of injuries to bone, cartilage, ligaments and tendons.

We believe that our family of GEM product and product candidates will achieve widespread market acceptance and strong market penetration by providing significant advantages compared to existing therapies. Our GEM product and product candidates are based on the FDA-approved component rhPDGF and synthetic and natural scaffold materials such as β-TCP, which have a history of demonstrated safety and efficacy in previous uses. We believe that our GEM product and product candidates provide the following advantages:

•	Applications across multiple musculoskeletal indications. We believe that our GEM product candidates have applications to treat multiple orthopedic and musculoskeletal injuries and defects, including those of bone, cartilage, ligaments and tendons. This broad spectrum of activity is due to our use of rhPDGF, which has been shown to stimulate multiple cellular and biochemical processes important for the repair of these tissues.

•	Key stimulator of wound healing. GEM 21S and our GEM product candidates all incorporate rhPDGF, a bio-active protein that is a key mediator of wound healing and tissue regeneration. Naturally occurring PDGF, released by platelets at sites of tissue injury, stimulates a series of cellular and biochemical events that are critical for tissue repair to occur. Bio-active proteins such as rhPDGF are absent from synthetic bone void fillers, and are present in only limited amounts in allografts and xenografts.

•	Combined benefits of both the medical device and drug components. Our GEM product and product candidates are drug-device combination products, which combine the benefits of existing devices, such as β-TCP, that provide a physical framework or scaffold that facilitates and guides tissue growth, with the stimulatory action of the bio-active protein, rhPDGF.

•	Less pain and shorter surgical procedure time than autograft and lower potential for adverse side effects than allograft. Because we do not rely on human tissue in our GEM product and product candidates, the perceived risk of transmitting infectious disease from the human source, which is present for allograft, is eliminated. Additionally, procurement of autograft from the patient requires an additional surgical procedure in order to harvest the tissue graft which increases post-operative pain, procedure time and the risk of infection for the patient.

•	Proven safety profile. β-TCP and rhPDGF, components of GEM 21S, are both FDA authorized for marketing in other applications and have extensive safety histories. β-TCP is a purified, porous form of calcium phosphate similar to natural bone mineral and has been used in orthopedics for over 20 years. rhPDGF is the sole active ingredient in Regranex® (Johnson & Johnson) which has been FDA approved and marketed in the US since 1999 for the treatment of chronic, nonhealing skin wounds in the feet and lower extremities of diabetic patients.

•	Reliable, scalable manufacturing process. We have signed manufacturing supply agreements covering the two main components of our GEM product and product candidates, β-TCP and rhPDGF. We source rhPDGF from Chiron, which is also the sole supplier of the rhPDGF used in Regranex®. Chiron manufactures rhPDGF in yeast cells, thereby providing an increased safety profile over competing products derived from human or animal tissues. This manufacturing process provides a consistent product and scalable production, unlike the variability in quality of allografts, xenografts and PRPs. We have multiple sources of β-TCP for our product and product candidates.

•	Potential to address substantial unmet clinical needs. We are focused on the development of products that treat unmet clinical needs in large market opportunities. To date there are limited therapeutic treatments that directly and reproducibly stimulate healing processes in the areas in which we are focusing. This is particularly true for repair of certain types of fractures and in the treatment of sports injuries.

Strategy

Our objective is to be a leader in the development and commercialization of novel, biologically active drug-device combination products to treat musculoskeletal injuries and defects in the periodontal, orthopedic and sports injury markets.

The key elements of our strategy are to:

•	Develop and commercialize drug-device combination products that are superior to current medical devices for the treatment of injuries and defects of the musculoskeletal system. We intend to use our proprietary technologies and know-how in both recombinant protein therapeutics and orthopedic devices to address unmet medical needs in periodontal, orthopedics and sports injury indications.

•	Focus on products with a rapid and cost-effective time to market that utilize well characterized components. We were able to develop our GEM 21S from inception to marketing approval in about four and one-half years. We have a track record of efficient product development which relies upon using components used in products previously authorized for marketing by the FDA, and accessing those components through existing manufacturers. For GEM 21S, we referenced existing safety histories on the component products in our own regulatory filings and thus were able to further shorten the product development cycle. We will seek to repeat this process of using FDA-cleared or approved components in our subsequent product candidates.

•	Mitigate risks by leveraging our GEM 21S data and experience to accelerate development of our orthopedic product candidates. We believe the ability of GEM 21S to safely stimulate bone healing in chronically inflamed bone defects in the jaw resulting from periodontal diseases indicates the potential of our GEM OS product candidates, which, like GEM 21S, are based on rhPDGF and β-TCP, to stimulate bone growth in orthopedic indications. We believe that much of the data and experience generated as part of the GEM 21S clinical development will be useful in gaining the approval of GEM OS1 and GEM OS2, including product manufacturing procedures and records, stability test results, analytical test methodology, pre-clinical and human safety test results and, potentially, efficacy information.

•	Maximize the value of our orthopedic and sports injury product candidates through control of distribution channels. We have retained all marketing and commercialization rights to our orthopedic and sports injury product candidates. In the US, we plan to build a sales force utilizing independent representatives managed by an in-house sales management team and supported by employee product specialists. This will allow us to have an immediate impact in the market by leveraging existing surgeon relationships. Over time, we will transition through a hybrid independent-direct structure, ultimately evolving to a direct sales model. Outside the US, we will utilize distributor relationships to enable product introduction and adoption in local markets.

•	Maximize the commercial potential of GEM 21S with our strategic distribution partner. We received FDA marketing approval for GEM 21S in November 2005. We have partnered with Luitpold for the worldwide marketing and distribution of GEM 21S. We will provide Luitpold with marketing assistance to help maximize sales. We retain exclusive manufacturing rights for GEM 21S and will be the sole source supplier of the product to Luitpold, as well as collect royalties on sales.

•	Capitalize on the broad healing activity of rhPDGF. GEM 21S and all our initial drug-device combination product candidates utilize rhPDGF to enhance the activity of the device component, such as β-TCP. rhPDGF stimulates cells responsible for the healing of not only bone, but also has been shown in animal and in vitro studies to stimulate cells responsible for the healing of cartilage, ligaments and tendons. By initially focusing our efforts on this single bio-active protein, we believe that we can efficiently leverage our expertise in this molecule to address multiple clinical indications with large market opportunities.

Product and Product Candidates

The table below summarizes our current product and product candidates.

	Product or Product Candidate	Indication/Proposed Indication
Periodontal	GEM 21S	Periodontal bone defects and gum tissue recession associated with periodontal disease
Orthopedic	GEM OS1	Open (surgical) fracture treatment
	GEM OS2	Closed (non-surgical) fracture reduction Local bone augmentation for osteoporosis
Spine	GEM OS2	Prophylactic vertebral compression fracture Local bone augmentation for osteoporosis
Sports Injury		Cartilage Ligament and tendon

GEM 21S Growth-factor Enhanced Matrix for Periodontal Indications

GEM 21S was approved by the FDA in November 2005 for the treatment of intrabony and furcation periodontal defects and gum tissue recession associated with periodontal defects. GEM 21S combines β-TCP with rhPDGF. The β-TCP component of GEM 21S physically fills bone defects providing a biocompatible scaffold or matrix that facilitates new bone formation while the rhPDGF actively promotes the growth of new bone into the treatment site through the direct stimulation of osteoblasts, or bone forming cells. Additionally, rhPDGF has been reported to promote the formation of new blood vessels to support bone and adjacent soft tissue growth in animal and in vitro studies, although clinical studies to demonstrate this property in GEM 21S have not been performed.

Market Opportunity.    In the US, approximately 3.3 million periodontal procedures are performed annually. These include regenerative procedures, dental implants, ridge preservation and augmentation procedures and aesthetic grafting procedures. We believe that more than one million of these procedures, specifically those for treatment of bone loss associated with periodontal disease and gum tissue recession, would be suitable for GEM 21S therapy based on current product labeling. In addition, our marketing partner Luitpold intends to seek approval for additional indications such as ridge preservation and augmentation.

Clinical Development.    We submitted a PMA application for GEM 21S to the FDA in March 2004. In July 2004, an FDA advisory panel unanimously recommended that GEM 21S be approved. We received FDA approval for GEM 21S in November 2005 with no post-approval animal or clinical study requirements. The FDA approval was granted with three post-approval requirements relating to establishing an rhPDGF identity test, evaluating quality testing of our first 30 lots of product and prohibiting our use of lots of rhPDGF that were fermented by Chiron after September 2002 until supplemental approval is received from the FDA to include the PDGF fermentation site.

We applied for marketing authorization for GEM 21S as a device in the EU in December 2003. EU regulators questioned whether GEM 21S should be treated as a device or a drug (medicinal). During the second quarter of 2005 we continued to meet with EU regulators in order to ascertain how GEM 21S would be regulated in the EU. In August 2005, the EU Commission determined thatGEM 21S will be regulated as a drug (medicinal), in contrast to the US where it is regulated as a device. No additional clinical trials are expected to be required to gain market approval as a medicinal product. We have initiated the process of transferring the device dossier into a drug dossier and plan to file the appropriate documentation by mid-2006. We cannot be sure that additional clinical trials will not be required, that EU approval for GEM 21S will be granted in a timely fashion, or at all, or that there will be no delays in transferring the device dossier into a drug dossier.

Clinical Results.    In initial human clinical studies, we tested the use of rhPDGF with allograft to stimulate tissue healing using a variety of scaffolds. Nine months after placing the test material around teeth in patients with severe periodontal disease, the teeth and adjacent jawbone were excised and we analyzed the teeth and accompanying tissue for new bone formation. The data demonstrated that rhPDGF treatment caused significant new bone formation adjacent to the tooth root.

Based on this data, we conducted a 180 patient double-blind, randomized controlled trial to evaluate the safety and efficacy of GEM 21S for the regeneration of bone and adjacent tissues in the treatment of periodontal defects. The study contained three groups: two groups were given different doses of rhPDGF used in combination with β-TCP and the third group, the active control, was given β-TCP plus buffer (i.e., no rhPDGF). We included only subjects with advanced bone defects requiring surgical treatment in the study. The patients received standard periodontal surgery followed by the placement of the test compound. We monitored the patients for six months after surgery, during which time we held follow-up visits to monitor safety and to obtain clinical and radiographic data to determine efficacy. Measurements of effectiveness, with statistically significant importance, in the pivotal trial included:

•	Gain in soft tissue attachment level – Clinical Attachment Level (CAL)

•	Height of new bone in the original bone defect – Linear Bone Growth (LBG)

•	Percent of original bone defect filled with new bone – Percent Bone Fill (%BF)

•	Height of soft tissue around tooth – Gum tissue recession

The statistically significant results of the study are summarized in the table below.

Endpoint	GEM 21S	β-TCP Control	P-value*
CAL gain (mm): 3 months	3.8	3.3	(p<0.05)
LBG (mm): 6 months	2.5	0.9	(p<0.01)
%BF: 6 months	56.0	17.9	(p<0.01)
Gum tissue recession (mm): 3 months	0.5	0.9	(p<0.05)

*	A p-value is a measure of statistical significance. A p-value of less than 0.05 is considered to be statistically significant. A p-value of less than 0.01 is more statistically significant than a p-value of less than 0.05.

These results demonstrate that GEM 21S treatment led to a significant increase in healing of the bony defect in the periodontal lesion. Additionally, GEM 21S treatment expedited soft tissue attachment gain at three months following surgery (CAL gain) and decreased gum tissue recession further demonstrating the efficacy of GEM 21S.

This case study shows the use of GEM 21S for the treatment of a periodontal bone defect.

To evaluate the amount of bone growth that occurred with the different treatment groups, x-rays were taken prior to treatment and at six months following treatment. Changes in the x-rays were then used to determine the amount of bone growth that had occurred.

The results of the clinical study demonstrated that GEM 21S treatment led to statistically significant benefits in bone growth and healing of the periodontal bone defects compared to the active control group that received the β-TCP, without the addition of rhPDGF. There were no serious adverse events during the study that were directly attributed to the use of GEM 21S and no statistically significant difference in the incidence of adverse events between the treatment and control groups.

In summary, the results of the pivotal clinical study demonstrated that GEM 21S is a safe and effective treatment, leading to acceleration of healing and the stimulation of new bone formation.

We have entered into an exclusive agreement with Luitpold, who is responsible for the worldwide marketing, sales, distribution and development of GEM 21S for the repair or reconstruction of cranio-maxillofacial ossesous defects. As part of the agreement, we will receive license fees, royalties, marketing assistance and milestone payments and we will be the sole source manufacturer of GEM 21S.

GEM OS for Orthopedic and Spine Indications

We have received approval from the FDA to commence a feasibility trial with GEM OS1 for the treatment of hindfoot and ankle fusions and we began patient enrollment in March 2006. We believe this indication is a good first study because of (1) the large number of foot and ankle surgeries utilizing bone graft that are performed each year; (2) the reported non-union rate in the clinical literature for these procedures suggests that there is a clinical need for an improved therapy; and (3) these fusions represent an elective procedure, which will improve the chances for a high percentage of patient follow-up in the study.

In Canada, our application for an Investigational Testing Authorization (ITA) for a pilot study with GEM OS1 for foot/ankle fusions has also been approved and we initiated patient enrollment in February 2006. We have also received approval for and have initiated a clinical trial in the EU (Sweden) for the evaluation of GEM OS1 for the treatment of distal radius fractures requiring surgical treatment.

We believe that the ability of GEM 21S to stimulate bone formation in jaw bone defects indicates the potential for our GEM OS product candidates, which also incorporate rhPDGF as the growth factor component with a proprietary resorbable bone filler matrix, to be effective in stimulating new bone growth in orthopedic applications. We are developing our product candidates, GEM OS1 and GEM OS2 for the treatment of specific orthopedic applications, including bone defects, traumatic fractures treated with open and closed surgical procedures and spinal applications, including prophylactic treatment for vertebral compression fractures. The key market opportunities and the corresponding product candidates are profiled below:

Open (surgical) Reduction.    In recent years, there have been more than one million procedures annually in the US involving fusions and corrective surgeries of the foot and ankle. Many of these procedures utilize a bone graft material to stimulate the healing of the bone following surgery. Open, or surgical, reduction of fractures of the long bones (femur, tibia, fibula, humerus, radius, ulna) accounts for an additional 550,000 surgical procedures in the US annually. Surgeons frequently use bone graft in these procedures to fill voids and stimulate the wound healing process.

Our goal is the achievement of approval of our product candidates for a broad range of bone grafting indications. To accomplish this goal, we are evaluating GEM OS1 in several clinical applications. GEM OS1 is similar to GEM 21S in that it combines a particulate β-TCP with rhPDGF. We have received FDA clearance under the trade name OsteoMimetic for a proprietary β-TCP which is a component of our GEM OS1 product candidate, for orthopedic applications, as a bone void filler when the void or gap is not intrinsic to the stability of the bone. Although we are currently not planning on marketing OsteoMimetic as a stand alone product, we believe the FDA clearance may support the regulatory review process for GEM OS1.

Prophylactic Treatment of Osteoporotic Bone.    Osteoporosis is a condition of diminished bone mass, most frequently seen in post-menopausal women that is identified as a contributing factor in an estimated 1.5 million fractures each year. According to industry reports, almost half of all women over age 50 will have a fracture in their lifetimes due to weakened bone mass resulting from osteoporosis. While physicians have the ability to detect osteoporosis and to identify other risk factors for delayed fracture healing, there are few therapies that are well accepted for proactive treatment of these patients with a high risk for fracture.

We believe that a market opportunity exists for the prophylactic treatment of bones at risk for fracture, such as vertebrae adjacent to vertebral compression fractures (VCFs). Kyphoplasty and vertebroplasty are procedures used to treat VCFs. Both procedures involve the injection of an orthopedic cement into the fractured vertebral body to stabilize the compression fracture, thereby eliminating the associated pain.

For both kyphoplasty and vertebroplasty, the cements currently used such as Polymethylmethacrylate (PMMA) set up hard forming a solid mass within the vertebral body with little elasticity. Clinical studies have demonstrated that patients treated with vertebroplasty have a 4.6 times greater risk of having a new VCF adjacent to the treated fracture, and when these fractures occur, they occur sooner than non-adjacent level fractures. It is believed that this elevated incidence of VCFs in adjacent vertebrae is due to the presence of the hard non-elastic cement in the treated vertebrae. We believe the prophylactic treatment to stimulate new bone growth in the adjacent vertebrae has the potential to dramatically minimize the number of new VCFs occurring.

We are developing our GEM OS2 product candidate for direct percutaneous injection into the vertebral body. We have licensed the rights to an injectable scaffold similar to an already FDA-cleared product. We expect to have a final matrix available for pre-clinical and clinical testing in the first half of 2006, allowing us to file an application for an IDE with the FDA to initiate clinical studies in early 2007.

Closed Fracture Reduction.    Approximately 11 million fractures per year in the US of the radius, humerus, tibia, fibula and femur occur where the treatment relies upon closed reduction or closed, non-surgical treatment. Of these fractures, an estimated five to 10% have impaired or delayed healing due to patient specific factors such as smoking, diabetes and osteoporosis.

We also are developing GEM OS2 for the treatment of fractures not requiring surgery. GEM OS2 combines rhPDGF with an injectable bone matrix. The product candidate will be injected through the skin into the fracture site, locally delivering rhPDGF to accelerate fracture repair. Closed fracture reduction procedures comprise the largest number of orthopedic procedures today. According to hospital and outpatient procedural data, 2.8 million closed fracture procedures are performed a year. While a significant number of these are treated with casts, we believe that a large number of patients who require longer healing times would benefit from our GEM OS2 product candidate.

Revision Total Joint Arthroplasty.    Total joint arthroplasty is the definitive treatment for end stage arthritis in the hip and knee. In 2003, more than 800,000 joint replacement procedures were performed in the US. Of these procedures, an estimated 70,000 were revision surgeries resulting from a failure or wearing out of the primary prosthesis. Revision hip and knee arthroplasty is often characterized by diminished bone and soft tissue structures supporting the implant. Surgeons will frequently use some type of bone graft as a void filler and a stimulus for the regeneration of bone. Even when the primary procedure used cement, the majority of revision procedures will be done using a porous prosthesis, with the goal being to gain a biological interlock between the bone and the implant. We believe that a synthetic void filler that can help stimulate the biological interlock with the prosthesis could improve outcomes in these procedures.

Pre-clinical Results: Bone Healing.     Scientific studies in animal models have demonstrated that local administration of rhPDGF can lead to enhancement of fracture repair while systemic administration can strengthen the skeleton throughout the body. In a study we conducted, we combined rhPDGF with a synthetic bone matrix and evaluated its ability to stimulate bone repair in an osteoporotic/geriatric rat model. This model was designed to mimic fracture repair in individuals with delayed wound healing capabilities. For the study, an osteotomy fracture was surgically created in the lower leg of the rat (shown in diagram (A) below), the leg was stabilized by the placement of a pin within the leg, and the test compound was placed around the fracture site (shown in diagram (B) below). The tissues covering the fracture sites were then sutured back into place and the fractures allowed to heal.

At five weeks post injury, the injured leg and the opposite uninjured leg in each rat were evaluated for mechanical strength. The results of the study (shown below) are presented as the mechanical strength of the injured leg as a percentage of the strength of the opposite uninjured leg. These results demonstrate that the fractured leg was statistically weaker than the unfractured leg in both the untreated animals and the control animals treated with the delivery matrix only, with no added rhPDGF. In contrast, treatment with the matrix combined with rhPDGF (GEM OS) led to restoration of mechanical strength to the fractured leg that was comparable to the strength of the opposite uninjured leg.

*	P-values from a paired t-test comparing the mean strength values (Torque at Failure (Nm)) between the injured leg and the uninjured leg for each of the treatment groups at five weeks post injury. P-values less than 0.05 are considered statistically significant.

A separate study was conducted in an osteoporotic rat model where rhPDGF was administered by intravenous injection three times a week for six weeks. At six weeks, the skeletons of the rats were analyzed to measure bone mineral density and biomechanical strength. Treatment with rhPDGF prevented bone loss and significantly increased bone density in the spine and long bones. Biomechanical testing indicated increased vertebral body compressive strength and increased stiffness and strength in the long bones of the skeleton. Further, these results suggest that rhPDGF treatment has the ability to increase bone density and strength throughout the skeleton.

In an osteotomy fracture repair model in rabbits, administering rhPDGF locally to the fracture site led to significant healing as demonstrated by measuring biomechanical strength of the fractured legs. Treatment with rhPDGF in a collagen matrix led to restoration of strength to the fractured legs equivalent to the contralateral unfractured legs, while treatment with a collagen matrix alone did not cause significant healing to take place, further supporting the potential use of rhPDGF in the healing of fractures.

Product Candidates for Sports Injuries

We intend to use our proprietary technology to develop products addressing unmet medical needs in sports injury, initially targeting cartilage, ligament and tendon repair and regeneration.

Cartilage, ligament and tendon repair and regeneration represent significant unmet clinical needs. Each year there are over 22 million sports-related injuries in the US, most of which are treated conservatively with rehabilitation techniques. Because of the lack of therapies that can stimulate healing and regenerate these tissues, many of these injuries will result in a degree of permanent impairment and chronic pain.

Cartilage Injuries.    Cartilage is the soft tissue in the joints of the body that acts as a shock absorber and lubricant during motion of the joint. Because damaged cartilage does not heal by itself and slowly breaks down over time, the result can lead to a complete wearing away of cartilage, leading to osteoarthritis. Currently, there are limited therapies to regenerate cartilage although a number of therapeutic and surgical methods are used to minimize the pain and disability from cartilage injuries. In 2003, an estimated 290,000 patients received surgical treatment for cartilage defects. In addition, approximately 2.6 million injections into the knee were administered in 2005. While knee injections may reduce the pain associated with osteoarthritis for a limited time period, they do not stimulate the healing of the damaged cartilage.

Ligaments and Tendon Injuries.    Ligaments, the tissue structures that connect bone to bone, and tendons, the tissue structures that connect muscles to bone, are crucial to the biomechanical functions of the body. Injuries to ligaments and tendons are very common, and while typically these injuries can be treated conservatively with rehabilitative techniques, these injuries are often slow to heal or do not heal completely. Currently, there are limited therapeutic products that stimulate the healing and regeneration of ligament and tendon tissues.

Pre-clinical Research: Cartilage, Ligament and Tendon Healing.     Based upon the demonstrated biology in studies in animals and in vitro that rhPDGF can stimulate proliferation of the structural cell types that make up cartilage, ligaments and tendons and published studies in animals and in vitro that support the potential use of rhPDGF for accelerating healing of these tissues, we believe that rhPDGF has the potential to be an effective therapy for the repair of these tissue types. The use of rhPDGF to stimulate tissue repair across a broad spectrum of tissues is supported by the demonstrated clinical efficacy of rhPDGF to stimulate the healing of tissues as diverse as diabetic chronic non-healing ulcers of the skin (Regranex®) and bone defects of the jaw associated with advanced periodontal disease (GEM 21S).

Cartilage, ligament and tendon tissues are all derived from cells of mesenchymal origin. In an adult, undifferentiated mesenchymal stem cells, or MSCs, are available to differentiate into cell types required for the healing of cartilage, ligament and tendon. rhPDGF has been shown in studies in animals and in vitro to stimulate both the recruitment and proliferation of these stem cells, causing a localized increase in their number at a site of injury. Once present, the stem cells then differentiate into the appropriate cell type for the tissue undergoing repair. These can include differentiation into chondrocytes for cartilage repair, or fibroblasts for tendon and ligament repair. In addition to rhPDGF's actions on MSCs, the growth factor also can interact directly with the mature differentiated structural cells.

Based upon pre-clinical studies of chondrocytes, the cells that make up cartilage, we hypothesize that rhPDGF will be effective for repairing cartilage defects. Cell culture studies have demonstrated that chondrocytes strongly proliferate when exposed to PDGF in a dose-dependent manner. A similar capacity for PDGF to stimulate chondrocyte expansion in vivo in animals has also been reported. In a published study, copolymers of polylactic acid and polyglycolic acid were pretreated with PDGF for four to 24 hours, loaded with chondrocytes, and then injected into the calf muscle in rats. At eight weeks post-injection, the measured cross-sectional area of the implant containing the chondrocyte population was significantly greater in the PDGF treated groups as compared to controls.

Tendon injuries are a frequent source of visits to the orthopedic surgeon. Approximately 400,000 rotator cuff injuries lead to surgical intervention each year. Of these repairs, as many as 20% will be non-healing or develop re-injury. The problem of ineffective repair is highlighted by a study using a goat model of rotator cuff injury in which the cuff is completely detached and repaired in the same procedure. The study found that on average two common reattachment techniques only restored approximately 20% and 32% of the normal cuff biomechanical strength at six and 12 weeks, respectively. Another common type of tendon injury includes those to the Achilles tendon. The need for new reparative technologies to this type of injury is highlighted by the findings that repairs of the Achilles tendon have been observed to re-rupture at a rate of seven percent due to degeneration of the connective tissue and accumulation of microtears.

Supporting the use of rhPDGF for tendon repair, published in vitro studies with rhPDGF treatment to tendon cells have demonstrated a potent effect on a variety of activities critical to the reparative process. These include the stimulation of elevated expression of collagen, protoeoglycan content and integrin receptors. Additionally, PDGF has been shown to stimulate the proliferation of tendon fibroblasts, cells that make up the structural component of these tissues.

Tears of the anterior cruciate ligament (ACL) are most commonly associated with traumatic sports injuries. Minor tears are eligible for conservative treatment, but each year more than 237,000 patients undergo surgery for larger tears and transections. The poor healing ability of the ACL contributes to the frequency of these surgeries and requirement for reconstruction using patellar tendon grafts. PDGF is a key stimulator of cell migration and proliferation for fibroblast cells isolated from ACL tissues. These cellular events are the likely basis for the greater strength observed in a sheep model of ACL reconstruction employing PDGF. In contrast to controls, the study group receiving grafts affixed with PDGF coated sutures showed significant increases in tensile stress and a greater load to failure. In studies of the rat medial collateral ligaments (MCL), the injured MCL was treated with a collagen/PDGF matrix. At 12 days post-operation, animals receiving PDGF exhibited a 90% improvement in MCL strength, suggesting an important role for the growth factor in repairing native ligaments.

We are in a relatively early phase of research and development for cartilage, ligament and tendon repair applications. We have started pre-clinical work in evaluating matrix materials that can be combined with rhPDGF for these indications. The matrix materials under evaluation are being selected to specifically target the tissue type to be treated. In light of the present phase of research and development, we cannot provide any assurance that we will be successful in developing, obtaining regulatory approval for, or commercializing, our product candidates.

Scientific Background

PDGF Family of Growth Factors

Platelet-derived Growth Factor, or PDGF, is a family of growth factors which contains five different members that are found naturally in the body. We are working with a synthetic version of the BB form of PDGF (PDGF-BB) which is a homodimer of two separate B-chains that are covalently linked together through disulfide bonds. The PDGF-BB that we use in GEM 21S and our GEM product candidates is manufactured using recombinant DNA technology in a yeast expression system. The gene that codes for the human sequence of the PDGF B-chain is inserted into yeast cells. The gene is then activated to cause the production of the PDGF B-chain protein. The protein is secreted from the yeast cell into its culture media, and the protein purified from the media to homogeneity.

There are two PDGF receptors that are present on the surface of target cells. Depending upon the number and ratio of the receptors present on a cell, the cell will be more or less responsive to the different PDGF family members. rhPDGF-BB has the ability to bind with high affinity to both receptors, providing it with unique properties within the PDGF family. Depending on the location of an injury, different cell types that respond to rhPDGF-BB are stimulated.

Role of PDGF in Tissue Repair

Tissue repair at injury sites occurs as a result of a complex series of events. For successful tissue repair to take place, the appropriate cell types must be recruited to the injured site in a coordinated fashion. One of the proteins that is critical for orchestrating this process is PDGF.

PDGF stimulates a wide spectrum of biological activities that places it at the top of the wound healing cascade. PDGF is responsible for stimulating a variety of cellular events critical for the initiation and progression of tissue repair. These include attracting cells into a wound site and stimulating their replication. Depending upon the location of the injury, different cell types respond to PDGF. Animal and in vitro studies have demonstrated that cell types that are stimulated include bone forming cells, cartilage forming cells, MSCs which are bone and cartilage-lineage forming cells, and fibroblasts which are tendon and ligament forming cells. Published animal and in vitro studies demonstrate that PDGF may also work together with other growth factors to enhance the formation of new blood vessels by stimulating vascular smooth muscle cells, a cell type critical for the formation of blood vessels. Additionally, PDGF promotes the release of other growth factors and signaling molecules that accelerate the natural healing process. As a result of its ability to stimulate a multi-faceted set of activities, we believe PDGF plays an integral role in initiating the tissue repair process in the different clinical indications that we are pursuing.

To support the stimulatory properties of rhPDGF, we combine the protein with resorbable three-dimensional scaffolds that are specifically tailored for the tissue being treated. This approach provides both the matrix critical to support the in-growth of the appropriate cell types, while providing for the release of rhPDGF in a localized manner under controlled delivery conditions. It also combines the benefits of delivering a stimulatory growth factor with the structural requirements of a synthetic scaffold to support cell migration and tissue regeneration at the wound site.

Scientific Advisory Boards

We have established two scientific advisory boards that bring expertise in orthopedics, periodontics and cranio-maxillofacial surgery, as well as FDA experience. During the year ended December 31, 2005, there was one meeting of the scientific advisory boards. We consult individual members of our scientific advisory boards separately approximately once each quarter on clinical and pre-clinical study design, product and product candidate formulation, clinical indications and on all applications of tissue engineering, focusing on orthopedic and periodontal indications. We pay consulting fees (including in the form of grants of stock options) to, and reimburse the expenses of members of our scientific advisory boards for, the services they provide to us, with the amounts varying depending on the nature of the services. We paid to or on behalf of the current members of our scientific advisory boards aggregate consulting fees and reimbursements of $53,814, $64,820 and $90,577 in 2006, 2005 and 2004, respectively. In addition, we granted options to purchase an aggregate of 13,500, 16,800 and 10,000 shares of our common stock to current members of our scientific advisory boards in 2006, 2005 and 2004, respectively.

Orthopedic Scientific Advisory Board

The current members of our orthopedic scientific advisory board are:

Name	Professional affiliation
Gary Friedlaender, M.D.	Chairman of BioMimetic's Orthopedic Scientific Advisory Board; Professor and Chair, Department of Orthopaedics, Yale School of Medicine
Jeffrey Hollinger, D.D.S., Ph.D.	Professor of Biological Sciences and Biomedical Engineering and Director, Bone Tissue Engineering Center, Carnegie Mellon University
Edward Akelman, M.D.	Professor and Vice Chairman, Brown Medical School, Department of Orthopaedics; Chief, Division of Hand, Upper Extremity and Microvascular Surgery, Rhode Island Hospital
Arnold Caplan, Ph.D.	Director of BioMimetics; Director of Skeletal Research Center and Professor of Biology, Case Western Reserve University
Michael Ehrlich, M.D.	Vincent Zecchino Professor and Chairman, Department of Orthopaedics, Brown Medical School
Alexander Vaccaro, M.D.	Director of the Delaware Valley Regional Spinal Cord Injury Center, Thomas Jefferson University; Co-Director of Reconstructive Spine Services, Rothman Institute; Co-Director of the Spine Fellowship, Thomas Jefferson University; Professor of Orthopaedic Surgery and Neurosurgery, Jefferson Medical College of Thomas Jefferson University
Joseph Lane, M.D.	Professor of Orthopedic Surgery, Assistant Dean, Medical Students, Weill Medical College of Cornell University; Chief, Metabolic Bone Disease Service, Hospital for Special Surgery; Attending, Orthopaedics, New York-Presbyterian Hospital
Kevin Foley, M.D.	Professor of Neurosurgery, University of Tennessee, School of Medicine; Director of Complex Spine Surgery, Semmes-Murphey Neurological and Spine Institute; Director of the Spine Fellowship, Department of Neurosurgery, University of Tennessee; Associate Professor of Biomedical Engineering, University of Tennessee

Periodontal Scientific Advisory Board

The current members of our periodontal scientific advisory board are:

Name	Professional affiliation
Robert Genco, D.D.S., Ph.D.	Vice Provost and Director of Science, Technology Transfer and Economic Outreach, University of Buffalo; Editor-in-Chief, Journal of Periodontology

Name	Professional affiliation
Jeffrey Hollinger, D.D.S., Ph.D.	Professor of Biological Sciences and Biomedical Engineering and Director, Bone Tissue Engineering Center, Carnegie Mellon University
William Giannobile, D.D.S., D.M.Sc.
Najjar Endowed Professor of Dentistry, University of Michigan; Director, Michigan Center for Oral Health Research, University of Michigan; Associate Professor of BioMedical Engineering, University of Michigan; Board Member, American Academy of Periodontology Foundation; Associate Editor, Journal of Periodontology
Myron Nevins, D.D.S.	Associate Clinical Professor of Periodontology, Harvard School of Dental Medicine; Director of Institute for Advanced Dental Studies and Director of continuing Dental Education, Harvard School of Dental Medicine; Editor, International Journal of Periodontics and Restorative Dentistry

Sales, Marketing and Distribution

In December 2003, we entered into three agreements that cover an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S.

The exclusive sublicense agreement grants to Luitpold sublicense rights under intellectual property that we license from ZymoGenetics and co-own with and license from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to us, and is required to maintain agreed upon sales and customer service staffing levels. The agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates us to seek regulatory approval for GEM 21S in the US, EU and Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 2005, this agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice. Either party may terminate the exclusive sublicense agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party's performance under the agreement is prevented for 12 months because of a force majeure event, the other party may terminate the agreement.

The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from us and we are obligated to meet such requirements to the extent they are consistent with Luitpold's forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in our manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 2005, this agreement will expire in December 2026, but is subject to indefinite continuous automatic five year extensions unless either party gives six months notice of its intent not to renew the agreement. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. In addition, we may terminate the manufacturing and supply agreement if GEM 21S is found to infringe a third party's intellectual property rights.

The research, development and marketing agreement outlines our obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. We have agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU and Canada; (2) conduct certain studies necessary to extend the shelf life of GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU and Canada. Luitpold made a lump sum payment to us upon execution of the research, development and marketing agreement and agreed to make a milestone payment to us upon EU approval of GEM 21S. The research, development and marketing agreement will expire on the fifth anniversary of payment of the EU approval milestone payment. Substantially all of our obligations under the research development and marketing agreement will be completed upon receipt of the specified regulatory approvals. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within 60 days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is terminated. If a party's performance under the agreement is prevented for 12 months because of a force majeure event, the other party may terminate the agreement.

We have retained full commercial rights for our GEM OS product candidates and our sports injury product candidates.

Manufacturing

We have developed a network of suppliers, manufacturers, and contract service providers to provide sufficient quantity of our product and product candidates through the development, clinical testing and commercialization phases.

We have signed manufacturing supply agreements covering the two main components, rhPDGF and β-TCP, of GEM 21S from manufacturers of FDA approved or cleared products (Chiron and Orthovita, respectively). We also have signed an agreement with Kensey Nash for development of specific scaffolds for use in orthopedic applications. These agreements provide us with the key constituents of our lead product candidates.

We use four contract facilities to complete the manufacturing, packaging and final product testing for our GEM 21S kits. Patheon, UK, Ltd. performs the aseptic syringe filling of the rhPDGF component. Penn Pharmaceutical Services, Ltd. forms and fills the β-TCP cup and produces the final kit assembly. Isotron plc sterilizes the cups. AAI Development, Inc. handles the final product testing. We intend to use similar contract facilities for the development and scale up of our GEM OS product candidates.

To optimize product supply, quality and cost, we are evaluating bringing the final stages of product manufacturing in-house, including final formulation, filling the syringes and cups that will be packaged in the finished kits, and assembling the kits. Our approximately 23,000 square foot facility in Franklin, Tennessee provides office, research and development and quality control space. We have subleased approximately 3,400 square feet of this facility to two tenants. Each sublease agreement is for a term of three years. We have retained the right to regain possession of the space by relocating the tenants prior to the expiration of their sublease term. We believe additional space will be needed if we bring our product manufacturing in-house. We are developing plans for a scalable in-house manufacturing facility as well as evaluating contingent contract manufacturing to ensure continuous product supply.

Supply Agreements

Chiron

In July 2004, we entered into a commercial supply agreement with Chiron that will permit us to obtain bulk supply of rhPDGF for commercial sale. Under the terms of the agreement,

Chiron will exclusively supply us with rhPDGF for use in certain periodontal and orthopedic applications. We are obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the annual product prices we are obligated to pay vary depending on the quantity of rhPDGF we order. The agreement covers a seven-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Orthovita

In August 2002, we entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and exclusively supply us with β-TCP for use in GEM 21S. We executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. We are required to purchase all of our requirements for β-TCP for periodontal and maxillofacial indications from Orthovita. Under the agreement, the annual product prices we are obligated to pay vary depending on the amount ordered and the years in which we place orders. The agreement covers a 10-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for up to two five year renewal terms.

Kensey Nash

In June 2005, we entered into an agreement with Kensey Nash to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. Under the agreement, Kensey Nash will exclusively manufacture and supply the scaffold materials for us and we will be responsible for final formulation, fill and finish activities. We are responsible for obtaining US and foreign regulatory approvals for any resulting products. We are required to commercialize any resulting products in the US within 12 months of receipt of FDA approval. We have the exclusive right to distribute and sell the resulting products worldwide. In addition, we agreed to pay royalties to Kensey Nash based on net sales of commercial products worldwide for the term of the agreement.

The agreement covers a 10-year term following the commercialization of a product, with two automatic two-year extensions, unless either party provides notice not to extend. If Kensey Nash elects not to extend the agreement, it is obligated to continue to supply us with predefined amounts of products for a limited time beyond the agreement's expiration. The agreement terminates if we do not make our first commercial sale of a product developed under the agreement within seven years. We paid Kensey Nash an initial payment on the effective date of the agreement. We have made a second payment after we agreed to continue the agreement beyond a feasibility period. We are required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of the products developed under the agreement.

Each of our suppliers has the ability to curtail manufacturing of the products at their discretion with the only requirements being that each must provide a minimum level of future product prior to ending production and each must transfer the technology to another manufacturer.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing upon our proprietary rights. We seek to protect our proprietary position by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

We derive our patent rights from four sources: (1) ownership rights purchased from the Institute of Molecular Biology; (2) ownership rights derived from technology we developed; (3) licensing rights acquired from ZymoGenetics; and (4) licensing rights acquired from Harvard. We believe that our owned and licensed patents provide freedom to operate under patents that cover the composition and use of tissue growth factors. GEM21S and our lead product candidates are protected by patents we have licensed or have purchased and co-own.

We have licensed 19 US patents and their foreign counterparts from ZymoGenetics covering various formulations of PDGF or manufacturing processes for PDGF. Of the 13 of these licensed patents that remain unexpired, the first patents will expire in July 2006 and the last of these patents will expire in May 2016.

We own 11 US patents and numerous foreign counterpart patents, which were purchased from the Institute of Molecular Biology. Nine of these patents are co-owned with Harvard, and Harvard has exclusively licensed its rights in these patents to us. Several of these patents cover compositions of various growth factors, including PDGF, either alone or in combination with one another. Other of these patents cover methods of using such compositions to heal wounds or to promote the growth of bone, ligaments, or nerves. The first of these patents will expire in August 2006 and the last of these patents will expire in January 2020.

One of our licensed issued US patents covering our GEM 21S product may expire in July 2006. We have two additional US patents covering other unique aspects of GEM 21S and our product candidates. We do not believe that the expiration of this patent would significantly affect our intellectual property position. Outside of the US, GEM 21S and our product candidates are protected by patents in the EU until 2010 and in Canada until 2015.

We own one pending US utility patent application, one pending international utility patent application, and have rights in two pending US provisional patent applications. The four pending patent applications focus on technology that we developed internally and seek to cover specific dosages of PDGF or specific medical applications for PDGF. Our patent applications are pending review by the United States Patent and Trademark Office and we are unable to predict what protection will be afforded by these applications, or if any protection will be ultimately granted.

We entered into a license agreement with Harvard that provides us with an exclusive worldwide license to the patents we co-own with Harvard, and which are directed towards the use of rhPDGF and other growth factors for the healing and restoration of bone and other tissue defects. The agreement term extends to the date of the last to expire licensed patent. Under the agreement we are obligated to make certain royalty and milestone payments to Harvard. Harvard may terminate the agreement if we fail to make such payments, maintain certain insurance requirements, and pursue commercialization of the licensed technology. In addition, Harvard may terminate the agreement if we are convicted of certain criminal acts, become insolvent, or breach an obligation under the agreement and fail to cure such breach within 120 days of notice. We may terminate the agreement by giving Harvard 120 days written notice of our intent to do so. The key patent rights covering the use of PDGF to stimulate bone growth at sites of surgical intervention that we co-own with Harvard expire in 2009 and are limited to the US. In December 2005, we filed a request with the United States Patent and Trademark Office seeking to extend the term of these patent rights to March 2012. There is no guarantee that the United States Patent and Trademark Office will grant this extension, or if granted, that the length of the extension will extend to March 2012. We believe that the co-owned patents provide us with freedom to operate under the patents we co-own with Harvard for the use of rhPDGF in the periodontal and musculoskeletal fields.

We entered into two license agreements with ZymoGenetics that give us the exclusive rights within certain fields of use under the ZymoGenetics patents. The first agreement, entered into in March 2001, provides us with rights to develop rhPDGF in the periodontal and cranio-maxillofacial applications. Under this agreement, we acquired a license under patent rights and know-how controlled by ZymoGenetics, to develop, make, import, sell and commercialize products for the treatment of periodontal disease and bone defects of the head and face. We paid ZymoGenetics an initial license fee and agreed to meet certain due diligence milestones, including working to register one or more of the licensed products for commercial sale. In addition, we agreed to pay royalties to ZymoGenetics based on net sales of licensed products on a country-by-country basis for the term of the agreement. We also are responsible for payments based upon the achievement of certain milestones as well as a sales bonus payment if total sales by us, our affiliates and sublicensees exceed an agreed upon threshold. In addition, we are required to pay ZymoGenetics a sublicense fee as a result of the sublicense to the ZymoGenetics' patents that we granted to Luitpold.

The second agreement, entered into in January 2003, expands the field of use for the development of rhPDGF to include bone, cartilage, tendon and ligament applications. We paid ZymoGenetics an initial license fee in shares of our common stock, and agreed to meet certain similar due diligence milestones as under the 2001 license described above. We also agreed to pay royalties to ZymoGenetics based on net sales of licensed products on a country-by- country basis for the term of the agreement. In addition, we are responsible for payments based upon the achievement of certain milestones as well as a sales bonus payment if total sales by us, our affiliates and sublicensees exceed an agreed upon threshold.

Both ZymoGenetics agreements expire on a country-by-country basis upon the expiration of the last to expire patent in each country. Either party may terminate these agreements upon the insolvency of the other party, or if the other party breaches a material provision and fails to cure such breach within 60 days of notice.

Some of our competitors and others manufacture and sell products containing some of the components of GEM 21S, namely rhPDGF-BB and β-TCP. The primary intellectual property covering our use of rhPDGF-BB is owned and licensed to us by ZymoGenetics. ZymoGenetics has licensed rhPDGF-BB to other third parties for technical uses and indications that differ from ours. β-TCP has been used in various products for over 20 years, and we are not aware of any intellectual property covering β-TCP that our product would infringe.

Although we believe that the patents and patent applications, including those that we license, provide a competitive advantage, the patent positions of biopharmaceutical and device companies are highly uncertain. The combination product and medical device industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of these potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Although we have not received notice of any claims, and are not aware that our products infringe other parties' patents and proprietary rights, our products and methods may be covered by US patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us may force us or any of our strategic partners or licensees to stop or delay developing, manufacturing or selling products or product candidates that are claimed to infringe a third party's intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products or product candidates. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. We also require our employees, consultants and advisors who we expect to work on our product and product candidates to agree to disclose and assign to us all inventions conceived during the work day, developed using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our product and product candidates or to obtain and use information that we regard as proprietary.

In the future, we may collaborate with other entities on research, development and commercialization activities. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators, licensors and consultants. In addition, other parties may circumvent any proprietary protection that we do have. As a result, we may not be able to maintain our proprietary position.

Trademarks

GEM 21S ®, GEM 21A™, GEM OS™, GEM™, GEM C™, GEM LT™, RecombiStat™ and OsteoMimetic™ are our trademarks. GEM 21S has been registered by the United States Patent and Trademark Office, and the other trademarks are covered by pending applications for registration in the United States. In addition, applications for registration of our trademarks are pending in various countries around the world, and in certain countries the registration of GEM 21S has been granted.

Competition

Developing and commercializing new orthobiologic products is highly competitive. The market is characterized by extensive research efforts and rapid technological change. We face intense competition worldwide from medical device, biomedical technology and medical products and combination products companies, including major pharmaceutical companies. We may be unable to respond to technological advances through the development and introduction of new products. Many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than us. These competitors also may be in the process of seeking FDA or other regulatory approvals, or patent protection, for new products. Our competitors may commercialize new products in advance of our products. Our products also face competition from numerous products and procedures, which currently are considered part of the standard of care. In order to compete effectively, our products will have to achieve widespread market acceptance.

GEM 21S Growth-factor Enhanced Matrix

GEM 21S will compete against currently approved therapies, including allograft, xenograft, synthetic bone substitutes, Emdogain (Straumann Holding AG), and anti-microbial products. The key competitive factors affecting the success of GEM 21S are likely to be its efficacy, safety profile, use in a wide range of applications and price.

GEM OS

Our GEM OS product candidates will compete with an array of synthetic bone graft materials, ranging from resorbable pure phase β-TCP granules to calcium sulfate preformed pellets. In addition, more than 20 allograft base tissue and demineralized bone matrix options are available to orthopedic surgeons. If we elect to pursue fusion, tibial plateau factures or non-union fractures, we will also compete with bone morphogenic proteins, including INFUSE (Medtronic) and BMP-7 (OP-1, Stryker Corporation). INFUSE and OP-1 may be under review for additional indications which could compete with our products.

The largest orthopedic companies in the US – Stryker, DePuy, Inc., Zimmer Holdings, Inc., Medtronic, Synthes, Inc., Biomet, Inc., Smith & Nephew Group plc and Wright Medical Group, Inc. – all distribute allograft and synthetic bone graft materials. In addition, the nation's largest tissue processors and procurement agencies (e.g., Osteotech, Inc., the Musculoskeletal Transplant Foundation, or MTF, Regeneration Technologies, Inc., LifeCell Corporation and CryoLife, Inc.) and numerous tissue banks distribute allograft tissue. Osteotech distributes its products directly and through agreements with DePuy, Smith & Nephew, MTF and the American Red Cross. MTF also processes allograft into a proprietary demineralized bone matrix, which is distributed by Synthes, while Regeneration Technologies' allograft tissue is used in a variety of graft materials distributed by Exactech, Inc., Medtronic and Stryker.

Biomet, DePuy and Medtronic also sell PRP systems, while Wright Medical's Ignite system and Orthovita's Imbibe syringe cater to surgeons who prefer to use bone marrow aspirate.

Cartilage, Ligament and Tendon

We expect our cartilage, ligament and tendon product candidates to compete against currently approved therapies, including viscosupplementation and the ACI product, Carticel®, distributed by Genzyme Tissue Repair.

Regulatory Matters

FDA Regulation

Both before and after approval or clearance, in the US, GEM 21S and our product candidates are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, as well as other regulatory bodies. FDA regulations govern, among other things, the following activities in which we and our contract manufacturers, contract testing laboratories and suppliers are involved:

•	product development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product safety;

•	product storage;

•	product market clearance or approval;

•	product advertising and promotion;

•	product import and export; and

•	product sales and distribution.

Failure to comply with the law could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension on withdrawal of product approval, injunctions, or criminal prosecution.

The FDA has determined that GEM 21S and GEM OS1 are combination products because they consist of a combination of a device (β-TCP) and a biologic drug (rhPDGF). For a combination product, the FDA determines what center or centers within the FDA will review the product and under what legal authority the product will be reviewed. GEM 21S was reviewed and GEM OS1 is being reviewed by the Center for Devices and Radiological Health, with participation by the Center for Drug Evaluation and Research, under medical device authorities. We expect that the FDA will review our other product candidates in the same manner. We cannot be sure, however, that the FDA will not select a different center and/or legal authority for one or more of our other product candidates, in which case the governmental review requirements would vary in some respects. If a product candidate were reviewed under drug or biologic legal authorities and/or reviewed by the Center for Drug Evaluation and Research, the path to regulatory approval would be different and could be more costly and lengthy.

FDA Approval or Clearance of Medical Devices

In the US, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to quality system regulations;

•	Class II: general controls, premarket notification (510(k)), and specific controls such as performance standards, patient registries, and postmarket surveillance; and

•	Class III: general controls and approval of a PMA.

Each of our product and product candidates are in class II or class III, and require FDA authorization prior to marketing, by means of either a 510(k) clearance or a PMA approval. The FDA has determined that GEM 21S and GEM OS1 are class III devices requiring a PMA. Our product candidates containing a grafting material alone should be eligible for clearance via the 510(k) route. For example, we obtained clearance for a 510(k) application for clearance of β-TCP grafting material as a "bone void filler."

To request marketing authorization by means of a 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to another legally marketed medical device; that is, it has the same intended use, and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than does a legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information, and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding substantial equivalence. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, would require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, then the company must submit and the FDA must approve a PMA before marketing can begin.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive pre-clinical and clinical trial data. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with Quality System Regulation, or QSR, requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. During the review period, an FDA advisory committee, typically a panel of clinicians, is likely to be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. The FDA is not bound by the advisory panel decision, but the FDA often follows the panel's recommendation. If the FDA finds the information satisfactory, it will approve the PMA. The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. During the review of either a 510(k) or PMA, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited. We cannot be sure that our product candidates will be cleared or approved in a timely fashion or at all. The review of combination products is often more complex and more time consuming than the review of a product under the jurisdiction of only one center within the FDA. In addition, laws and regulations and the interpretation of those laws and regulations by the FDA may change in the future. We cannot foresee what effect, if any, such changes may have on us.

Clinical Trials

One or more clinical trials is almost always required to support a PMA application and is sometimes required to support a 510(k) submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an IDE application to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. Clinical studies of investigational devices may not begin until an institutional review board, or IRB, has approved the study.

During the study, the sponsor must comply with the FDA's IDE requirements including, for example, for investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. We, the FDA and the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA typically inspects the records relating to the conduct of one or more studies supporting the application.

We filed an application for an IDE for the GEM OS1 device in June 2005. In January 2006 we received a letter from the FDA giving approval to initiate a feasibility study under our IDE to investigate GEM OS1 in the treatment of foot and ankle fusions. These surgical procedures involve a surgically induced fracture and subsequent healing of that fracture in an anatomically correct position. We intend to initiate the feasibility study in early 2006. A separate clinical study for GEM OS1 was approved in the EU (Sweden) in May 2005.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	the QSR regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over, and document manufacturing of their products;

•	labeling and claims regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

•	the Medical Device Reporting regulation, which requires reporting to the FDA certain adverse experiences associated with use of the product.

Our first drug-device combination product, GEM 21S, received FDA approval in November 2005 for the treatment of periodontal bone defects and gum tissue recession associated with periodontal disease. The FDA approval was granted with three post-approval requirements. First, we must establish and validate a new test to confirm the identity of the rhPDGF that we receive from the manufacturer. The FDA has requested that we replace our current chemical identity test for the rhPDGF component of GEM 21S with a new immunological identity test based on biological methods. In our discussions with the FDA, the FDA has indicated that a biological identity test represents a newer technology, and that it believes the immunological test is more precise than the older chemical identity test method we presently use. This information will be submitted as a supplement for FDA review by June 2006. The FDA will have six months to conduct a formal review of the supplement and may ask for additional information. We are permitted to continue using the currently approved identify test until the FDA finds the new test acceptable. Second, we must evaluate the results of GEM 21S quality testing following manufacturing of 30 lots of product and report the results to the FDA along with any proposed changes by September 1, 2006. The FDA is asking that we evaluate the extent to which our first 30 lots of product meet our release specifications. The FDA also is asking that we evaluate the stability of our first 30 lots of product relative to the stability specifications. We plan to submit the available results by the deadline and can, at that time, offer changes in the GEM 21S testing program depending upon the results of that evaluation which will be subject to the FDA's review and approval before they can be implemented. Finally, we must not use lots of PDGF drug substance for manufacture of GEM 21S which were fermented by Chiron after September 2002 until supplemental approval is received from the FDA to include the PDGF fermentation site. We have submitted a request for supplemental approval, but we do not expect that the FDA will act on our request until it has completed a successful inspection of the facility in which Chiron manufactures rhPDGF. The FDA has informed us that it has scheduled an inspection in June 2006, but we cannot be sure that the inspection will take place at that time or that it will be successful. There can be no assurance that such approval will be received in a timely fashion, or at all, or that we will not run out of this raw material before such approval is received.

We continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements, as do our suppliers, contract manufacturers, and contract testing laboratories.

International sales of medical devices manufactured in the US that are not approved or cleared by the FDA are subject to FDA export requirements. Exported devices are subject to the regulatory requirements of each country to which the device is exported.

International Regulation

We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	import and export restrictions; and

•	tariff regulations, duties and tax requirements.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

The primary regulatory environment in Europe is that of the EU, which consists of 25 countries encompassing most of the major countries in Europe. In the EU, the EMEA issued a preliminary opinion that rhPDGF appears to function as a medicinal product and deferred to the EU Commission the final determination of the legal status. The EU Commission has determined that GEM 21S will be regulated as a medicinal product. We believe that no additional clinical trials should be required to gain market approval as a medicinal product as a result of this decision. We have initiated the process of transferring the device dossier into a drug dossier and plan to file the appropriate documentation by mid-2006. We formed a wholly owned subsidiary in the United Kingdom, BioMimetic Therapeutic Limited, in October 2005 to facilitate our EU regulatory filings. We cannot be sure that additional clinical trials will not be required, that EU approval for GEM 21S will be granted in a timely fashion, or at all, or that there will be no delays in transferring the device dossier into a drug dossier.

US Anti-kickback and False Claims Laws

In the US, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of combination products regulated by the FDA as medical devices, such as us, and hospitals, physicians and other potential purchasers of such products. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Although we plan to structure our future business relationships with purchasers of our products to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Third-party Reimbursement

We anticipate that sales volumes and prices of GEM 21S and any other products we commercialize will depend in large part on the availability of reimbursement from third party payers. Third party payers include governmental programs such as Medicare and Medicaid, private insurance plans, and workers' compensation plans. These third party payers may deny reimbursement for a product or therapy if they determine that the product or therapy was not medically appropriate or necessary. The third party payers also may place limitations on the types of physicians that can perform specific types of procedures. Also, third party payers are increasingly challenging the prices charged for medical products and services. Some third party payers must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third party payers.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third party payers, that an adequate level of reimbursement will be available or that the third party payers' reimbursement policies will not adversely affect our ability to sell our products profitably.

A key component in the reimbursement decision by most private insurers and the Centers for Medicare & Medicaid Services, which administers Medicare, is the assignment of a Current

Procedural Terminology, or CPT, code. This code is used in the submission of claims to insurers for reimbursement for medical services. CPT codes are assigned, maintained and revised by the CPT Editorial Board administered by the American Medical Association. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected. We have not obtained a specific CPT code for our GEM 21S product or our product candidates. We believe, however, that reimbursement for GEM 21S and for certain indications of our GEM OS product candidates (e.g., open fractures) can be obtained by utilizing existing CPT codes for periodontal or orthopedic bone grafting materials. For certain other indications of our GEM OS product candidates (e.g., closed fractures and bone augmentation), a new reimbursement code will likely be required, and we will seek a new code prior to commercializing such product candidates.

In the US, some insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs are paying their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month, and consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third party payers will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third party payer coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Subsidiary

In October 2005, we formed a wholly-owned subsidiary in the United Kingdom, BioMimetic Therapeutic Limited, for the purpose of effecting our EU regulatory filings.

Employees

For the payroll period ended March 24, 2006, we employed 41 people, of which nine were employed in research and development, 11 in regulatory and quality assurance, five in operations and 16 in general and administrative. One employee holds both D.M.D. and D.M.Sc. degrees and four additional employees hold Ph.D. degrees. None of our employees is represented by a labor union, and we believe our employee relations are good.

Properties

Our operations are headquartered in an approximately 19,600 square foot facility in Franklin, Tennessee which we lease until 2012. Our lease also includes an additional approximately 3,400 square feet which we currently sublease to two tenants until August 2008 and December 2008.

Legal Proceedings

We are not party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors:

Name	Age	Position
Samuel E. Lynch, D.M.D., D.M.Sc.	46	President, Chief Executive Officer and Director
Larry Bullock	50	Chief Financial Officer
Charles E. Hart, Ph.D.	53	Chief Scientific Officer and Vice President
Steven N. Hirsch	54	Chief Operating Officer and Executive Vice President, Orthopedics
Earl Douglas	43	General Counsel
Mark Citron	56	Senior Vice President, Regulatory Affairs and Quality Systems
Larry W. Papasan(1)	65	Chairman of the Board of Directors
Arnold I. Caplan, Ph.D.(3)	64	Director
Thomas Dyrberg, M.D., D.M.Sc.(2)(3)	51	Director
Chris Ehrlich(1)(2)	36	Director
Ann Hanham, Ph.D.(3)	53	Director
James G. Murphy(2)	50	Director
Douglas Watson(1)	61	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Governance Committee

Samuel E. Lynch, D.M.D., D.M.Sc., is a founder of BioMimetic and has served as President, Chief Executive Officer and a director since its inception in 1999. Dr. Lynch served as Chairman of our board of directors from inception until August 2005. Prior to founding BioMimetic, Dr. Lynch spent over four years at Luitpold Pharmaceuticals, Inc., a US subsidiary of Sankyo, Co., Ltd. as Vice President with responsibility for the Osteohealth Co., a division focused on bone and tissue regeneration. Prior to joining Sankyo - Luitpold, Dr. Lynch was the Executive Director for Research and Development for the Institute of Molecular Biology, a private research institute affiliated with Harvard University, where he directed research in bone and tissue healing. He concurrently served on the faculty at Harvard School of Dental Medicine for six years, from which he earlier received a Certificate of Specialty in Periodontology. Dr. Lynch also received a Doctorate of Medical Sciences from the Harvard Medical School. Dr. Lynch has also published and lectured extensively and is a co-inventor of BioMimetic's technologies.

Larry Bullock joined BioMimetic in January 2004 as Chief Financial Officer. From January 1996 to February 2003, Mr. Bullock served as Chief Financial Officer of Ribozyme Pharmaceuticals Inc. (now called Sirna Pharmaceuticals Inc.) and as Chief Financial Officer of La Jolla Pharmaceutical Company for five years prior to joining Sirna. He led both companies through their private to public transitions, completing private and initial public offerings and building the public reporting team. Mr. Bullock received his M.B.A. from the University of Utah and his B.A. from Indiana University.

Charles E. Hart, Ph.D., joined BioMimetic in January 2004 as our Chief Scientific Officer and Vice President. Prior to joining BioMimetic, he spent 21 years at ZymoGenetics, Inc., a biotechnology company focused on therapeutic proteins, where he held a variety of positions, most recently as Senior Director of Corporate Communications and Investor Relations and

Senior Director of Business Development. He is the author of over 50 scientific publications, and holds 20 US patents, the majority of which are related to PDGF. Dr. Hart received his Ph.D. from the University of Washington, his M.S. from Oregon State University and his B.S. from the University of California at Davis.

Steven N. Hirsch joined BioMimetic in July 2005 as Executive Vice President, Orthopedics, and Chief Operating Officer. From October 1996 to June 2005, Mr. Hirsch served in various positions in the Orthopedics Division of London-based Smith & Nephew, plc. His responsibilities at Smith & Nephew included responsibilities in the marketing and sales areas. From January 2003 to February 2005, Mr. Hirsch was the Senior Vice President and General Manager of the Reconstructive (total joint) Division of the orthopedics business. His last position with Smith & Nephew was President of the European Orthopedic business, with annual revenues in excess of $200 million. Mr. Hirsch spent 24 years in the orthopedic device industry, first with the Howmedica Division of Pfizer, Inc. where he held a variety of positions including Vice President of Sales and Marketing for the US Orthopedics business. Mr. Hirsch received a B.E.Sc. from the Johns Hopkins University and a M.S.I.A. from the Krannert School of Business at Purdue University.

Earl Douglas joined BioMimetic in May 2005 as General Counsel. Mr. Douglas has been a practicing attorney for almost 20 years, and has a strong background in intellectual property law. From January 2003 to April 2005 Mr. Douglas was self-employed as a legal consultant and completed projects for Smith & Nephew, Inc. and InterWest Partners, LP. Mr. Douglas served as Vice President and General Counsel of Spinal Dynamics Corporation from December 2001 to December 2002 and as Chief Patent Counsel from October 2000 to December 2001. Mr. Douglas was an intellectual property attorney for Smith & Nephew, Inc. from July 1995 to October 2000. Mr. Douglas received his J.D. from Columbia University and his B.S. in chemical engineering from the Massachusetts Institute of Technology.

Mark Citron joined BioMimetic in 2002 as our Senior Vice President, Regulatory Affairs & Quality Systems. Prior to joining BioMimetic in 2002, Mr. Citron spent three years at Osteotech, Inc. as Senior Director of Scientific Affairs in the area of tissue engineered medical products. From September 1996 to 1999, he served as Director of Development at Life Medical Sciences, Inc. Mr. Citron was Vice President of Quality Systems at Genzyme Corporation from December 1995 to 1996 and Vice President of Regulatory Affairs and Quality Systems at Genzyme Tissue Repair Division from January 1993 to December 1995. Mr. Citron worked at ConvaTec, Bristol-Myers Squibb as Director of Regulatory Affairs (Worldwide) from 1988 to January 1993; Johnson & Johnson Products as Manager of Medical/Regulatory Affairs from January 1984 to 1988 and the US Food and Drug Administration from June 1978 to December 1983.

Larry W. Papasan has been a director and Chairman of our board of directors since August 2005. Mr. Papasan has been a director of Smith & Nephew, Inc. since June 2002. From July 1991 until his retirement in May 2002, he served as President of Smith & Nephew Orthopaedics. Mr. Papasan has served as a member of the Board of Directors of Reaves Utility Income Fund since February 2003 and of Triumph Bank since April 2005.

Arnold I. Caplan, Ph.D., has been a director since March 2001. Since September 1969, Dr. Caplan has been a professor at Case Western Reserve University and presently serves as the Director of Skeletal Research Center and Professor of Biology and Pathology. Since 1996, Dr. Caplan has served as a consultant with and principal of aCa, LLC. Dr. Caplan received his Ph.D. from Johns Hopkins University Medical School and his B.S. in chemistry from the Illinois Institute of Technology. He is the past-president and founder of Skeletech, Inc. In addition, Dr. Caplan was the founder, Chief Scientific Officer and a member of the Board of Directors for Osiris Therapeutics, Inc.

Thomas Dyrberg, M.D., D.M.Sc., has been a director since May 2001. Dr. Dyrberg has served as a Partner at Novo A/S, a Denmark firm that provides capital for life science companies, since December 2000 and in various positions at Novo Nordisk A/S, a healthcare company specializing in the treatment of diabetes, prior to December 2000. Prior to joining Novo A/S, he served in research positions at the Hagedorn Research Institute, Gentofte, Denmark and the Scripps Research Institute, La Jolla, California. Dr. Dyrberg received both an M.D. and a D.M.Sc. degree from the University of Copenhagen.

Chris Ehrlich has been a director since October 2004. He is currently a Partner at InterWest Partners, a diversified venture capital firm, which he joined in August 2000. Before InterWest, Mr. Ehrlich was Director, Licensing & Business Development at Purdue Pharma, a private pharmaceutical firm based in Stamford, Connecticut. He has also worked in business development at Genentech, Inc., in venture capital at The U.S. Russia Investment Fund, and in biotechnology strategy development at LEK Consulting. Mr. Ehrlich earned his Bachelor's degree from Dartmouth College, cum laude and an M.B.A. from the J.L. Kellogg Graduate School of Management where he serves as an instructor and advisor to the Biotech Program. In addition to BioMimetic, he currently serves on the boards of QuatRx Pharmaceuticals, Carbylan BioSurgery, Inc., KAI Pharmaceuticals, TransOral Pharmaceuticals, Inc. and Xenon Pharmaceuticals.

Ann Hanham, Ph.D., has been a director since May 2001 and served on the scientific advisory board from March 2001 to January 2005. Dr. Hanham joined Burrill & Company LLC, a venture capital and merchant banking firm, in February 2000 and presently serves as Managing Director. Prior to joining Burrill & Company LLC, Dr. Hanham was Vice President of Clinical and Regulatory Affairs at InterMune Pharmaceuticals. Before that, Dr. Hanham was the Senior Director for Oncology Product Development at Otsuka Pharmaceuticals and the Medical Director for Celtrix Pharmaceuticals. She has also worked for Becton Dickinson in both regulatory and clinical affairs for their monoclonal antibody program, and as a regulatory toxicologist with the Health Protection Branch of Health and Welfare, Canada. Dr. Hanham holds a Ph.D. from the University of British Columbia, a M.Sc. from Simon Fraser University, and a B.Sc. from the University of Toronto. She is also Board Certified in Toxicology.

James G. Murphy has been a director since September 2005. Mr. Murphy has served as Senior Vice President, Finance and Administration, and as Chief Financial Officer, of Immunicon Corporation since September 2000. From April 1999 to September 2000, Mr. Murphy served as Immunicon's Vice President, Finance and Administration. From April 1998 to April 1999, he was a consultant providing financial services to various venture-backed health care companies. From March 1996 to April 1998, Mr. Murphy was Vice President, Finance and Administration, and Chief Financial Officer of Apollon, Inc., a biotechnology company engaged in the development of DNA-based vaccines. From 1988 to 1995, Mr. Murphy served as Vice President, Chief Financial Officer and as a director of Infopage, Inc., a publicly-held radio beeper company that operated throughout the US. From 1987 to 1988, Mr. Murphy was Corporate Controller and Treasurer of American Cellular Network Corporation, a publicly-traded company that operated cellular telephone systems in New Jersey and Delaware. He holds a B.S. in Accounting, cum laude, from Villanova University, and is a certified public accountant.

Douglas Watson has been a director since our inception. Mr. Watson's career spanned 33 years with Geigy/Ciba-Geigy/Novartis, in a variety of positions, including President of Ciba Pharmaceuticals Division from April 1986 to March 1996, President and Chief Executive Officer of Ciba-Geigy Corporation from April through December 1996 and President and Chief Executive Officer of Novartis Corporation from January 1997 through May 1999. In 1999, Mr. Watson founded Pittencrieff Glen Associates, a private management consulting company. In addition to BioMimetic, he has served as the chairman of OraSure Technologies Inc. since March 2003 and as a director since April 2002. He has served as the chairman of Javelin Pharmaceuticals, Inc. since June 2003 and as a director since March 2001. He currently serves as a director on the boards of Engelhard Corporation since 1991, Dendreon Corporation since March 2000, Genta Inc. since April 2002, BioElectronics Inc. since November 2002 and

InforMedix Inc. since March 2002. Mr. Watson holds an M.A. degree in pure mathematics from Churchill College, Cambridge University, and is a member of the Chartered Institute of Management Accountants.

Board Composition

Our board of directors is comprised of eight directors and currently is divided into three classes of directors. Following this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Drs. Dyrberg and Hanham and Mr. Ehrlich will serve in the class of directors whose terms will expire at our 2006 annual meeting; Dr. Caplan and Mr. Watson will serve in the class of directors whose terms will expire at our 2007 annual meeting; and Dr. Lynch and Messrs. Murphy and Papasan will serve in the class of directors whose terms will expire at our 2008 annual meeting. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.

Board Committees

Audit Committee

The members of our audit committee are Messrs. Ehrlich and Murphy and Dr. Dyrberg. Mr. Murphy, who chairs the committee, has been determined by the board of directors to be an "audit committee financial expert" as defined by the SEC. Dr. Dyrberg does not fall under the safe harbor provision of the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934 since he is expected to beneficially own more than 10% of our voting power upon completion of this offering. We intend to comply with the applicable rules of the SEC and Nasdaq regarding the composition and independence of the audit committee and will appoint a new audit committee member.

Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors' qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors, Ernst & Young LLP, and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Erlich, Papasan and Watson. Mr. Ehrlich chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Governance Committee

The members of our nominating and governance committee are Drs. Caplan, Dyrberg and Hanham. Dr. Hanham chairs the committee. Our nominating and governance committee:

•	identifies and recommends nominees for election to our board of directors;

•	develops and recommends to our board of directors our corporate governance principles; and

•	oversees the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

Dr. Lynch is the only executive officer that serves as a member of our board of directors. None of our executive officers serves on the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

Directors who are employees of ours or one of our 5% or greater stockholders are not compensated for their services. We provide the following compensation to each of our non-employee directors.

Each of our directors receives an annual fee of $20,000 for his or her service as a director. We pay an additional annual fee of $10,000 to the chairman of the board of directors and the chairman of the audit committee and an additional annual fee of $5,000 to the chairman of the compensation committee and the chairman of the nominating and governance committee. Each of our directors also receives $1,500 for each board meeting attended in person, $750 for each board meeting attended by telephone, and $500 for each committee meeting (in person or telephone; with a maximum of six per year). The maximum total annual attendance fees is $10,000.

Each of our directors, on the date the director is first elected or appointed to the board of directors, will automatically be granted an option to acquire 0.09% of our outstanding shares of common stock on a fully diluted basis on the date of the grant. The initial grant will vest over three years. In addition, upon re-election each year, each director will receive an automatic grant of options to acquire 0.02% of our outstanding shares of common stock on a fully diluted basis on the date of the grant, which will vest immediately upon issuance.

Prior to August 2005, two of our directors, Dr. Caplan and Mr. Watson, each was awarded options to purchase 750 shares of our common stock for each board meeting attended in person. Each of them also was awarded options to purchase 375 shares of our common stock for participating in meetings of the board of directors or committees of the board of directors via teleconference. As of March 31, 2006, Dr. Caplan has been awarded options to purchase 27,740 shares of our common stock, of which 100% are fully vested and Mr. Watson has been awarded options to purchase 36,190 shares of our common stock. Mr. Watson exercised 15,000 options in September 2005 and 1,000 options in January 2006. 100% of Mr. Watson's remaining 20,190 options are fully vested.

Please see "Certain Relationships and Related Party Transactions—Agreements with Directors and Officers" for a discussion of other arrangements relating to compensation of our directors.

Executive Compensation

The following table sets forth the compensation paid or accrued during the years ended December 31, 2005, 2004 and 2003 to our chief executive officer and to our four other most highly compensated executive officers. We refer to these officers collectively as our named executive officers.

SUMMARY COMPENSATION TABLE

		Annual compensation				Long-term compensation
Name and principal position	Year	Salary	Bonus	Other annual compensation		Shares underlying options (1)	All other compensation
Samuel E. Lynch, D.M.D., D.M.Sc., Chief Executive Officer	2005	$268,000	$101,000	$810	(5)	—	$—
	2004	264,808	77,000	—		102,000	—
	2003	233,269	91,250	—		—	—
Larry Bullock, Chief Financial Officer(2)	2005	200,000	21,000	154	(6)	—	—
	2004	188,462	1,015	—		112,500	—
Charles E. Hart, Ph.D., Chief Scientific Officer and Vice President(3)	2005	200,000	41,000	—		30,000	—
	2004	159,923	1,041	15,894	(7)		—
	2003	—	—	—		82,500	—
Steven N. Hirsch, Chief Operating Officer and Executive Vice President, Orthopedics(4)	2005	127,275	50,000	33,759	(7)	236,523	—
Mark Citron, Vice President, Regulatory Affairs and Quality Systems	2005	185,000	31,000	769	(6)	15,000	—
	2004	171,346	16,186	—		7,500	—
	2003	159,380	—	—		7,500	—

(1)	Gives effect to the 1.5 for one stock split that will occur prior to the completion of this offering.

(2)	Mr. Bullock joined BioMimetic in January 2004.

(3)	Dr. Hart joined BioMimetic in December 2003. Dr. Hart was awarded stock options in 2003 and received his first payment of salary in 2004.

(4)	Mr. Hirsch joined BioMimetic in July 2005.

(5)	Represents $310 in automobile usage and an overpayment of $500 in connection with a retroactive pay adjustment.

(6)	Represents overpayment in connection with a retroactive pay adjustment.

(7)	Represents nonqualified moving expenses.

Stock Options

The following table contains information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2005, giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering.

Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the SEC and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual grants					Potential realizable value at assumed annual rates of stock price appreciation for option term(1)
	Number of securities underlying options granted(#)		Percent of total options granted to employees in fiscal year	Exercise price per share	Expiration date
						5%($)	10%($)
Samuel E. Lynch, D.M.D., D.M.Sc.	—		—	—	—	—	—
Larry Bullock	—		—	—	—	—	—
Charles E. Hart, Ph.D.	30,000	(2)	7%	$3.63	3/17/10	328,582	418,076
Steven N. Hirsch	236,523	(3)	54%	3.63	7/5/10	2,590,576	3.296,153
Mark Citron	15,000	(2)	3%	3.63	3/17/10	164,292	209,038

(1)	The dollar amounts under these columns are the result of calculations at rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using the initial public offering price of $12.00 per share, the midpoint of the expected price range shown on the cover page of this prospectus, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(2)	25% of the options vest on each of March 17, 2006, 2007, 2008 and 2009.

(3)	25% of the options vest on each of July 5, 2006, 2007, 2008 and 2009.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information about the number of shares of our common stock issued upon option exercises by our named executive officers during the year ended December 31, 2005, and the value realized by our named executive officers, on a post-stock split basis. The table also provides information about the number and value of options held by our named executive officers at December 31, 2005, on a post-stock split basis.

Name	Shares acquired on exercise(#)	Value realized	Number of securities underlying unexercised options at December 31, 2005			Value of unexercised in-the-money options at December 31, 2005
			Exercisable		Unexercisable	Exercisable	Unexercisable
Samuel E. Lynch, D.M.D., D.M.Sc.	—	—	186,000	(1)	51,000	$2,017,400	$435,200
Larry Bullock	—	—	45,000		67,500	410,700	616,050
Charles E. Hart, Ph.D.	—	—	30,000		82,500	251,000	752,950
Steven N. Hirsch	—	—	—		236,523	—	1,978,909
Mark Citron	—	—	78,750		33,750	812,450	325,500

(1)	Dr. Samuel E. Lynch exercised 135,000 options in January 2006.

There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of December 31, 2005 equal to the initial public offering price of $12.00 per share, the midpoint of the expected price range shown on the cover page of this prospectus, less the aggregate exercise price.

Employment Agreements

Dr. Lynch.    Dr. Lynch's employment agreement was entered into on November 30, 2004, and was amended on December 1, 2004. Dr. Lynch's employment agreement has a three-year term and may be extended for additional one-year periods by us and Dr. Lynch. Dr. Lynch received an annual base salary of $268,000 for 2005, which is subject to increase according to the policies and practices we may adopt from time to time and at the discretion of our board of directors. In addition to providing for an annual base salary and employee benefits, Dr. Lynch is eligible for a discretionary annual incentive cash bonus as determined by our compensation committee and based on satisfactory performance of goals set mutually by our board of directors and Dr. Lynch. The employment agreement also provides for a grant of options to purchase 68,000 shares of our common stock at an exercise price of $5.20 per share, 50% of which vested upon our receipt of FDA approval of GEM 21S in November 2005. The remaining 50% will vest upon our receipt of EU approval of GEM 21S (provided that such approval has been received on or before May 15, 2008). If not otherwise vested, the remaining 34,000 options will vest on December 1, 2009. In January 2006, Dr. Lynch was granted options to purchase 35,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

If within three months before or 12 months following a "change in control" of our company we terminate Dr. Lynch's employment without cause or Dr. Lynch terminates his employment for good reason, or if within 12 months following a "change in control" of our company we elect not to renew his employment agreement, we are obligated to pay Dr. Lynch a lump sum payment equal to 100% of his annual base salary and most recent annual bonus and incentive award and 100% of Dr. Lynch's unvested equity rights in our company will immediately vest. In addition, if Dr. Lynch agrees not to solicit any of our then-current customers or employees for a period of 12 months following such termination or resignation, we are obligated to pay Dr. Lynch a lump sum payment equal to 12 months of his base salary plus an amount equal to 100% of his most recent annual bonus and incentive award.

A "change in control" under Dr. Lynch's agreement will occur upon (1) the consummation of a tender offer for the ownership of more than 50% of our outstanding voting securities, (2) a merger in which our stockholders prior to the merger own less than 50% of the voting securities of the surviving entity, (3) the sale of all or substantially all of our assets or (4) a person acquiring more than 50% of our outstanding voting securities.

Dr. Lynch's entitlement to any severance benefits is conditioned upon the execution by us and Dr. Lynch of a mutual general release of claims and the resignation of Dr. Lynch from all of his positions with us and our affiliates other than his position as a member of our board of directors.

Mr. Bullock.    Mr. Bullock's employment agreement was effective as of December 18, 2003 and continues through January 31, 2008. Mr. Bullock received an annual base salary of $200,000 in 2005, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Bullock's employment agreement provides, among other things, that he will be eligible for a discretionary annual incentive bonus consisting of options to purchase up to 1,250 shares of our common stock (with the aggregate of all annual bonus stock options not to exceed 5,000 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Bullock and the chief executive officer's evaluation of Mr. Bullock's performance. In January 2004, we granted Mr. Bullock options to purchase 75,000 shares of our common stock pursuant to the terms of his employment agreement. In January 2006, Mr. Bullock was granted options to purchase 25,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Dr. Hart.    Dr. Hart's employment agreement was effective as of December 8, 2003 and continues through January 31, 2008. Under the agreement, Dr. Hart received an annual base salary of $200,000 in 2005, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Dr. Hart's employment agreement provides, among other things, that he will be eligible for a discretionary annual bonus consisting of a cash bonus of up to $15,000 and options to purchase up to 5,000 shares of our common stock (with the aggregate of all such annual bonus stock options not to exceed options to purchase up to 20,000 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Dr. Hart and the chief executive officer's evaluation of Dr. Hart's performance. In December 2003, we granted Dr. Hart options to purchase 55,000 shares of our common stock. In March 2005, we granted Dr. Hart options to purchase 20,000 shares of our common stock. All option grants were pursuant to the terms of his employment agreement. In January 2006, Dr. Hart was granted options to purchase 20,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Mr. Hirsch.    Mr. Hirsch's employment agreement was effective as of July 5, 2005 and continues through July 5, 2009. Under the agreement, Mr. Hirsch received an annual base salary of $265,000 in 2005, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Hirsch also received a one-time signing bonus of $50,000 90 days' following the effective date of the agreement. Mr. Hirsch's employment agreement provides, among other things, that he will be eligible for a discretionary annual incentive bonus of up to 40% of his base salary, based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Hirsch and our chief executive officer's evaluation of Mr. Hirsch. Mr. Hirsch is guaranteed to receive a prorated bonus for the first nine months of his employment with us. In July 2005, we granted Mr. Hirsch options to purchase 157,682 shares of our common stock, pursuant to the terms of his employment agreement. In January 2006, Mr. Hirsch was granted options to purchase 5,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Mr. Citron.    Mr. Citron's employment agreement was effective as of June 6, 2002 and continues through June 1, 2006. Under the agreement, Mr. Citron received an annual base salary of $185,000 in 2005, subject to review each fiscal period and to increase according to the policies and practices we may adopt from time to time. Mr. Citron's employment agreement provides, among other things, that he will be eligible for a discretionary annual incentive bonus consisting of options to purchase shares of our common stock (with the aggregate of all such annual bonus stock options not to exceed options to purchase 20,000 shares of our common stock), based on satisfactory performance of specific milestones set mutually by our chief executive officer and Mr. Citron and the chief executive officer's evaluation of Mr. Citron's performance. In June 2002, we granted Mr. Citron options to purchase 55,000 shares of our common stock. In June 2003, we granted Mr. Citron options to purchase 5,000 shares of our common stock. In November 2004, we granted Mr. Citron options to purchase 5,000 shares of our common stock. In March 2005, we granted Mr. Citron options to purchase 10,000 shares of our common stock. All option grants were pursuant to the terms of his employment agreement. In January 2006, Mr. Citron was granted options to purchase 10,000 shares of our common stock. The options will vest 25% on January 1, 2007, January 1, 2008, January 1, 2009 and January 1, 2010.

Under each of the employment agreements described above, if we terminate the executive's employment without cause or due to a disability, or elect not to renew his employment, he will be entitled to continue to receive his salary and benefits for between two and eighteen months.

Drs. Lynch and Hart and Messrs. Bullock, Citron and Hirsch may not disclose non-public information relating to us and may not engage in competitive activities in the area of health-care services during the terms of their respective employment and for 12 months thereafter. Each of Messrs. Bullock, Citron and Hirsch and Dr. Hart may not solicit any of our employees for a period of 12 months following the termination of each such person's employment for any reason.

Stock Option and Other Compensation Plans

2001 Long-term Stock Incentive Plan

Our 2001 long-term stock incentive plan was adopted by our board of directors in 2001. The plan provides for the grant of incentive options, non-qualified stock options, stock appreciation rights (or SARs), stock units, restricted stock, restricted stock units, performance units and performance shares awards. A maximum of 1,388,750 shares of common stock remain reserved for issuance under our 2001 long-term stock incentive plan. As of March 31, 2006, options to purchase 976,972 shares are outstanding. In March 2006, we and our stockholders approved an "evergreen" provision to our stock option plans that allows for an automatic increase, to occur on January 1 of each year, of the aggregate pool of stock options available under these plans. The aggregate pool of stock reserved for issuance under the plan shall in no event exceed 17% of the then outstanding capital stock.

In accordance with the terms of the 2001 long-term stock incentive plan, our board of directors has authorized the compensation committee of our board of directors to administer the 2001 long-term stock incentive plan. In accordance with the provisions of the 2001 long-term stock incentive plan, the committee selects the recipients of awards and determines:

•	the number of shares of common stock covered by options or SARs and the dates upon which the options or SARs become exercisable;

•	the exercise price of options or SARs;

•	the duration of options or SARs;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms, conditions, restrictions and contingencies of such awards, including whether such awards are intended to be "performance-based compensation" as that term is used in Section 162(m) of the Code.

If at any time during the term of employment or within two years thereafter, a participant in our 2001 long-term stock incentive plan engages in any detrimental activity, which includes (1) violating the non-compete or non-solicitation provisions of the plan, (2) disclosure of confidential information, (3) failure to assign intellectual property rights, (4) a termination of employment for cause, (5) a violation of company rules, (6) a guilty plea or verdict including a crime involving financial impropriety or moral turpitude or (7) any conduct detrimental to us, all of the participant's awards under our 2001 long-term stock incentive plan terminate, we may repurchase any stock issued upon exercise of such participant's awards at the price paid by the participant and the participant will pay to us any gain realized by such participant from any award.

Upon the occurrence of a corporate transaction under our 2001 long-term stock incentive plan (including without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the committee may adjust any award under our 2001 long-term stock incentive plan to preserve the benefits or potential benefits of the awards.

As of March 31, 2006, there were awards to purchase 976,972 shares of common stock outstanding under our 2001 long-term stock incentive plan and an additional 111,250 shares of common stock were issued upon the exercise of stock options.

2005 Employee Stock Purchase Plan

In September 2005, we and our stockholders approved the 2005 employee stock purchase plan, to become effective upon completion of this offering. Our employee stock purchase plan provides employees of ours or of our subsidiary with an opportunity to purchase our common stock. The employee stock purchase plan will terminate in 2015 unless sooner terminated by us. The employee stock purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

The maximum number of shares of our common stock which may be made available for sale under the employee stock purchase plan is 200,000 shares, subject to adjustment in the event of changes in our capitalization, our dissolution, liquidation or merger or sale of all or substantially all of our assets.

Any person who is employed as an employee of ours or of our subsidiary on the first trading day of each offering period is eligible to participate in the employee stock purchase plan; provided that no employee will be permitted to purchase stock:

•	if immediately after the grant, the employee would own stock and/or hold outstanding options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of our stock or of any subsidiary; or

•	in an amount which exceeds $25,000 of fair market value of all stock purchased by such employee under all of our employee stock purchase plans for each calendar year in which the option is outstanding at any time.

The employee stock purchase plan shall be administered by our board of directors who may in turn delegate the authority to administer the employee stock purchase plan to a committee.

The employee stock purchase plan employs a series of offering periods. We have designated the period of approximately three months, beginning on the first trading day on or after each of January 1, April 1, July 1 and October 1 of each year as the periods during which an option to acquire stock may be granted and exercised. Notwithstanding the foregoing, the first offering period shall begin on the first trading day of the first January 1, April 1, July 1 or October 1 to occur after the closing of this initial public offering.

Each eligible employee will have the option to elect to have payroll deductions made on each pay date during the offering period in an amount not more than 15% of his or her compensation on each pay date during the offering period. At the commencement of each offering period, each eligible employee opting to participate during the offering period will be granted an option to purchase on the exercise date (the last day on which national stock exchanges and Nasdaq are open for trading) of such specific offering period that number of shares of common stock determined by dividing the particular employee's payroll deductions accrued prior to the exercise date and retained in the employee's account by the applicable purchase price. The purchase price will be 85% of the fair market value of a share of our common stock on the first trading day or the exercise date of the current offering period, whichever is lower.

Unless an employee withdraws from the employee stock purchase plan, his or her option for the purchase of shares will be exercised automatically on the exercise date and the maximum number of full shares subject to the option will be purchased for him or her at the applicable purchase price with the accumulated payroll deductions in his or her account.

An employee may choose to withdraw all, but not less than all, of the payroll deductions credited to his or her account and not yet used to exercise his or her option under the employee stock purchase plan at any time by giving written notice to us. An employee's withdrawal of funds and from participation during an offering period will not have any effect upon his or her eligibility to participate in a succeeding offering period.

In the event of our proposed dissolution or liquidation, an offering period then in progress will be shortened and will terminate immediately prior to the consummation of the proposed liquidation or dissolution, unless provided otherwise by our board of directors. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation with or into another corporation, the successor corporation will assume each option outstanding under the employee stock purchase plan or offer an equivalent substitution unless the board determines to shorten the offering period then in progress by setting a new exercise date, in lieu of such assumption or substitution.

Our board of directors has the authority to make adjustments to the number of shares reserved for the employee stock purchase plan or to the price per share covered by outstanding options, as may be necessary in the event of a merger or consolidation, or a reorganization, recapitalization, rights offering or other increase or reduction of shares of our outstanding common stock.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will limit the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our amended and restated certificate of incorporation will provide that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions will not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information. The sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Placements

Series A

In March and June 2001, we issued and sold to investors an aggregate of 1,121,372 shares of Series A redeemable, convertible preferred stock at a purchase price of $3.79 per share for an aggregate of $4.25 million, less issuance costs of $0.20 million.

In May 2002, we issued and sold 1,026,570 shares of Series A redeemable, convertible preferred stock at a purchase price of $4.14 per share to an investor for an aggregate of $4.25 million, less issuance costs of $0.08 million.

In addition, in March 2001, we issued warrants to purchase 16,330 shares of Series A redeemable, convertible preferred stock at a purchase price of $3.79 per share. In March 2004, the warrants were exercised and 16,330 shares of Series A redeemable, convertible preferred stock were issued for an aggregate of $0.06 million.

Series B

In May 2003, we issued and sold an aggregate of 695,410 shares of Series B redeemable, convertible preferred stock at a purchase price of $7.19 per share to investors for an aggregate of $5.0 million, less issuance costs of $0.05 million. On June 30, 2003, we issued 69,541 shares of Series B redeemable, convertible preferred stock to ZymoGenetics in lieu of a $500,000 payment of a milestone under our license agreement.

Series C

In October 2004, we issued and sold an aggregate of 2,177,263 shares of Series C redeemable, convertible preferred stock at a purchase price of $11.81 per share to investors for an aggregate of $25.7 million, less issuance costs of $1 million. In April 2005, we issued and sold an aggregate of 998,737 shares of Series C redeemable, convertible preferred stock at a purchase price of $11.81 per share to investors for an aggregate of $11.8 million, less issuance costs of $0.6 million. In June 2005, we issued 42,337 shares of Series C redeemable, convertible preferred stock to ZymoGenetics in lieu of a $500,000 payment of a milestone under our license agreement.

Purchasers of our redeemable, convertible preferred stock and warrants, included, among others, our officers, directors and 5% stockholders or entities affiliated with them. The following table presents the number of shares purchased by each of these related parties.

	Shares of redeemable, convertible preferred stock
Name(1)	Series A-1	Series A-2	Series B	Series C
Burrill Biotechnology Capital Fund, L.P.	527,704	483,092	261,801	296,359
Novo A/S, Denmark	263,852	241,546	130,901	492,116
Holden Ventures III W, L.P.	131,926	120,773	65,450	—
Holden Ventures III C, L.P.	65,963	60,386	32,726	84,674
Holden Ventures III D, L.P.	131,926	120,773	65,450	103,302
Memphis Biomed Ventures I, L.P.			139,082	84,674
ZymoGenetics, Inc.			69,541	42,337
InterWest Partners VIII, L.P.				571,795
InterWest Investors VIII, L.P.				4,564
InterWest Investors Q VIII, L.P.				16,359
CMEA Ventures Life Sciences 2000, L.P.				168,310
CMEA Ventures Life Sciences 200, Civil Law Partnership				10,121
CMEA Ventures VI, L.P.				322,113
CMEA Ventures VI, GmbH & Co. K.G.				7,500
Dr. Jeffrey Hollinger				8,467
Dr. Michael Ehrlich				2,117
Noro-Moseley Partners V, L.P.				338,696
Pinto Technology Ventures, LLP				338,696
Axiom Ventures Partners III, L.P.				148,180
HSS Ventures, Inc.				10,585

(1)	See "Principal Stockholders" for additional information related to beneficial ownership of our shares.

In each of these redeemable, convertible preferred stock financings, we entered into various stockholder agreements with the holders of our redeemable, convertible preferred stock relating to voting rights with respect to directors, registration rights, information rights and rights of first refusal, among other things.

These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our second amended and restated information and registration rights agreement more fully described in "Description of Capital Stock— Registration Rights."

Agreements with Directors and Officers

Director Compensation

Please see "Management—Director Compensation" for a discussion of options granted to our non-employee directors.

Intellectual Property

Dr. Lynch, our President and Chief Executive Officer, was a professor at Harvard University and in such position was the co-inventor of certain intellectual property. As part of Dr. Lynch's employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. We currently have a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. To date, Harvard has paid to Dr. Lynch a total of $419,643 with respect to the intellectual property licensed to us as compensation to Dr. Lynch as the co-inventor of the intellectual property that we license from Harvard, and additional payments may be due in the future.

Lease Agreement

In April 2004, we entered into a lease agreement, as amended in July 2005, with Noblegene Development LLC for our approximately 23,000 square foot headquarters in Franklin, Tennessee. Under the terms of the lease, we pay Noblegene monthly rent of $33,756.04, as adjusted, plus additional proportionate operating and insurance costs. The initial term of the lease continues until 2012. Under the terms of the lease, we agreed to indemnify Noblegene under specific circumstances. As of March 31, 2006, we have a receivable of $106,831 from Noblegene related to certain reimburseable build out costs. Dr. Lynch, our President and Chief Executive Officer, owns fifty percent of the interests in Noblegene. To date, Dr. Lynch has not received any amounts from us for the lease because Noblegene has operated at a loss and has not made any distributions of profits to its members. Dr. Lynch will not receive any amounts from us for the lease unless and until Noblegene distributes profits to its members.

Consulting Agreement with Arnold Caplan

In February 2002, we entered into a consulting agreement with Arnold Caplan, a member of our board of directors, under which Dr. Caplan provides consulting services to us relating to the non-clinical and clinical development of our products and our interactions and filings with the FDA. The consulting agreement terminates on February 18, 2007. Under the terms of the agreement, Dr. Caplan provides consulting services to us at the rate of $350 per hour, up to a maximum of $2,800 per day. During 2004, we paid Dr. Caplan $26,875 under this consulting agreement. Under the agreement, Dr. Caplan is subject to an obligation (1) not to disclose non-public information relating to our company during the term of his consultancy and for 60 days thereafter, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of our company for a period of 12 months following the termination of his consultancy for any reason.

Consulting Agreement with Case Western Reserve University

In September 2003, we entered into an agreement with Case Western Reserve University, or Case Western, to conduct certain research in bone cell growth to be directed by Dr. Caplan, a member of our board of directors and a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project. An additional $5,000 was paid in October 2005. We and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

Agreement with Leslie Wisner-Lynch

In April 1999, we entered into a consulting agreement with Dr. Leslie Wisner-Lynch, D.D.S., D.M.Sc., the wife of Dr. Lynch, our President and Chief Executive Officer, under which Dr. Wisner-Lynch provided consulting services to us relating to the non-clinical and clinical development of our products, among other duties. We paid Dr. Wisner-Lynch for her consulting services $109,168, $104,388 and $116,108 during the years ended December 31, 2005, 2004 and 2003, respectively. In 2006, we paid Dr. Wisner-Lynch $33,950 for her consulting services. In March 2006, Dr. Wisner-Lynch became a part-time employee of BioMimetic, and her consulting agreement was terminated. Dr. Wisner-Lynch receives an annual base salary of $100,000 but, as a part-time employee, is not eligible to receive benefits. Her employment is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the Board of Directors.

Executive Compensation and Employment Agreements

Please see "Management—Executive Compensation," "—Stock Options" and "—Stock Option and Other Compensation Plans" for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under "Management—Employment Agreements."

Indemnification

Our certificate of incorporation that will be in effect upon completion of this offering will provide for the indemnification of our directors and officers in most circumstances, to the extent permitted by the Delaware General Corporation Law. Please see "Management—Limitation of Liability and Indemnification of Officers and Directors."

Participation in Directed Share Program

We expect that our directors, officers, employees and other individuals associated with us and members of their respective families and friends will purchase an aggregate of up to 200,000 shares in the directed share program. Please see "Underwriting—Directed Share Program" for more information regarding the directed share program.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2006 by:

•	each of our directors;

•	each of our executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

The column entitled "Number of shares beneficially owned" gives effect to the 1.5 for one stock split that will occur prior to the completion of this offering but does not give effect to any shares of common stock that may be acquired by such person in this offering. The column entitled "Percentage of shares beneficially owned—Before offering" is based on 7,311,580 shares of common stock outstanding as of March 31, 2006, assuming conversion of all outstanding shares of redeemable, convertible preferred stock, but assuming no exercise of outstanding options. The column entitled "Percentage of shares beneficially owned—After offering" is based on 15,467,370 shares of common stock to be outstanding after this offering, including the 4,500,000 shares that we are selling in this offering, not giving effect to shares that may be acquired by such person in this offering but giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering. Certain of our principal stockholders may acquire shares in this offering.

For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2006 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o BioMimetic Therapeutics, Inc., 389-A Nichol Mill Lane, Franklin, Tennessee 37067.

		Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering
Five percent stockholders:
Burrill Biotechnology Capital Fund, L.P.(1) One Embarcadero Center, Suite 2700 San Francisco, CA 94111-3776	2,353,434	21.5%	15.2%
Novo A/S, Denmark(2) Krogshoejvej 41, DK-2880 Bagsvaerd, Denmark	1,692,623	15.4%	10.9%
Holden Capital, LLC(3) 6300 Syracuse Way, Suite 484 Englewood, CO 80111	1,475,025	13.4%	9.5%
InterWest Management Partners VIII, LLC(4) 2710 Sand Hill Road, Second Floor Menlo Park, CA 94025	889,078	8.1%	5.7%
CMEA Ventures(5) One Embarcadero Center, Suite 3250 San Francisco, CA 94111	762,067	6.9%	4.9%

		Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering
Directors and executive officers:
Samuel E. Lynch, D.M.D., D.M.Sc.(6)	1,461,000	13.3%	9.4%
Larry Bullock(7)	67,500	*	*
Charles E. Hart, Ph.D.(8)	52,500	*	*
Steven N. Hirsch	—	—	—
Earl Douglas	—	—	—
Mark Citron(9)	82,500	*	*
Arnold I. Caplan, Ph.D.(10)	41,610	*	*
Thomas Dyrberg, M.D., D.M.Sc.(11)	1,692,623	15.4%	10.9%
Chris Ehrlich(12)	889,078	8.1%	5.7%
Ann Hanham, Ph.D.(13)	2,353,434	21.5%	15.2%
James G. Murphy	—	—	—
Larry W. Papasan	7,661	*	*
Douglas Watson(14)	54,285	*	*
All directors and executive officers as a group (13 persons)	—	59.3%	42.4%

*	Less than 1%.

(1)	Burrill & Company (Biotechnology GP), LLC is the general partner of Burrill Biotechnology Capital Fund, L.P. The Managing Member of Burrill & Company (Biotechnology GP), LLC (G. Steven Burrill) and Managing Directors of Burrill & Company LLC (Ann Hanham, John Kim, Roger Wyse and Giovanni Ferrara) share voting and investment control over the shares owned by Burrill Biotechnology Capital Fund, L.P. Each of them disclaims beneficial ownership of the shares held by Burrill Biotechnology Capital Fund, L.P. except to the extent of any pecuniary interest therein.

(2)	Novo A/S is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation. The members of the Board of Directors of Novo Nordisk Foundation are: Ulf J. Johansson, Jorgen Boe, Bo Ahren, Niels Borregaard, Hans Ejvind Hansen, Ulla Morin, Soren Thuesen Pedersen, Stig Strobaek and Mads Ovlisen. The members of the Board of Directors of Novo A/S are: Ulf J. Johansson, Jorgen Boe, Kurt Anker Nielsen and Hans Werdelin.

(3)	Includes 365,624 shares owned by Holden Ventures IIIC, L.P., 632,177 shares owned by Holden Ventures IIID, L.P. and 477,224 shares owned by Holden Ventures IIIW, L.P. Holden Capital, L.L.C. is the general partner of each of the foregoing entities. Michael Block is a general partner of Holden Capital, L.L.C. and has voting and/or dispositive power over the shares held by Holden Ventures IIIC, L.P., Holden Ventures IIID, L.P. and Holden Ventures IIIW, L.P. Mr. Block disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein.

(4)	Includes 857,693 shares owned by InterWest Partners VIII, L.P., 6,846 shares owned by InterWest Investors VIII, L.P., and 24,539 shares owned by InterWest Investors Q VIII L.P. InterWest Management Partners VIII, LLC is the General Partner of each of the foregoing entities. The Managing Directors (Stephen C. Bowsher, Harvey B. Cash, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Gilbert H. Kliman, Arnold L. Oronsky, Thomas L. Rosch and Michael B. Sweeney) and Venture Members (John C. Adler, Chris Ehrlich and H. Ronald Nash) of InterWest Management Partners VIII, LLC have shared voting and investment control over the shares owned by each of the foregoing entities. Each of the Managing Directors and Venture Members disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein.

(5)	Includes 252,465 shares owned by CMEA Ventures Life Sciences 2000, L.P., 15,182 shares owned by CMEA Ventures Life Sciences 2000 Civil Law Partnership, 483,170 shares owned by CMEA Ventures VI, L.P. and 11,250 shares owned by CMEA Ventures VI, GmbH & Co. K.G. CMEA Ventures LS Management 2000, L.P. is the General Partner of CMEA Ventures Life Sciences 2000, L.P. and CMEA Ventures Life Sciences 2000 Civil Law Partnership. The General Partners of CMEA Ventures LS Management 2000, L.P. (David J. Collier, M.D., Thomas R. Baruch, and Karl D. Handelsman) have shared voting and investment control over the shares owned by CMEA Ventures Life Sciences 2000, L.P. and CMEA Ventures Life Sciences 2000 Civil Law Partnership. Each of the General Partners disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein.

CMEA Ventures VI Management, L.P. is the General Partner of CMEA Ventures VI, L.P. and CMEA Ventures VI, GmbH & Co. K.G. The General Partners of CMEA Ventures VI Management, L.P. (David J. Collier, M.D., Thomas R. Baruch, James F. Watson, Faysal A. Sohail, and Karl D. Handelsman) have shared voting and investment control over the shares owned by CMEA Ventures VI, L.P. and CMEA Ventures VI, GmbH & Co. K.G. Each of the General Partners disclaims beneficial ownership of the shares held by the entities except to the extent of any pecuniary interest therein.

(6)	Includes options to purchase 51,000 shares of common stock.

(7)	Includes options to purchase 67,500 shares of common stock.

(8)	Includes options to purchase 52,500 shares of common stock.

(9)	Includes options to purchase 82,500 shares of common stock.

(10)	Includes options to purchase 41,610 shares of common stock.

(11)	Includes 1,692,623 shares owned by Novo A/S. Dr. Dyrberg is a partner of Novo A/S. Dr. Dyrberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S.

(12)	Includes 889,078 shares beneficially owned by InterWest Management Partners VIII, LLC. See Note 2. Mr. Ehrlich is a Venture member of InterWest Management Partners VIII, LLC and he disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(13)	Includes 2,353,434 shares owned by Burrill Biotechnology Capital Fund, L.P. Dr. Hanham is a managing director of Burrill & Company LLC, which is a member of Burrill & Company (Biotechnology GP), LLC, the general partner of Burrill Biotechnology Capital Fund, L.P. Dr. Hanham disclaims beneficial ownership of the shares owned by Burrill Biotechnology Capital Fund, L.P., except to the extent of her pecuniary interest arising as a result of her affiliation with Burrill & Company LLC.

(14)	Includes options to purchase 30,285 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws that will be in effect upon the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will remain undesignated.

As of March 31, 2006, we had issued and outstanding:

•	1,164,020 shares of common stock, held by seven stockholders of record;

•	2,164,272 shares of Series A redeemable, convertible preferred stock;

•	764,951 shares of Series B redeemable, convertible preferred stock; and

•	3,218,337 shares of Series C redeemable, convertible preferred stock.

Upon the completion of this offering, all of the outstanding shares of our redeemable, convertible preferred stock will automatically convert into a total of 6,147,560 shares of our common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors or a committee thereof is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2006, options to purchase 976,972 shares of our common stock at a weighted average exercise price of $4.56 per share were outstanding.

Registration Rights

Following the completion of this offering, stockholders holding approximately 6,200,330 shares of our common stock, which includes shares issued upon conversion of our redeemable, convertible preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

Demand Registration Rights

At any time beginning no earlier than 180 days after the effective date of the registration statement filed with respect to this offering, our stockholders who previously held redeemable, convertible preferred stock have the right, on up to two occasions, to demand that we register shares of common stock under the Securities Act, subject to certain limitations, including that (1) the aggregate amount of common stock to be sold under the registration statement equal at least 20% of the then outstanding shares subject to these registration rights or (2) the aggregate offering price to the public, less any selling expenses, equal at least $3,000,000.

Form S-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3, our stockholders who previously held redeemable, convertible preferred stock may require us to file a registration statement on Form S-3, provided that the aggregate offering price to the public, less any selling expenses, equal at least $1,000,000. However, we shall not be required to effect more than two registrations on Form S-3 in any 12-month period. All demand registration rights, whether affected on a Form S-3 or any other form, are further subject to the right of the underwriters of an offering to limit the number of shares included in the registration.

"Piggyback" Registration Rights

In addition, Harvard and our stockholders who previously held redeemable, convertible preferred stock are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event we propose to register any shares of common stock under the Securities Act either for our account, or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of the registration and to include shares in any such registration, subject to limitations. Piggyback registration rights of our stockholders who previously held redeemable, convertible preferred stock also are subject to the right of the underwriters of an offering to limit the number of shares included in the registration.

Expenses of Registration

All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

Expiration of Registration Rights

The registration rights of our stockholders who previously held redeemable, convertible preferred stock described above will expire, with respect to each holder, on the earlier of (1) the date five years after the closing date of this offering and (2) following the completion of this offering, upon the security holder holding less than 1% of the outstanding common stock if the holder is eligible to sell all of its shares subject to these registration rights under Rule 144 of the Securities Act within any 90-day period without volume limitations, or under Rule 144(k) altogether.

Antitakeover Provisions

We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market

Our common stock has been approved for quotation on The Nasdaq National Market, subject to notice of issuance, under the symbol "BMTI."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse (180 days after the date of this prospectus, in many cases) could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, 15,467,370 shares of common stock will be outstanding, giving effect to the 1.5 for one stock split that will occur prior to the completion of this offering but assuming no exercise of the underwriters' over-allotment option and no exercise of options. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

•	restricted shares, plus approximately shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell pursuant to Rule 144 under the Securities Act, as in effect on the date of this prospectus, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding, which will equal approximately 154,674 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.            shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus. However, substantially all of these shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Rule 144(k)

A person who is not deemed to have been one of our affiliates (within the meaning of Rule 144) at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares pursuant to Rule 144(k) under the Securities Act as in effect on the date of this prospectus, without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 154,674 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus and            shares will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Upon expiration of the lock-up period, unless held by our affiliates, approximately 2,929,223 shares of common stock underlying our Series A and Series B redeemable, convertible preferred stock will be eligible for sale under Rule 144(k). In addition, unless held by our affiliates, approximately 2,177,263 shares of common stock underlying our Series C redeemable, convertible preferred stock will be eligible for sale under Rule 144(k) in October 2006 and approximately 998,737 shares and 42,337 shares of common stock underlying our Series C redeemable, convertible preferred stock will be eligible for sale under Rule 144(k) in April 2007 and June 2007, respectively.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

Except for sales of shares of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, each of our directors and officers, and the holders of substantially all of our outstanding shares and options to acquire our shares have agreed that, without the prior written consent of Deutsche Bank Securities Inc. and subject to certain exceptions, we and they will not for period of 180 days after the date of this prospectus:

•	sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock or any such securities;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock or any such securities, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•	publicly announce an intention to effect any of the foregoing transactions.

Deutsche Bank Securities Inc., in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in this offering.

The lock-up agreements also provide that:

•	if we issue an earnings release or if material news or a material event relating to our company occurs during the last 17 calendar days of the 180-day lock-up period; or

•	if prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period following the expiration of the 180-day lock-up period;

the lock-up period will continue until the date that is 18 calendar days after the date on which the issuance of the earnings release or the occurrence of the material news or material event occurs.

Registration Rights

As described in "Description of Capital Stock—Registration Rights," upon completion of this offering, holders of our redeemable, convertible preferred stock will be entitled to rights with respect to the registration of their shares of common stock that they received upon conversion of their redeemable, convertible preferred stock and Harvard will be entitled to rights with respect to its shares of common stock under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Options

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2001 long-term stock incentive plan and 2005 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Pacific Growth Equities, LLC, First Albany Capital Inc. and A.G. Edwards & Sons, Inc. have severally agreed to purchase from us the following respective number of shares of common stock (on a post-stock split basis) at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of shares
Deutsche Bank Securities Inc
Pacific Growth Equities, LLC
First Albany Capital Inc.
A.G. Edwards & Sons, Inc.
Total	4,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $          per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $          per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,500,000 shares (on a post-stock split basis) are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.9 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our Stock Incentive Plan and our Employee Stock Purchase Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of our common stock being sold in this offering for our directors, officers, employees and other individuals associated with us and members of their respective families and friends through a directed share program. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pacific Growth Equities, LLC has acted as placement agent in connection with the private placement of our redeemable, convertible preferred stock and received customary fees and commissions for these services. Some of the underwriters or their affiliates may provide investment banking services to us in the future. We have no current arrangements with any underwriter to provide additional services, but if they provide any services they will receive customary fees and commissions for these services.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, New York, New York. Willkie Farr & Gallagher LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of BioMimetic Therapeutics, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes part of the registration statement, does not include all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC's Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's Public Reference Room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet site at www.biomimetics.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

BIOMIMETIC THERAPEUTICS, INC.

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$28,160,689	$33,427,708
Certificates of deposit	1,000,000	1,000,000
Receivables – trade	687,243	380,911
Receivables – other	70,706	130,935
Inventory	3,703,983	3,647,594
Prepaid expenses	1,914,943	1,282,674
Total current assets	35,537,564	39,869,822
Receivables – related party	106,831	106,831
Property and equipment, net	3,605,027	3,691,331
Capitalized patent license fees, net	8,452,512	8,964,551
Deposits	10,000	10,000
Total assets	$47,711,934	$52,642,535
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$938,699	$1,268,954
Accrued expenses:
Payroll, employee benefits and payroll taxes	377,310	648,835
Other accrued expenses	1,069,311	673,861
Current portion of capital lease obligations	7,101	—
Deferred liability	1,250,000	2,750,000
Deferred revenue	1,370,349	974,021
Total current liabilities	5,012,770	6,315,671
Accrued rent – related party	259,509	259,156
Long term portion of capital lease obligations	35,835	—
Deferred liability	2,500,000	2,500,000
Deferred revenue	14,031,505	14,206,534
Total liabilities	21,839,619	23,281,361
Commitments and contingencies
Series A Redeemable, Convertible Preferred Stock, $0.001 par value; 2,164,272 shares authorized; 2,164,272 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively	8,561,894	8,546,030
Series B Redeemable, Convertible Preferred stock, $0.001 par value; 764,951 shares authorized; 764,951 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively	5,480,723	5,478,455
Series C Redeemable, Convertible Preferred stock, $0.001 par value; 3,452,203 shares authorized; 3,218,337 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively	36,805,701	36,721,125
Stockholders’ deficit:
Common stock, $0.001 par value; 11,271,000 shares authorized; 1,164,020 and 1,073,020 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively	1,164	1,073
Additional paid-in capital	1,392,590	2,184,225
Deferred stock compensation	—	(989,767)
Accumulated deficit	(26,369,757)	(22,579,967)
Total stockholders’ deficit	(24,976,003)	(21,384,436)
Total liabilities, redeemable, convertible preferred stock and stockholders’ deficit	$47,711,934	$52,642,535

See accompanying notes

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,
	2006	2005
Revenues:
Collaborative research and development	$—	$1,283,245
Sublicense fee	175,029	—
Sales	139,920	—
Royalty income	70,706	—
Grants and other	6,010	—
Total revenues	391,665	1,283,245
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	141,352	—
Research and development (a)	2,478,518	896,774
General and administrative (b)	1,093,035	453,436
Depreciation and capital lease amortization	182,511	30,000
Patent license fee amortization	512,039	96,954
	4,407,455	1,477,164
Loss from operations	(4,015,790)	(193,919)
Interest income, net	328,707	161,894
Loss before income taxes	(3,687,083)	(32,025)
Income taxes	—	—
Net loss	(3,687,083)	(32,025)
Preferred stock accretion	(102,707)	(68,016)
Net loss attributable to common stockholders	$(3,789,790)	$(100,041)
Basic and diluted net loss per share attributable to common stockholders	$(3.33)	$(0.10)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,137,987	1,052,770
Related party disclosures:
(a) –Research and development includes professional fees to related parties of:	$75,000	$16,450
(b) –General and administrative includes rent expense to related parties of:	$101,268	$—

See accompanying notes

BIOMIMETIC THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended March 31,
	2006	2005
Cash flows from operating activities
Net loss attributable to common stockholders	$(3,789,790)	$(100,041)
Adjustments to reconcile net loss attributable to common stockholders to net cash used in operating activities:
Depreciation and capital lease amortization expense	182,511	29,008
Patent license fee amortization	512,039	96,954
Preferred stock accretion	102,707	68,016
Non-cash compensation and consulting expense	160,043	8,830
Changes in operating assets and liabilities:
Receivables – trade	(306,332)	—
Receivables – other	60,229	—
Inventory	(56,389)	(446,877)
Prepaid expenses	(632,269)	(37,255)
Deposits	—	(1,960)
Accounts payable	(330,255)	(92,361)
Accrued payroll, employee benefits and payroll taxes	(271,525)	(218,418)
Other accrued expenses	395,450	64,471
Deferred revenue	221,299	(1,283,245)
Deferred liability	(1,500,000)	—
Accrued rent – related party	353	35,146
Net cash used in operating activities	(5,251,929)	(1,877,732)
Cash flows from investing activities
Purchases of property and equipment	(53,270)	(502,130)
Net cash used in investing activities	(53,270)	(502,130)
Cash flows from financing activities
Payments on capital lease obligations	—	(1,019)
Issuance of common stock	38,180	—
Net cash provided by (used in) financing activities	38,180	(1,019)
Net decrease in cash and cash equivalents	(5,267,019)	(2,380,881)
Cash and cash equivalents, beginning of period	33,427,708	29,684,565
Cash and cash equivalents, end of period	$28,160,689	$27,303,684
Supplemental disclosures of cash flow information
Interest paid	$—	$30
Supplemental non-cash disclosures
Acquisition of property and equipment through capital leases	$42,936	$—

See accompanying notes

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Organization, Basis of Accounting and Operations

BioMimetic Therapeutics, Inc. (the ‘‘Company’’ and formerly BioMimetic Pharmaceuticals, Inc.) was incorporated on April 14, 1999, in the state of Tennessee for the purpose of introducing a new product primarily used for bone and tissue regeneration and indicated for use in the treatment of periodontal, craniofacial, and orthopedic skeletal defects and injuries.

Effective June 1, 2001, BioMimetic Pharmaceuticals, Inc., merged with and into BioMimetic Merger Corp., a Delaware corporation. As part of the merger agreement, BioMimetic Merger Corp. designated the surviving corporate name to be BioMimetic Pharmaceuticals, Inc., a Delaware corporation. The transactions described above have been accounted for as common control reorganizations. In July 2005, the Company changed its corporate name to BioMimetic Therapeutics, Inc.

The Company formed a wholly-owned subsidiary, BioMimetic Therapeutic Limited, in the United Kingdom in October 2005 for the purpose of making and maintaining regulatory submissions for its products in the European Union. As of March 31, 2006, the subsidiary has no employees and has no other operating activities.

Since inception, the Company has expended significant funds on developing its product, business planning, obtaining financing, and obtaining skilled employees. The Company received its initial funding of $3,250,000 through the issuance of Series A preferred stock in March 2001 and initiated substantive research and development activities shortly thereafter. Prior to March 2001, the Company’s operations had consisted of miscellaneous initial start up activities and fund raising activities. The only equity issuances during the period from inception (April 14, 1999) through March 2001 consisted of 1.0 million shares of common stock issued to the founders at inception for a nominal cash contribution. During the period from inception (April 14, 1999) through December 31, 2000, the Company had minimal operations and substantially all of its operating losses during the period from inception (April 14, 1999) through December 31, 2001 were incurred during the year ended December 31, 2001. Operating losses have resulted in an accumulated deficit of $26,369,757 and $22,579,967, as reported in the accompanying condensed consolidated balance sheet as of March 31, 2006 and December 31, 2005, respectively.

The Company’s first product, GEM 21S® Growth-factor Enhanced Matrix, received approval from the US Food and Drug Administration (‘‘FDA’’) on November 18, 2005. GEM 21S is exclusively licensed to Luitpold Pharmaceuticals, Inc. (‘‘Luitpold’’) for marketing and distribution and sales of the product began late in the fourth quarter of 2005.

Management plans to derive revenue from the sale or licensure of its drug-device combination products for the repair of orthopedic injuries to bone, cartilage, ligaments and tendons. The Company’s first product is being marketed through a partnership with Luitpold for bone and periodontal regeneration. The Company is also developing several orthopedic products which are at early stages of product development. If and when the orthopedic products are introduced to market, additional time may be necessary before significant revenues are realized. Based on the early stages of product sales for the Company’s first product and the early stages of the Company’s orthopedic product development, operating losses are expected to continue for the foreseeable future. The success of the Company’s future operations is primarily dependent on its ability to gain market acceptance of its products, obtain additional capital and financing on acceptable terms and on its ability to complete clinical trials and obtain necessary licenses and approvals. Inability to obtain adequate funding, delays and unanticipated costs in obtaining the required licenses and approvals, unforeseen problems with clinical trials or losses of key personnel could affect the Company’s results of operations.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

1.    Organization, Basis of Accounting and Operations (continued)

During 2001, the Company issued 1,121,372 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $204,779 of associated costs. During 2002, the Company issued 1,026,570 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $78,125 of associated costs. During 2003, the Company issued 695,410 shares of Series B Redeemable, Convertible Preferred Stock for $5,000,000, less $45,354 of associated costs. During 2004, the Company issued 16,330 shares of Series A Redeemable, Convertible Preferred Stock for $61,894, less $552 of associated costs and 2,177,263 shares of Series C Redeemable, Convertible Preferred Stock for $25,713,476, less $997,690 of associated costs. As discussed in Note 10, in April 2005, the Company issued an additional 998,737 shares of Series C Redeemable, Convertible Preferred Stock for $11,795,082, less $618,745 of associated costs. In June 2005, the Company issued 42,337 shares of Series C Redeemable, Convertible Preferred Stock at $11.81 per share in lieu of a $500,000 payment due to ZymoGenetics, Inc. (‘‘ZymoGenetics’’) under the license agreement with ZymoGenetics. Net proceeds from all issuances have been used to fund the Company’s operations.

As discussed in Note 4, the Company received $10,000,000 from Luitpold in December 2003 in connection with the execution of certain agreements. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company’s first product, GEM 21S. The proceeds have been used to fund the Company’s operations.

The Company has met its milestone requirements to date, but there is no assurance that the Company will be able to continue to meet all milestone requirements. In that event, the Company may require additional funds that are not currently available to support operations in 2007 and thereafter.

The accompanying unaudited condensed consolidated financial statements reflect, in the opinion of management, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s consolidated financial position, results of operations and cash flows for each period presented in accordance with US generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, information and footnote disclosures normally included in financial statements prepared in accordance with US generally accepted accounting principles have been condensed or omitted from the accompanying statements. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto as of December 31, 2005. Operating results for the three month period ended March 31, 2006 are not necessarily indicative of future results for the year ending December 31, 2006.

Prior to January 1, 2006, the Company had been primarily engaged in the research and development of its principal product and had followed the guidance of SFAS No. 7, Accounting and Reporting by Development Stage Enterprises ("SFAS No. 7"). The Company believes that it has achieved its planned principal operations, is generating revenue from the sale of its product, and has emerged from the development stage. Accordingly, effective January 1, 2006, the Company no longer considers itself to be a development stage enterprise as defined by SFAS No. 7.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and certificates of deposit with original maturities of less than 90 days to be cash equivalents.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Receivables – Trade

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company began selling its product in December 2005. The trade receivable balance represents the amounts due from the Company’s marketing and distribution partner, Luitpold, as discussed in Note 4 and represents a legal and enforceable receivable from Luitpold for the sale of products by Luitpold. As discussed in the Company’s revenue recognition policy, the Company defers the recognition of revenue on the products that Luitpold has a right of exchange until the criteria for the proper recognition of revenue is met. In addition to the sales transaction, the Company is responsible for the collection and payment of certain taxes applicable to the transaction. For the three months ended March 31, 2006, the sales transaction with Luitpold was recorded as a receivable balance of $630,091, taxes payable of $93,843, and deferred revenue of $536,248. The Company's receivable balance from Luitpold was $687,243 as of March 31, 2006. See the Company’s revenue recognition policy for additional information. The Company has not experienced any past due or delinquency in payments from Luitpold, and has, therefore, not established an allowance for doubtful accounts. The Company intends to aggressively pursue any past due balances from Luitpold before writing the balance off as a bad debt. The Company did not experience any bad debt write-offs in the three months ended March 31, 2006 or 2005.

Receivables – Other

Receivables from others represent amounts from contractual obligations or normal course of business transactions.

Receivables – related party

During the construction of the Company’s new office space, the landlord provided the Company with a tenant build-out allowance of $106,831. The receivable and offsetting deferred rent liability have been recorded in the financial statements as a long-term receivable and long-term liability. The deferred rent component is being amortized and recorded as a reduction to rent expense. The Company’s Chief Executive Officer has an ownership interest in the landlord as discussed in Note 15.

Inventory

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and at December 31, 2005, consisted of bulk drug substances to be utilized in the manufacturing of the Company’s products. Work in progress consists of filled syringes and cups that will be packaged in the finished kits to be sold to consumers. Finished goods consist of packed GEM 21S kits ready for sale. Shipping and handling costs are included in the costs of sales of the product.

As of March 31, 2006 and December 31, 2005, an inventory reserve of $465,000 has been recorded for inventory that may expire before it is sold. Certain lots of the Company’s GEM 21S product contain components that have expiration dates of less than 12 months. The Company has established its reserve based on its estimates of expected future sales of this specific short-dated inventory.

    Valuation of Purchase Commitments

The Company has substantial firm purchase commitments with certain of its suppliers related to future inventory requirements. At each period end, the Company assesses the need

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Valuation of Purchase Commitments (continued)

for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin (‘‘ARB’’) No. 43. As of March 31, 2006, no reserves have been recorded associated with these future purchase commitments.

Prepaid expenses

Prepaid expenses consist of supplies, rent, insurance premiums that the Company has paid in advance, and professional services incurred and paid in conjunction with the Company’s initial public offering transaction, as discussed in Note 17.

    Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company has determined the estimated useful lives of its property and equipment range from three to seven years.

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Capitalized Patent License Fees

The Company has capitalized certain costs including milestone and sub-license fees, related to obtaining patent licenses from non-related party institutions. The Company’s policy is to capitalize and amortize these costs over the estimated life of the patents. These patent license fees are being amortized through 2009 and 2010, the estimated life of the patents (see Note 7).

    Accrued Expenses and Deferred Liabilities

As part of the process of preparing its consolidated financial statements, management is required to estimate expenses that the Company has incurred for which it has not been invoiced. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where the Company has not been invoiced or otherwise notified of actual costs. Examples of expenses for which the Company accrues based on estimates include milestone payments, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management’s understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed. In the event that the Company does not identify certain costs that have begun to be incurred or the Company under or over estimates the level of services performed or the costs of such services, the actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Accrued Expenses and Deferred Liabilities (continued)

accordance with accounting principles generally accepted in the United States. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities (see Note 10).

Principles of Consolidation

The accompanying condensed consolidated financial statements include the Company and its wholly-owned subsidiary, BioMimetic Therapeutic Limited. Intercompany balances and transactions are eliminated in consolidation. The subsidiary did not have any employees and had no operating activities for the three months ended March 31, 2006 and 2005.

    Revenue Recognition

Sales

The Company generated its first revenues from the sale of products to Luitpold in December 2005. Luitpold has an exclusive agreement with the Company and is responsible for the distribution and sale of the Company’s product. The Company’s revenue policy is to recognize sales revenue upon delivery of the product to Luitpold. The Company follows the revenue recognition criteria outlined in, Staff Accounting Bulletin (‘‘SAB’’) 101, Revenue Recognition in Financial Statements (‘‘SAB 101’’) as amended by SAB 104, Revenue Recognition, and Emerging Issues Task Force (‘‘EITF’’) Issue 00-21, Revenue Arrangements with Multiple Deliverables (‘‘EITF Issue 00-21’’), and SFAS No. 48, Revenue Recognition When Right of Return Exists.

During 2005, the Company agreed to ship certain identified product to Luitpold that has an expiration date of less than one year (‘‘short-dated’’) and provided Luitpold with the right of exchange for any short-dated product that reaches six months or less of its expiration date. Sales revenue for the identified short-dated product is recognized upon the completion of the sale by Luitpold to its customers.

Royalties

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties to the Company based on net sales by Luitpold. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. The Company’s policy is to recognize royalty income when the information is received from Luitpold.

Collaborative research and development

The Company has collaborative research and development agreements with Luitpold. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements (See Note 4). Any amounts received in advance of performance are recorded as deferred revenue until earned. Accordingly, up-front, non-refundable license fees under agreements where the Company has an ongoing research and development commitment are amortized, on a straight-line basis, over the term of such commitment.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Sublicense fees

The Company has an exclusive sublicense agreement with Luitpold. Sublicense fees are due to the Company upon achievement of the milestone criteria. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company’s first product, GEM 21S. Revenues from the sublicense agreement are recognized pursuant to the term of the agreement and are being amortized over the life of the agreement, which expires December 31, 2026. Payments received in advance of revenue recognized are recorded as deferred revenue (see Note 4). The timing of cash received from the Company’s agreement differs from revenue recognized. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21.

Grants and Other

Revenue related to grant awards is recognized as related research and development expenses are incurred.

Research and Development

The Company expenses costs associated with research and development activities as incurred. The Company evaluates payments made to suppliers and other vendors in accordance with SFAS No. 2, Accounting for Research and Development Costs, and determines the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to the Company’s product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method prescribed by the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Stock-Based Payments

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the prospective method of transition. Under that transition method, compensation cost recognized in the three month period ended March 31, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Stock-Based Payments (continued)

In accordance with SFAS No. 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions amortized to expense over the options' vesting periods for the three months ended March 31, 2006: risk-free interest rate was 4.43%, an expected dividend yield of 0%, the volatility factor of the expected market price of the Company's common stock was 80%, forfeiture rate of 1% and the weighted average expected life of the option was 5 years. Since the Company does not have any history of stock activity, the expected volatility and forfeiture rate are based on historical data from three companies similar in size and value to the Company. The expected terms of options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. The Company amortizes the fair value of each option over each option's vesting period.

The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the three months ended March 31, 2006 is $28,100 higher than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the three months ended March 31, 2006 would have been $(3.31) and $(3.31), respectively, if the Company had not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $(3.33) and $(3.33), respectively.

Employee stock options granted by the Company are structured to qualify as ‘‘incentive stock options’’ (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the company will receive a tax deduction. The company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit for share-based compensation arrangement due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

The Company’s net loss for the three months ended March 31, 2006 includes $157,098 of compensation costs and no income tax benefit related to the Company’s stock-based compensation arrangements.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Stock-Based Payments (continued)

Information relating to the Company’s stock option plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinisic Value (millions)
Options at January 1, 2006	920,972	$4.01
Granted	149,500	5.51
Exercised	(91,000)	0.42
Forfeited or expired	(2,500)	5.45
Shares under option at March 31, 2006	976,972	$4.56	5.3	$2.4
Options vested at March 31, 2006	364,867	$3.50	5.8	$0.1
Options exerciseable at March 31, 2006	364,867	$3.50	5.8	$0.1
Options nonvested at March 31, 2006	612,105	$5.18	5.0	$2.3

SFAS No. 123(R) applies only to awards granted after the required effective date of January 1, 2006. Awards granted prior to the Company’s implementation of SFAS No. 123(R) were accounted for under the recognition and measurement provisions of APB Opinion No. 25, and related Interpretations.

Comprehensive Loss

The Company’s comprehensive losses as defined by SFAS No. 130, Reporting Comprehensive Income, are the same as the net losses reported.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts payable, and capital lease obligations, approximate fair value due to the short term nature of these financial instruments.

    Concentration of Credit Risk and Limited Suppliers

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company maintains cash in a local financial institution in excess of Federal Deposit Insurance Corporation limitations. The Company believes that it has established guidelines for investment of its excess cash that maintains principal and liquidity through its policies on diversification and investment maturity. The Company has not incurred any losses on these cash balances as of March 31, 2006.

The Company relies on certain materials used in its development process that are procured from a single source supplier as well as certain third-party contract manufacturers

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

    Concentration of Credit Risk and Limited Suppliers (continued)

that make its product and product candidates. The failure of its supplier or contract manufacturers to deliver on schedule, or at all, could delay or interrupt the development process and/or revenue stream adversely affecting the Company’s operating results.

The Company currently sells its only product through an exclusive distribution and marketing arrangement with Luitpold. Essentially all of the Company’s receivables and foreseeable future sales rely on this one company. Any adverse events relating to Luitpold could have a material impact on our future revenues and our ability to collect receivables.

    Reclassifications

Certain prior period amounts have been reclassified in order to conform to current period presentation.

Segment Information

The Company has determined that it is principally engaged in one operating segment. The Company’s product development efforts are primarily in the treatment of bone loss associated with advanced periodontal disease and orthopedic injuries to bone, cartilage, ligaments or tendons.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154’’). SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes ("APB Opinion No. 20’’), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (‘‘SFAS No. 3’’). This statement applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes to accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on January 1, 2006 and the adoption of the standard did not have a material impact on the Company’s financial position or results of operations.

3.    Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share ("SFAS No. 128’’) and SAB 98. Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. Common stock equivalents consist of shares of common stock issuable upon the conversion of

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

3.    Net Loss Per Share (continued)

redeemable, convertible preferred stock and upon the exercise of warrants. Dilutive earnings per share is the same as basic earnings per share since common stock equivalents are excluded from the calculation, due to their effect being anti-dilutive.

	Three months ended March 31,
	2006	2005
Historical numerator: net loss attributable to common stockholders	$(3,789,790)	$(100,041)
Denominator: weighted average shares of common stock outstanding	1,137,987	1,052,770
Basic and diluted net loss per share attributable to common stockholders	$(3.33)	$(0.10)

The following table outlines potentially dilutive common stock equivalents outstanding that are not included in the above historical calculations as the effect of their inclusion was anti-dilutive.

	Three months ended March 31,
	2006	2005
Redeemable, convertible preferred stock	6,147,560	5,106,486
Common stock options	976,972	649,550
Total	7,124,532	5,756,036

4.    Agreements with Luitpold Pharmaceuticals, Inc.

In December 2003, we entered into three agreements that cover an exclusive worldwide sublicense, research and development, and marketing and distribution partnership with Luitpold for GEM 21S.

The research, development and marketing agreement outlines the Company’s obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. The Company has agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU, and Canada; (2) conduct certain studies necessary to extend the shelf life of GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU, and Canada. Luitpold made a lump sum payment of $10,000,000 to the Company upon execution of the research, development and marketing agreement and agreed to make a milestone payment to the Company upon EU approval of GEM 21S. The research, development and marketing agreement will expire on the fifth anniversary of the EU approval milestone payment. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is terminated. If a party’s performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The sublicense agreement grants to Luitpold sublicense rights under intellectual property that the Company licenses from ZymoGenetics and co-owns with and licenses from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to the Company, and is required to maintain agreed upon sales and customer service staffing levels. The sublicense agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates the Company to seek regulatory approval for GEM 21S in the US, EU and Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The sublicense agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 21, 2005, the sublicense agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice to the Company. Either party may terminate the sublicense agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice.

The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party’s performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from the Company and the Company is obligated to meet such requirements to the extent they are consistent with Luitpold’s forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in the Company’s manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 21, 2005, this agreement will expire on December 31, 2026, but is subject to automatic five year extensions unless either party gives six months notice of its intent not to renew. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. In addition, the Company may terminate the manufacturing and supply agreement if the product is found to infringe a third party’s intellectual property rights.

Upon execution of the research, development and marketing agreement, Luitpold paid the Company $10,000,000 to compensate for the cost of product development incurred prior to the contract and up to FDA approval, including costs of completing the clinical trials, regulatory activities and any post marketing or other studies required as a condition of the initial approvals. In accordance with the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company amortized the $10,000,000 proceeds related to the initial research and development payment over the term of the research and development activities up to the Company’s estimated approval date for GEM 21S, which was estimated to be October 2005. The estimated approval date was based on our knowledge of the review process and review/approval timing of other devices by the FDA. Actual approval was received in November 2005. The effect of the change in accounting estimate resulted in a decrease in revenue of $2,447,723 and in earnings per share of $2.33 for the year ended December 31, 2004, and a corresponding increase in revenue of $2,447,723 and earnings per share of $2.31 for the year ended December 31, 2005. Included in collaborative research and development revenues for the three months ended March 31, 2005 is $1,283,245 of the $10,000,000 proceeds representing amortization of the proceeds over the 90-day period from January 1, 2005, through March 31, 2005. Cumulative revenue recorded under this agreement is $10,000,000 as of December 31, 2005.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

The Company began post-marketing clinical studies in December 2002. In 2004, the Company reached an agreement with Luitpold, whereby Luitpold agreed to pay for the post-marketing studies. In accordance with the provisions of EITF Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company recorded collaborative research and development revenues for the year ended December 31, 2004 of $396,292 for the payments received from Luitpold Pharmaceuticals under this agreement. No payments related to post-marketing studies were received in 2005, and thus, cumulative payments totaling $396,292 have been received from Luitpold under this agreement through December 31, 2005.

The Company’s first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result, the Company received an initial milestone payment related to the Luitpold exclusive sublicense agreement in the amount of $15,000,000 from Luitpold. In accordance with the provisions of EITF Issue 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company is amortizing the $15,000,000 proceeds over the term of the sublicense agreement with Luitpold, which expires December 31, 2026. At March 31, 2006 and December 31, 2005, the Company’s deferred revenue balance was $14,741,346 and $14,916,375, respectively. Included in sublicense fee revenues for the three months ended March 31, 2006 was $175,029 of the $15,000,000 proceeds representing amortization of the proceeds over the 90 day period from January 1, 2006 through March 31, 2006. Cumulative revenue recorded under this agreement is $258,654 as of March 31, 2006.

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties on its net sales to the Company. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. Sales revenue of $139,020 has been recognized for the three months ended March 31, 2006. In addition, royalty income of $70,706 has been recognized for the three months ended March 31, 2006.

5.    Inventory

The Company began purchasing raw materials for use in the manufacturing process in 2004. The manufacturing process of filling syringes and periodontal cups began in January of 2005. Inventory is summarized as follows:

	March 31, 2006	December 31, 2005
Raw materials	$2,360,576	$2,519,278
Work in progress	361,445	386,561
Finished goods	1,446,962	1,206,755
	4,168,983	4,112,594
Less allowance for excess or obsolete inventory	(465,000)	(465,000)
	$3,703,983	$3,647,594

Certain lots of the Company’s GEM 21S product contain components that have expiration dates less than the 12 months required under the Company’s manufacturing and supply agreement with Luitpold. The Company has agreed that Luitpold may exchange these lots if they will expire within 6 months. The Company has estimated its exposure on the product based on Luitpold’s sales to date and expected sales over the near term and established an allowance for excess inventory.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

6.    Property and Equipment

Property and equipment are summarized as follows:

	March 31, 2006	December 31, 2005
Office equipment, computers and software	$851,377	$800,888
Leased equipment	42,936	—
Furniture and fixtures	400,236	399,597
Leasehold improvements	3,003,781	3,001,638
	4,298,330	4,202,123
Less accumulated depreciation and amortization	(693,303)	(510,792)
	$3,605,027	$3,691,331

Leasehold improvements encompassing a build out of approximately 23,150 square feet of offices and specialized wet lab facilities in the amount of $3,003,781 have been capitalized and are being amortized over the initial term of the lease. Included in the cost of the Company’s improvements was the amount necessary to upgrade utilities and infrastructure to support biotechnology wet lab space, which includes lab casework, plumbing, electrical and HVAC systems designed specifically for biotechnology laboratory facilities and intensive data and computer needs. Amortization expense for the leasehold improvements was $107,633 and $0 for the three months ended March 31, 2006 and, 2005.

Depreciation and capital lease amortization expense for the three months ended March 31, 2006 and 2005, was $182,511 and $30,000, respectively.

7.    Capitalized Patent License Fees

In June 2005, the Company filed an Investigational New Drug Application (‘‘IND’’) with the FDA for its orthopedic product. The IND filing triggered a milestone payment of $500,000 to ZymoGenetics under the Company’s January 2003 patent license agreement with ZymoGenetics.

In November 2005, the Company acquired patent licenses from the Institute of Molecular Biology (‘‘IMB’’), incurring costs of $327,820. The acquisition of IMB patent licenses triggered a $20,000 milestone payment to Harvard under the Company’s license agreement.

The FDA approval of the Company’s product, GEM 21S, triggered a $50,000 milestone payment to Harvard under the Company’s license agreement with Harvard. In addition, the Company was required to pay $4,000,000 to ZymoGenetics within ten days of the FDA’s approval of GEM 21S, and an additional $1,000,000 within thirty days of the approval.

The receipt of $15,000,000 from Luitpold (see Note 4) triggered a sublicense patent fee payment of $1,500,000 to Harvard under the Company’s patent license agreement.

Each of these milestone transactions has been capitalized as a patent license fee and is being amortized over the life of the patent licenses. The Company has capitalized $10,171,312 of costs related to the acquisition of its patent licenses as of March 31, 2006 and December 31, 2005. The Company is amortizing these costs through 2009 and 2010, the estimated life of the patent licenses. The Company has recorded $512,039 and $96,954, of patent license fee amortization for the three months ended March 31, 2006 and 2005, respectively.

Based on agreements in place and payments made as of March 31, 2006, amortization of capitalized patent license fees for the next five years is expected to not be less than $1,536,118 for the nine months ending December 31, 2006 and $2,048,157 for the years ending

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

7.    Capitalized Patent License Fees (continued)

December 31, 2007 and 2008, $1,719,074 for the year ending December 31, 2009 and $1,101,005 for the year ending December 31, 2010.

8.    Accrued Expenses

Accrued expenses are summarized as follows:

	March 31, 2006	December 31, 2005
Payroll, employee benefits and payroll taxes	$377,310	$648,835
Professional fees	705,000	415,818
Contract manufacturing	121,544	178,687
Taxes and licenses	179,825	65,603
Commissions	11,194	—
Office supplies	7,000	8,435
Other	44,748	5,318
	1,069,311	673,861
	$1,446,621	$1,322,696

9.    Deferred Liability

The Company’s first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result of the FDA approval, the Company was required to pay milestone payments totaling $10,050,000 to suppliers or patent licensors.

Under the Company’s July 2004 commercial supply agreement with Chiron Corporation (‘‘Chiron’’) for rhPDGF, the Company was obligated as of the date of FDA approval to pay Chiron a total of $5 million as a milestone payment. Based on the guidance in SFAS No. 2, Accounting for Research and Development Costs, the Company accrued and expensed the $5 million obligation as research and development during 2005. Under this agreement, the Company was obligated to pay $1,250,000 to Chiron within thirty days of the FDA’s approval of GEM 21S. In addition, the Company is required to pay Chiron $3,750,000 over the next three years in annual installments of $1,250,000. As of March 31, 2006 and December 31, 2005, a current liability of $1,250,000 and a long term liability of $2,500,000 have been recorded.

The Company recorded an accrued liability of $1,500,000 for a patent sublicense fee payment due to Harvard based on the $15,000,000 sublicense milestone payment received in December 2005 from Luitpold. This patent sublicense fee to Harvard will be amortized over the remaining life of the Harvard patents.

10.    Commitments and Contingencies

    Capital Leases

The Company leases certain computer equipment and copiers under agreements classified as capital leases. The leased assets serve as security for these liabilities. The net book value of such equipment at March 31, 2006 and December 31, 2005, totaled $41,862 and $0, respectively. The future commitments under these capital lease agreements are as follows:

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

10.    Commitments and Contingencies (continued)

    Capital Leases (continued)

	Principal	Interest	Total
2006	$5,122	$1,318	$6,440
2007	8,058	1,602	9,660
2008	8,444	1,215	9,660
2009	8,849	811	9,660
2010	9,273	387	9,660
Thereafter	3,189	30	3,220
Total	$42,936	$5,364	$48,300

Operating Leases

The Company maintains operating leases for the use of office space and business equipment. The Company occupied new office space in July 2005. The office space lease agreement is a non-cancelable operating lease through June 2012. The future commitments under these operating lease agreements are as follows:

2006	$312,781
2007	426,061
2008	436,187
2009	449,273
2010	462,751
Thereafter	718,473
Total	$2,805,527

The office space lease agreement contains annual scheduled rate increases, equivalent to a minimum of three percent. The Company has recognized rent expense on a straight line basis over the life of the lease, beginning with the date the Company gained access to the premises. The Company was provided with a tenant improvement allowance of $5 per usable square foot (or $106,831) towards its improvements. Pursuant to SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, the Company has recorded these tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to lease expense over the life of the lease. The Company recognized rent expense associated with the new office space of $121,731 and $35,146 for the three months ended March 31, 2006 and 2005, respectively.

Rental expense for all operating leases was $123,319 and $55,697 for the three months ended March 31, 2006 and 2005, respectively.

The Company began subleasing a portion of its space to two organizations in 2005. Each organization has a three year lease commitment. Rental income was $6,010 and $0 for the three months ended March 31, 2006 and 2005. Future minimum sublease rents for the next three years are expected to be not less than $21,783 for the nine months ending December 31, 2006, $30,086 for the year ending December 31, 2007 and $22,398 for the year ending December 31, 2008.

    Employment Agreements

The Company has employment contracts with several individuals, which provide for annual base salaries and potential bonuses. These contracts contain certain change of control,

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

10.    Commitments and Contingencies (continued)

    Employment Agreements (continued)

termination and severance clauses that require the Company to make payments to these employees if certain events occur as defined in their respective contracts.

Supply Agreements

The Company has executed supply agreements with Chiron and Orthovita, Inc. Under the agreement with Chiron, the Company is obligated to purchase minimum specified quantities of rhPDGF-BB from Chiron beginning in 2006 and increasing as of 2007. Under the Chiron agreement, the annual product prices that the Company is obligated to pay will vary depending on the quantity of rhPDGF-BB that is ordered. Additionally, the price that the Company is obligated to pay is subject to annual adjustment based on the Producer Price Index for Pharmaceutical Preparations. The Company is also obligated to make certain milestone payments to Chiron as outlined above in Note 9. The Chiron agreement covers a seven-year term and is cancelable by either Chiron or the Company under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Under these agreements, the Company has minimum purchase commitments totaling approximately $4.6 million for 2006, $3.0 million for 2007, $3.3 million for 2008, $3.5 million for 2009 and $3.6 million for 2010. These minimum purchase commitment calculations are based on minimum purchase quantities as outlined in the respective contracts and prices as adjusted for an assumed inflation rate of 5% per year.

Chiron

In July 2004, the Company entered into a commercial supply agreement with Chiron that will permit it to obtain bulk supply of rhPDGF for commercial sale. Under the terms of the agreement, Chiron will exclusively supply the Company with rhPDGF for use in certain periodontal and orthopedic applications. The Company is obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the annual product prices the Company is obligated to pay vary depending on the quantity of rhPDGF it orders. The Company is also obligated to make certain milestone payments to Chiron. The agreement covers a sever-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Orthovita

In August 2002, the Company entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and exclusively supply the Company with β-TCP for use in GEM 21S. The Company executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. The Company is required to purchase all of its requirements for β-TCP for periodontal and maxillofacial indications from Orthovita. The agreement includes certain annual minimum purchase commitments, and the unit cost paid by the Company may increase annually based on the Consumer Price Index. The agreement covers a 10-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for up to two five year renewal terms.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

10.    Commitments and Contingencies (continued)

Kensey Nash

In June 2005, the Company entered into an agreement with Kensey Nash to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. Under the agreement, Kensey Nash will exclusively manufacture and supply the scaffold materials for the Company and the Company will be responsible for final formulation, fill and finish activities. The Company is responsible for obtaining US and foreign regulatory approvals for any resulting products. The Company is required to commercialize any resulting products in the US within 12 months of receipt of FDA approval. The Company has the exclusive right to distribute and sell the resulting products worldwide. In addition, the Company agreed to pay royalties to Kensey Nash based on net sales of commercial products worldwide for the term of the agreement. The agreement covers a 10-year term following the commercialization of a product, with two automatic two-year extensions, unless either party provides notice not to extend. If Kensey Nash elects not to extend the agreement, it is obligated to continue to supply the Company with predefined amounts of products for a limited time beyond the agreement’s expiration. The agreement terminates if the Company does not make its first commercial sale of a product developed under the agreement within seven years. The Company paid Kensey Nash an initial payment on the effective date of the agreement. The Company made a second payment after it agreed to continue the agreement beyond a feasibility period. The Company is required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of the products developed under the agreement.

11.    Redeemable, Convertible Preferred Stock

The Company has evaluated each class of redeemable, convertible preferred stock in accordance with the guidance contained in EITF Topic D-98, Classification and Measurement of Redeemable Securities, SAB Topic 3(C), Redeemable Preferred Stock and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Although the terms of each series of preferred stock do not result in any series of the Company’s preferred stock being considered mandatorily redeemable as defined in SFAS 150, the terms of each series of preferred stock do allow the holders of each series of preferred stock to redeem the respective series of preferred stock under certain circumstances outside of the control of the Company. As such, the Company has classified each series of redeemable, convertible preferred stock outside of permanent equity on the accompanying condensed consolidated balance sheets. In addition, since each series of redeemable, convertible preferred stock was initially recorded at the original issuance price less the issuance costs, the Company is accreting the carrying value of each series of redeemable, convertible preferred stock to its redemption value using the effective interest method in accordance with EITF Topic D-98.

    Series A Redeemable, Convertible Preferred Stock

The Company issued 857,520 shares of Series A Redeemable, Convertible Preferred Stock (‘‘Series A Preferred Stock’’) at $3.79 in March 2001 for proceeds of $3,250,000. Related to the issuance of the March 2001 Series A Preferred Stock, the Company incurred costs of $204,779, (including the fair value of warrants issued as discussed below), which was recorded as a reduction to the proceeds.

The Company issued an additional 263,852 shares of Series A Preferred Stock in June 2001 for proceeds of $1,000,000. In May 2002, the Company issued 785,024 shares of

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series A Redeemable, Convertible Preferred Stock (continued)

Series A Preferred Stock at $4.14 per share for proceeds of $3,250,000. Related to the issuance of the May 2002 Series A Preferred Stock, the Company incurred costs of $78,125, which was recorded as a reduction to the proceeds. Later in May 2002, the Company issued an additional 241,546 shares of Series A Preferred Stock for proceeds of $1,000,000.

The shares of Series A Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series A preference amount by the current Series A conversion price, as defined in the Company’s restated certificate of incorporation dated October 21, 2004 (‘‘Restated Certificate of Incorporation’’). The shares of Series A Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series A Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of shares of common stock to which the Series A Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series A Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $8,561,984, less direct costs of $283,456 associated with the issuance of Series A Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $15,864 and $15,864 for the three months ended March 31, 2006 and 2005, respectively.

    Warrants

As the warrant was granted in conjunction with the issuance of the Company’s Series A Preferred Stock, the value of the warrant was estimated to be $16,042 using the Black-Scholes option-pricing model based on the following weighted average assumptions: (1) risk-free interest rate of 4.85%, (2) expected life of 5 years, (3) expected dividends of zero, and (4) volatility factor of zero. The expected life of five years was used because of the related preferred stock’s redemption feature. The issuance of the warrant was recorded as a direct cost of issuance of the related preferred stock and is included in the Company’s total costs of issuance.

As part of the issuance of the Company’s Series A Preferred Stock in March 2001, the Company issued a warrant to purchase 16,330 shares of the Company’s Series A Preferred Stock at $3.79 per share. The warrant expired three years from the date of grant and was immediately exercisable. In March 2004, the warrant was exercised and redeemed in exchange for 16,330 shares of Series A Preferred Stock and $61,894 in proceeds, net of issuance costs of $552.

    Series B Redeemable, Convertible Preferred Stock

The Company issued 695,410 shares of Series B Redeemable, Convertible Preferred Stock (‘‘Series B Preferred Stock’’) at $7.19 per share in May 2003 for proceeds of $5,000,000. Related to the issuance of the May 2003 Series B Preferred Stock, the Company incurred costs of

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series B Redeemable, Convertible Preferred Stock (continued)

$45,354, which was recorded as a reduction to the proceeds. The Company issued an additional 69,541 shares of Series B Preferred Stock in June 2003 as its $500,000 milestone payment relative to patent rights.

The shares of Series B Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series B preference amount by the current Series B conversion price, as defined in the Company’s Restated Certificate of Incorporation. The shares of Series B Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series B Preferred Stock has a liquidation preference above common shareholders and has the same voting rights equal to the number of common shares to which the Series B Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series B Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $5,000,000, less direct costs of $45,354 associated with the issuance of Series B Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $2,268 and $2,268 for the three months ended March 31, 2006 and 2005, respectively.

    Series C Redeemable, Convertible Preferred Stock

The Company issued 2,177,263 shares of Series C Redeemable, Convertible Preferred Stock (‘‘Series C Preferred Stock’’) at $11.81 per share in October 2004 for proceeds of $25,713,476. Related to the issuance of the October 2004 Series C Preferred Stock, the Company incurred costs of $997,690, which was recorded as a reduction to the proceeds.

The shares of Series C Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series C preference amount by the current Series C conversion price, as defined in the Company’s Restated Certificate of Incorporation. The shares of Series C Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series C Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of common shares to which the Series C Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series C Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of at least 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $25,713,476, less direct costs of $997,690 associated with the issuance of Series C Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series C Redeemable, Convertible Preferred Stock (continued)

In April 2005, the Company issued an additional 998,737 shares of Series C Preferred Stock at $11.81 per share for proceeds of $11,795,082. Related to the issuance of the April 2005 Series C Preferred Stock, the Company incurred costs of $622,106, which were recorded as a reduction to the proceeds.

In June 2005, the Company issued 42,337 shares of Series C Preferred Stock at $11.81 per share in lieu of a $500,000 payment due to ZymoGenetics under the license agreement with ZymoGenetics.

Accretion of the difference between the carrying value and the redemption price totaled $84,576 and $49,885 for the three months ended March 31, 2006 and 2005, respectively.

Board of Directors’ Authority

Under the terms of the Company’s Restated Certificate of Incorporation, the Company’s Board of Directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividends rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Company’s Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

Following the completion of an initial public offering transaction (see Note 16), preferred stock will be converted to common stock.

Dividends

Each of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the ‘‘Preferred Stock’’) is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of Preferred Stock ranks on parity with each other class of preferred stock as to the receipt of dividends. Unless otherwise provided or required by law, each share of Preferred Stock is entitled to vote on an as converted to common stock basis with all votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class.

Liquidation

In the event of a liquidating event (any voluntary or involuntary dissolution, liquidation, or winding-up of the affairs of the Company) or acquisition event or transfer of assets each share of Preferred Stock shall be entitled to receive a preferential payment from the assets of the Company of cash or property (to the extent of funds legally available therefore), equal to the original issue price of such share of Preferred Stock, plus an amount equal to all declared but unpaid dividends. The original issue price for the Series A Preferred Stock is $3.79 per share or $4.14 per share, depending on when it was issued, for the Series B Preferred Stock is $7.19 per share, and for the Series C Preferred Stock is $11.81 per share (in each case, as adjusted for any stock split, subdivision, combination, consolidation, stock distributions, stock dividends or the like). Each class of Preferred Stock ranks on parity with each other class as to the receipt of payment upon a liquidating event. Any remaining assets available upon a liquidating event shall be distributed ratably among the holders of the common stock and the Preferred Stock on an as converted basis.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Conversion

The Preferred Stock shall be converted automatically into common stock, (1) immediately upon the closing of a firm commitment underwritten public offering, covering the offer and sale of common stock for the account of the Company in which the aggregate price to the public of the shares sold for the Company is equal to or greater than $30,000,000 and in which the price per share of common stock is at least $35.43 (as adjusted for stock splits, stock combinations, stock dividends, recapitalizations and the like), or (2) immediately upon the vote or written consent of the holders of at least 75% of then outstanding Preferred Stock (voting as a single class on an as converted to common stock basis) or at such later time or upon such later events as may be specified by such holders so voting or consenting. The initial conversion rate is on a one for one basis, but may be adjusted. The holders of more than 75% of the Company’s outstanding Preferred Stock approved the automatic conversion of all of the outstanding Preferred Stock effective immediately prior to the closing of an initial public offering of the Company provided that the aggregate price in the initial public offering is at least $30,000,000 regardless of the per share price, provided such initial public offering closes on or before September 30, 2006.

Covenants

The Restated Certificate of Incorporation provides a number of covenants that the Company will not take certain action for so long as not less that 382,476 shares of Preferred Stock remain outstanding, without first obtaining the affirmative vote or written consent of the holders of at least 66 2/3% of the authorized and outstanding shares of Preferred Stock, voting together as a single class on an as converted to common stock basis. The Restated Certification of Incorporation also provides specific procedures for the election of directors by certain classes of Preferred Stock.

    Registration Rights

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock are party to a registration rights agreement. The registration rights agreement grants the stockholders rights to certain information and inspection, which rights terminate upon the earlier of (1) immediately prior to the closing of the first public offering of the common stock and (2) the date the Company registers any securities under the Exchange Act. The registration rights agreement grants demand registration rights for up to two offerings provided each registration statement would cover at least 20% of the then outstanding registrable securities or at least $3,000,000 and unlimited piggyback registration rights.

In addition, once the Company qualifies to register using a Form S-3, the stockholders are entitled to additional demand registration rights provided the reasonably anticipated aggregate offering price is at least $1,000,000. The rights to demand any piggyback registration rights terminate, with respect to each holder, on the earlier of (1) the date five years after the closing date of the Company’s initial public offering, and (2) after the Company’s initial public offering upon such holder holding less than 1% of the outstanding common stock of the Company if such holder could sell all his stock under Rule 144 within any 90-day period without volume limitations, or under Rule 144 (k).

The registration rights agreement provides that it may be amended by the Company and the holders of at least 66 2/3% of the registrable securities. In September 2005, the Company and the holders of more than 66 2/3% of the registrable shares under the registration rights agreement consented to amend the agreement such that piggyback rights would not apply

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

11.    Redeemable, Convertible Preferred Stock (continued)

    Registration Rights (continued)

with respect to the initial public offering, provided the initial public offering closed on or before June 30, 2006. In January 2006, the Company and the holders of more than 66 2/3% of the registrable shares amended the above to cover an initial public offering which closes by September 30, 2006.

Shareholders’ Agreement

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock also are party to a shareholders’ agreement. The shareholders’ agreement provides certain rights related to (1) restrictions on transfer of stock, (2) rights of first refusal by the Company and other stockholders, (3) rights of co-sale in certain situations, (4) voting agreement with respect to the election of the Board of Directors, (5) right of first refusal of new securities offered by the Company, (6) drag along rights and (7) agreement with respect to market standoff. Waiver, modification, or termination of the shareholders’ agreement or any provisions of the agreement requires the consent of the Company, the holders of 66 2/3% of the Preferred Stock, and holders of a majority of the common stock. In September 2005, the Company and the holders of the required percentages of Preferred Stock and common stock consented to the waiver of the provisions in the shareholders’ agreement related to the election of the Board of Directors. The shareholders’ agreement terminates upon the closing of an initial public offering that results in the conversion of all outstanding shares of Preferred Stock.

12.    Stockholders’ Deficit

In April 2005, through its Restated Certificate of Incorporation, the Company approved a total of 17,652,426 capital shares of $0.001 par stock, designated 11,271,000 shares as common stock with $0.001 par value, and 6,381,426 shares as preferred stock with $0.001 par value. Further, the Company designated 2,164,272 shares of its preferred shares as Series A Preferred Stock, 764,951 shares of its preferred shares as Series B Preferred Stock, and 3,452,203 shares of its preferred shares as Series C Preferred Stock. The accompanying condensed consolidated financial statements have been retroactively adjusted for the change in the par value of the Company’s common stock from $0.00 to $0.001 for all periods presented.

    Common Stock

As of December 31, 2001, the Company had issued 1,000,000 shares of Common Stock to the Company’s founder and certain employees for proceeds of $500. In March 2001, the Company issued 52,770 shares of its Common Stock to the President and Fellows of Harvard College for patent licenses. In 2005, the Company issued 20,250 shares to a board member, a consultant and a former employee upon the exercise of stock options. In the first quarter of 2006, the Company issued 91,000 shares to an employee and board member upon the exercise of stock options.

    Stock Option Plan

During 2001, the Company’s Board of Directors approved the adoption of the 2001 Long-Term Stock Incentive Plan (the ‘‘Option Plan’’). The Option Plan provides that stock options, other equity interests or equity-based incentives in the Company may be granted to key personnel and consultants of the Company at an amount determined by a committee,

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Option Plan (continued)

comprised of elected board members, at the time the option is granted, taking into account the fair value of the common stock at the date of grant. The exercise price is reviewed and modified as significant events occur. The maximum term of any option granted pursuant to the Option Plan is ten years from the date of grant. The vesting of options for 29,500 shares may be accelerated if the Company’s initial public offering results in a change of control.

In making its determinations regarding fair value of common stock, the Company's Board of Directors considered a number of company and industry specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company's product and product candidates, and the Company's expectation to continue incurring operating losses for the next several years as it continues to fund its research and development programs. In addition to considering all of the factors described above, the Board of Directors used an income approach with a discounted cash flow methodology. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The Board's significant assumptions included its estimates of future cash flows and the discount rate. The Board estimated future cash flows based on a combination of the contractual minimum purchases required of Luitpold, sales estimates received by the Company from Luitpold and the Company's own internal estimates of product sales. The resulting estimated cash flow, projected over a seven year period, was then discounted to present value using a 30% discount rate. The Board allocated value between the Company's preferred stock and its common stock based on the economic and control rights of the Company's preferred stock over its common stock, including liquidation preferences, dividends, conversion rights, redemption rights and specific preemptive rights. Given the substantial control rights and economic benefits associated with the Company's preferred stock, in making its fair value assessments, the Board has allocated significant value to the Company's preferred stock. During all periods in question, the liquidation value per share of the Company's common stock has been negative, given the significant liquidation preference associated with its preferred stock.

In contemplation of a future initial public offering (see Note 16), the Board of Directors reassessed the fair value of the Company’s common stock for 2005 and for the first quarter of 2006. The Board of Directors performed its analysis in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled ‘‘Valuation of Privately Held Company Equity Securities Issued as Compensation’’. The Board used the midpoint of the estimated price range for a potential offering of $18.00 (on a pre-stock split basis) and applied a liquidity discount to reflect the substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company, the fact that the preferred stock only would convert upon the successful completion of the initial public offering, and that conversion was automatic only upon raising a certain amount in the offering, and the fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and preferred stock converting into shares of common stock would be subject to lock-up agreements with the underwriters for 180 days. The Board applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with the Company's preferred stock) of the common stock compared to the preferred stock. Based on this retrospective analysis, the Company determined that certain options issued during 2005 and the first quarter of 2006 had exercise prices that were below the reassessed fair value of the common stock for such periods, so the Company recorded additional compensation expense

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

12.    Stockholders’ Deficit (continued)

    Stock Option Plan (continued)

to the extent the reassessed fair value exceeded the exercise price of the options. This expense will be amortized over the next four years.

Under the Option Plan, 1,500,000 and 1,125,000 shares of common stock at March 31, 2006 and 2005, respectively, have been reserved for issuance under the Option Plan. As of March 31, 2006 and 2005, options for 976,972 and 649,550 shares were outstanding. The options vest over one to five years and remain exercisable for five or ten years from the date of grant. At March 31, 2006 and 2005, 411,778 and 475,450 shares were available for grant pursuant to the Option Plan.

The Company accounts for options granted to employees under SFAS No. 123(R). As discussed above, some of the options have been granted at an exercise price less than the market value of the Company’s common stock.

Stock Options Granted to Employees

The Company granted options of 136,000 and 32,750 to employees, in the three months ended March 31, 2006 and 2005, respectively. The Company has recorded $157,098 and $7,230 respectively, of compensation expense related to the issuance of the options for the three months ended March 31, 2006 and 2005.

    Stock Options Granted to Board Members (Non-Employees)

The Company granted options of 0 and 4,500, respectively, to members of the board of directors, in the three months ended March 31, 2006 and 2005, respectively. The Company has recorded $0 and $1,600, respectively, of compensation expense related to the issuance of the options for the three months ended March 31, 2006 and 2005, respectively.

    Stock Options Granted to Consultants

The Company granted options of 13,500 and 4,400, respectively, to consultants, in the three months ended March 31, 2006 and 2005, respectively. The Company has recorded $2,945 and $0, respectively, of professional services expense related to the issuance of the options for the three months ended March 31, 2006 and 2005, respectively.

The weighted average remaining contractual life of outstanding options was 5 years of March 31, 2006 and 2005, respectively.

The fair value of each option on its grant date has been estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions: (1) risk-free interest rate of 4.43% and 2.89% respectively as of March 31, 2006 and 2005, (2) expected life of 4 years and 4 years, respectively, as of March 31, 2006 and 2005, (3) expected dividends of zero, and 4) volatility factor of 80%.

The Company has reserved shares of common stock for future issuance as follows:

	March 31, 2006	December 31, 2005
Convertible, redeemable preferred stock	6,147,560	6,147,560
Options	976,972	920,972
	7,124,532	7,068,532

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

13.    Income Taxes

The provision for income taxes consists of the following amounts:

	Three Months Ended March 31,
	2006	2005
Current:
Federal	$—	$—
State	—	—
Total current	—	—
Deferred:
Federal	(1,251,525)	75,920
State	(87,864)	5,330
Total deferred	(1,339,389)	81,250
Total provision, before valuation allowance	(1,339,389)	81,250
Change in valuation allowance	1,339,389	(81,250)
Total provision, after valuation allowance	$—	$—

The net deferred income taxes include the following amounts of deferred income tax assets and liabilities:

	March 31, 2006	December 31, 2005
Deferred tax assets – current:
Inventory reserve	$178,235	$178,235
Deferred revenue	253,173	101,260
Total deferred tax assets – current	431,408	279,495
Deferred tax assets – noncurrent:
Net operating loss carryforwards	3,097,636	1,890,646
Fixed assets (tax basis difference)	56,706	21,139
Intangibles (tax basis difference)	114,165	103,025
Deferred revenue	5,650,358	5,717,447
Accrued rent holiday	62,909	61,312
Accrued tenant build-out allowance	36,561	38,023
Deferred compensation on stock options	24,731	24,946
Charitable contribution carryforwards	21,054	20,287
AMT credit carryforwards	69,392	69,392
Total deferred tax assets – noncurrent	9,133,512	7,946,217
Total gross deferred tax assets	9,564,920	8,225,712
Deferred tax liabilities	(1,568)	(1,749)
Valuation allowance	(9,563,352)	(8,223,963)
Net deferred tax assets	$—	$—

The Company’s deferred income taxes relate principally to deferred revenue, deferred compensation and federal and state net operating loss and credit carryforwards.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before the provision for income taxes. The sources

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

13.    Income Taxes (continued)

and tax effects of the difference are as follows:

	March 31, 2006	December 31, 2005
Federal income tax benefit at US statutory rates	$(1,288,528)	$(3,969,902)
State income taxes, net of federal benefit	(158,664)	(493,189)
Permanent differences	31,050	61,177
Change in valuation allowance	1,339,389	4,247,998
Other	76,754	153,916
Total income tax expense on continuing operations	$—	$—

At March 31, 2006, the Company had federal net operating loss carryforwards of $8,171,656 that will begin to expire in 2024. State net operating loss carryforwards at March 31, 2006 totaled $7,442,263 and will expire between 2009 and 2019. The use of deferred tax assets including federal net operating losses and credits are limited to the future taxable earnings. Based on the required analysis of future taxable income under the provisions of SFAS No. 109, management believes that there is not sufficient evidence at March 31, 2006, indicating that the results of operations will generate sufficient taxable income to realize the net deferred tax asset in years beyond 2006. As a result, a valuation allowance was provided for the entire net deferred tax asset related to future years, including loss and credit carryforwards.

The valuation allowance was $9,563,352 and $8,223,963 March 31, 2006 and December 31, 2005, respectively. The valuation allowance increased by $1,339,389 in the three months ended March 31, 2006.

The Company’s ability to use its net operating loss (‘‘NOL’’) carryforwards is limited and subject to annual limitations. In connection with this offering, the Company may realize a ‘‘more than fifty percent change in ownership’’ which could further limit its ability to use its NOL and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because United States tax laws limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities, the Company may not be able to take advantage of its NOL’s and tax credits for federal income tax purposes.

14.    Employee Benefits

401(k) Plan

Effective January 1, 2004, the Company began sponsoring a defined contribution plan covering substantially all its employees fulfilling minimum age and service requirements. Participation in the plan is optional. The expenses associated with this plan were $695 and $600 for the three months ended March 31, 2006 and 2005, respectively. No contributions were made by the Company for the three months ended March 31, 2006 and 2005.

Section 125 Cafeteria Plan

Effective May 10, 2004, the Company began offering employees the benefit of participating in a Section 125 Cafeteria Plan. Participation in the plan is optional. The expenses associated with this plan were $431 and $347 for the three months ended March 31, 2006 and 2005, respectively. The Company made contributions of $85,800 and $31,500 for the three months ended March 31, 2006 and 2005, respectively.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

15.    Related Party Transactions

Intellectual Property

The Company’s President and Chief Executive Officer (‘‘CEO’’), was a professor at Harvard University and in such position was the co-inventor of certain intellectual property. As part of his employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. The Company currently has a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. To date, Harvard has paid to the Company’s CEO a total of $419,643 with respect to the intellectual property licensed to the Company as compensation to the Company’s CEO as the co-inventor of the intellectual property that the Company licenses from Harvard, and additional payments may be due in the future.

    Consulting Agreement with Spouse of the Company’s President and CEO

The Company employs, on a contract basis, the spouse of the Company’s President and CEO. The Company has paid her $33,950 and $16,450, respectively, for consulting services during the three months ended March 31, 2006 and 2005. In 2006, the spouse became a part-time employee of the Company and her consulting agreement was terminated. Her employment agreement is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the Board of Directors.

Consulting Agreement with Member of the Board of Directors

In February 2002, the Company entered into a consulting agreement with a member of the Company’s board of directors, under which the board member provides consulting services to the Company relating to the non-clinical development of the Company’s products and interactions and filings with the FDA. The consulting agreement terminates on February 18, 2007. Under the terms of the agreement, the board member provides consulting services to the Company at the rate of $350 per hour, up to a maximum of $2,800 per day. During the three months ended March 31, 2006, the Company paid the board member $15,000 under this consulting agreement. Under the agreement, the board member is subject to an obligation (1) not to disclose non-public information relating to the Company during the term of his consultancy and for 60 days thereafter, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of the Company for a period of 12 months following the termination of his consultancy for any reason.

Consulting Agreement with Case Western Reserve University

In September 2003, the Company entered into an agreement with Case Western Reserve University (‘‘Case Western’’), to conduct certain research in bone cell growth to be directed by the same board member of the Company’s board of directors discussed above and who is also a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project. An additional $5,000 was paid in October 2005. An additional $26,050 has been paid in the first quarter of 2006. The Company and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of the written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)   (CONTINUED)

15.    Related Party Transactions (continued)

    Lease Agreement

As discussed in Note 10, the Company has signed a lease agreement for new office space with a total lease commitment of $2,800,048 as of March 31, 2006, and an initial lease term through 2012. The lessor is a local real estate development company, in which the Company’s President and CEO has a fifty percent ownership interest. The Company has agreed to indemnify the lessor under specific circumstances. During 2002 and 2003, the Company capitalized certain costs pursuant to this office facility development and leasing arrangement. The Company moved into the new facility in July 2005. At March 31, 2006 and December 31, 2005, the capitalized amounts relative to the development were $3,003,781 and $3,001,638, respectively. The Company paid the lessor $121,731 during the three months ended March 31, 2006. The Company has an outstanding long term receivable in the amount of $106,831 from the lessor as of March 31, 2006.

16.    Subsequent Event — Initial Public Offering

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission (‘‘SEC’’) relating to the proposed initial public offering of shares of its common stock. The Company can give no assurance that the registration statement will be declared effective by the SEC. In connection with its initial public offering, the Company's board of directors has approved a 1.5 to one stock split that will take effect immediately prior to the completion of the initial public offering. The accompanying condensed consolidated financial statements do not give effect to the intended stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
BioMimetic Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of BioMimetic Therapeutics, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioMimetic Therapeutics, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Nashville, Tennessee
March 28, 2006, except for Note 17,
as to which the date is April 20, 2006

The foregoing report is in the form that will be signed upon completion of any restatement of capital accounts described in Note 17 to the consolidated financial statements.

/s/   Ernst & Young LLP

Nashville, Tennessee
April 20, 2006

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$33,427,708	$29,684,565
Certificates of deposit	1,000,000	1,000,000
Receivables – trade	380,911	—
Receivables – other	130,935	—
Recoverable income taxes	—	80,000
Inventory	3,647,594	821,458
Prepaid expenses	1,282,674	97,965
Total current assets	39,869,822	31,683,988
Receivables – related party	106,831	—
Property and equipment, net	3,691,331	378,942
Capitalized patent license fees, net	8,964,551	2,218,332
Deposits	10,000	23,865
Total assets	$52,642,535	$34,305,127
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,268,954	$427,618
Accrued expenses:
Payroll, employee benefits and payroll taxes	648,835	262,650
Other accrued expenses	673,861	199,302
Current portion of capital lease obligations	—	2,056
Deferred liability	2,750,000	—
Deferred revenue	974,021	4,334,515
Total current liabilities	6,315,671	5,226,141
Accrued rent – related party	259,156	—
Deferred liability	2,500,000	—
Deferred revenue	14,206,534	—
Total liabilities	23,281,361	5,226,141
Commitments and contingencies
Series A Redeemable, Convertible Preferred Stock, $0.001 par value; 2,164,272 shares authorized; 2,164,272 shares issued and outstanding as of December 31, 2005 and 2004, respectively	8,546,030	8,482,576
Series B Redeemable, Convertible Preferred Stock, $0.001 par value; 764,951 shares authorized; 764,951 shares issued and outstanding as of December 31, 2005 and 2004, respectively	5,478,455	5,469,384
Series C Redeemable, Convertible Preferred Stock, $0.001 par value; 3,452,203 shares authorized; 3,218,337 shares issued and outstanding as of December 31, 2005; and 2,177,263 shares issued and outstanding as of December 31, 2004	36,721,125	24,754,600
Stockholders' deficit:
Common stock, $0.001 par value; 11,271,000 shares authorized; 1,073,020 shares issued and outstanding as of December 31, 2005; 1,052,770 shares issued and outstanding as of December 31, 2004	1,073	1,053
Additional paid-in capital	2,184,225	958,424
Deferred stock compensation	(989,767)	(49,338)
Accumulated deficit	(22,579,967)	(10,537,713)
Total stockholders' deficit	(21,384,436)	(9,627,574)
Total liabilities, redeemable, convertible preferred stock and stockholders' deficit	$52,642,535	$34,305,127

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2005	2004	2003
Revenues:
Collaborative research and development	$4,334,515	$5,600,561	$461,216
Sublicense fee	83,625	—	—
Sales	60,000	—	—
Royalty income	30,935	—	—
Grants and other	7,442	—	161,946
Total revenues	4,516,517	5,600,561	623,162
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	70,375	—	—
Research and development (a)	12,586,925	3,934,996	3,320,539
General and administrative (b)	3,401,541	2,433,764	1,157,177
Depreciation and capital lease amortization	399,217	73,735	27,733
Patent license fee amortization	651,601	397,223	87,147
	17,109,659	6,839,718	4,592,596
Loss from operations	(12,593,142)	(1,239,157)	(3,969,434)
Interest income, net	920,722	196,045	47,418
Loss on disposal of equipment	(3,762)	—	—
Loss before income taxes	(11,676,182)	(1,043,112)	(3,922,016)
Income taxes	—	—	77,431
Net loss	(11,676,182)	(1,043,112)	(3,999,447)
Preferred stock accretion	(366,072)	(111,270)	(63,291)
Net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Basic and diluted net loss per share attributable to common stockholders	$(11.38)	$(1.10)	$(3.86)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,058,146	1,052,770	1,052,770
Related party disclosures:
(a) –Research and development includes professional fees to related parties of:	$114,168	$131,263	$157,750
(b) –General and administrative includes rent expense to related parties of:	$271,967	$—	$—

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2002	1,052,770	$1,053	$946,679	$(161,282)	$(5,320,593)	$(4,534,143)
Amortization of deferred compensation expense:
Employees	—	—	—	64,414	—	64,414
Board of directors	—	—	—	7,625	—	7,625
Preferred stock accretion	—	—	—	—	(63,291)	(63,291)
Net loss	—	—	—	—	(3,999,447)	(3,999,447)
Balance at December 31, 2003	1,052,770	1,053	946,679	(89,243)	(9,383,331)	(8,524,842)
Compensation relating to common stock options granted to:
Employees	—	—	5,000	—	—	5,000
Consultants	—	—	6,745	—	—	6,745
Amortization of deferred compensation expense:
Employees	—	—	—	32,280	—	32,280
Board of directors	—	—	—	7,625	—	7,625
Preferred stock accretion	—	—	—	—	(111,270)	(111,270)
Net loss	—	—	—	—	(1,043,112)	(1,043,112)
Balance at December 31, 2004	1,052,770	1,053	958,424	(49,338)	(10,537,713)	(9,627,574)
Issuance of common stock upon exercise of stock options	20,250	20	26,320	—	—	26,340
Compensation relating to common stock options granted to:
Employees	—	—	1,060,728	(1,060,728)	—	—
Board of directors	—	—	91,757	(91,757)	—	—
Consultants	—	—	46,996	—	—	46,996
Amortization of deferred compensation expense:
Employees	—	—	—	161,691	—	161,691
Board of directors	—	—	—	50,365	—	50,365
Preferred stock accretion	—	—	—	—	(366,072)	(366,072)
Net loss	—	—	—	—	(11,676,182)	(11,676,182)
Balance at December 31, 2005	1,073,020	$1,073	$2,184,225	$(989,767)	$(22,579,967)	$(21,384,436)

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Adjustments to reconcile net loss attributable to common stockholders to net cash provided by (used in) operating activities:
Depreciation and capital lease amortization expense	399,217	73,735	27,733
Patent license fee amortization	651,601	397,223	87,147
Loss on disposal of equipment	3,762	—	—
Preferred stock accretion	366,072	111,270	63,291
Non-cash compensation and consulting expense	259,052	51,650	72,039
Changes in operating assets and liabilities:
Recoverable income taxes	80,000	(80,000)	—
Receivables – trade	(380,911)	—	—
Receivables – other	(130,935)	—	—
Receivables – related party	(106,831)	—	—
Inventory	(2,826,136)	(821,458)	497,650
Prepaid expenses	(1,184,709)	(97,965)	—
Deposits	5,920	872	6,555
Accounts payable	841,336	321,220	5,941
Income taxes payable	—	(77,431)	77,431
Accrued payroll, employee benefits and payroll taxes	386,185	236,016	(8,245)
Other accrued expenses	474,559	(362,068)	256,904
Deferred revenue	10,846,040	(5,204,269)	9,538,784
Deferred liability	5,250,000	—	—
Accrued rent – related party	259,156	—	—
Net cash provided by (used in) operating activities	3,151,124	(6,605,587)	6,562,492
Cash flows from investing activities
Capitalized patent license fees	(6,897,820)	(1,000,000)	(600,000)
Purchases of certificates of deposit	—	—	(2,000,000)
Redemption of certificates of deposit	—	1,000,000	—
Proceeds from disposal of equipment	1,000	—	—
Purchases of property and equipment	(3,708,423)	(287,040)	(115,347)
Net cash used in investing activities	(10,605,243)	(287,040)	(2,715,347)
Cash flows from financing activities
Payments on capital lease obligations	(2,056)	(5,042)	(5,877)
Repayment of note payable to stockholder	—	—	(37,868)
Issuance of common stock	26,340	—	—
Issuance of Series A Redeemable, Convertible Preferred Stock, net	—	61,342	—
Issuance of Series B Redeemable, Convertible Preferred Stock, net	—	—	4,954,644
Issuance of Series C Redeemable, Convertible Preferred Stock, net	11,172,978	24,715,786	—
Net cash provided by financing activities	11,197,262	24,772,086	4,910,899

Net increase in cash and cash equivalents	3,743,143	17,879,459	8,758,044
Cash and cash equivalents, beginning of period	29,684,565	11,805,106	3,047,062
Cash and cash equivalents, end of period	$33,427,708	$29,684,565	$11,805,106
Supplemental disclosures of cash flow information
Interest paid	$42	$554	$2,146
Income taxes paid	$—	$157,431	$—
Supplemental non-cash disclosures
Issuance of preferred stock to obtain patent licenses	$500,000	$—	$500,000

See accompanying notes.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization, Basis of Accounting and Operations

BioMimetic Therapeutics, Inc. (the "Company" and formerly BioMimetic Pharmaceuticals, Inc.) was incorporated on April 14, 1999, in the state of Tennessee for the purpose of introducing new products primarily used for bone and tissue regeneration and indicated for use in the treatment of periodontal, craniofacial, and orthopedic skeletal defects and injuries.

Effective June 1, 2001, BioMimetic Pharmaceuticals, Inc., merged with and into BioMimetic Merger Corp., a Delaware corporation. As part of the merger agreement, BioMimetic Merger Corp. designated the surviving corporate name to be BioMimetic Pharmaceuticals, Inc., a Delaware corporation. The transactions described above have been accounted for as common control reorganizations. In July 2005, the Company changed its corporate name to BioMimetic Therapeutics, Inc.

The Company formed a wholly-owned subsidiary, BioMimetic Therapeutic Limited, in the United Kingdom in October 2005 for the purpose of making and maintaining regulatory submissions for its products in the European Union. As of December 31, 2005, the subsidiary has no employees and has no other operating activities.

Since inception, the Company has expended significant funds on developing its product, business planning, obtaining financing, and obtaining skilled employees. The Company received its initial funding of $3,250,000 through the issuance of Series A preferred stock in March 2001 and initiated substantive research and development activities shortly thereafter. Prior to March 2001, the Company's operations had consisted of miscellaneous initial start up activities and fund raising activities. The only equity issuances during the period from inception (April 14, 1999) through March 2001 consisted of approximately 1.0 million shares of common stock issued to the founders at inception for a nominal cash contribution. Operating losses have resulted in an accumulated deficit of $22,579,967 and $10,537,713, respectively, as reported in the accompanying balance sheets as of December 31, 2005 and 2004. The majority of the Company's operating losses during the period from inception (April 14, 1999) through December 31, 2001 were incurred during the year ended December 31, 2001. During the period from inception (April 14, 1999) through December 31, 2000, the Company had minimal operations.

The Company's first product, GEM 21S® Growth-factor Enhanced Matrix, received approval from the US Food and Drug Administration ("FDA") on November 18, 2005. GEM 21S is exclusively licensed to Luitpold Pharmaceuticals, Inc. ("Luitpold") for marketing and distribution and sales of the product began late in the fourth quarter of 2005.

Management plans to derive revenue from the sale or licensing of its drug-device combination products for the repair of injuries to bone, cartilage, ligaments and tendons. The Company's first product is being marketed through a partnership with Luitpold for bone and periodontal regeneration. The Company is also developing several orthopedic products which are at early stages of product development. If and when the orthopedic products are introduced to market, additional time may be necessary before significant revenues are realized. Based on the early stages of product sales for the Company's first product and the early stages of the Company's orthopedic product development, operating losses are expected to continue for the foreseeable future. The success of the Company's future operations is primarily dependent on its ability to gain market acceptance of its products, obtain additional capital and financing on acceptable terms and on its ability to complete clinical trials and obtain necessary licenses and approvals. Inability to obtain adequate funding, delays and unanticipated costs in obtaining the required licenses and approvals, unforeseen problems with clinical trials or losses of key personnel could affect the Company's results of operations.

During 2001, the Company issued 1,121,372 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $204,779 of associated costs. During 2002, the Company

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Organization, Basis of Accounting and Operations (continued)

issued 1,026,570 shares of Series A Redeemable, Convertible Preferred Stock for $4,250,000, less $78,125 of associated costs. During 2003, the Company issued 695,410 shares of Series B Redeemable, Convertible Preferred Stock for $5,000,000, less $45,354 of associated costs. During 2004, the Company issued 16,330 shares of Series A Redeemable, Convertible Preferred Stock for $61,894, less $552 of associated costs and 2,177,263 shares of Series C Redeemable, Convertible Preferred Stock for $25,713,476, less $997,690 of associated costs. As discussed in Note 10, in April, 2005, the Company issued an additional 998,737 shares of Series C Redeemable, Convertible Preferred Stock for $11,795,082, less $618,745 of associated costs. In June 2005, the Company issued 42,337 shares of Series C Preferred Stock at $11.81 per share in lieu of a $500,000 payment due to ZymoGenetics, Inc. ("ZymoGenetics") under the license agreement with ZymoGenetics. Net proceeds from all issuances have been used to fund the Company's operations.

As discussed in Note 4, the Company received $10,000,000 from Luitpold in December 2003 in connection with the execution of certain agreements. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company's first product, GEM 21S. The proceeds have been used to fund the Company's operations.

The Company has met its milestone requirements to date, but there is no assurance that the Company will be able to continue to meet all milestone requirements. In that event, the Company may require additional funds that are not currently available to support operations in 2007 and thereafter.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and certificates of deposit with original maturities of less than 90 days to be cash equivalents.

Receivables – trade

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company began selling its product in December 2005. The trade receivables balance represents the amounts due from the Company's marketing and distribution partner, Luitpold, as discussed in Note 4. The Company has not experienced any past due or delinquency in payments from Luitpold, and has, therefore, not established an allowance for doubtful accounts. The Company intends to aggressively pursue any past due balances from Luitpold before writing the balance off as a bad debt. The Company did not experience any bad debt write-offs in 2005.

The trade accounts receivable balance at December 31, 2005 represents a legal and enforceable receivable from Luitpold for the sale of products by Luitpold. As discussed in the Company's revenue recognition policy, the Company defers the recognition of revenue on the products that Luitpold has a right of exchange until the criteria for the proper recognition of revenue is met. In addition to the sales transaction, the Company is responsible for the collection and payment of certain taxes applicable to the transaction. As of December 31, 2005, the sales transaction with Luitpold was recorded as a receivable balance of $380,911, taxes payable of $56,731, deferred revenue of $264,180, and sales revenue of $60,000. See the Company's revenue recognition policy for additional information.

Receivables – Other

Receivables from others represent amounts due from contractual obligations or normal course of business transactions.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

     Receivables – related party

During the construction of the Company's new office space, the landlord provided the Company with a tenant build-out allowance of $106,831. The receivable and offsetting deferred rent liability have been recorded in the financial statements as a long-term receivable and long-term liability. The deferred rent component is being amortized and recorded as a reduction to rent expense. The Company's Chief Executive Officer has an ownership interest in the landlord as discussed in Note 15.

Inventory

Inventories are carried at the lower of cost (first-in, first-out) or net realizable value and at December 31, 2005, consisted of bulk drug substances to be utilized in the manufacturing of the Company's products. Work in progress consists of filled syringes and cups that will be packaged in the finished kits to be sold to consumers. Finished goods consist of packed GEM 21S kits ready for sale. Shipping and handling costs are included in the costs of sales of the product.

As of December 31, 2005, an inventory reserve of $465,000 has been recorded for inventory that may expire before it is sold. Certain lots of the Company's GEM 21S product contain components that have expiration dates of less than 12 months. The Company has established its reserve based on its estimates of expected future sales of this specific short-dated inventory.

Valuation of Purchase Commitments

The Company has substantial firm purchase commitments with certain of its suppliers related to future inventory requirements. At each period end, the Company assesses the need for any provision for future losses associated with these future purchase commitments in accordance with Accounting Research Bulletin ("ARB") No. 43. As of December 31, 2005, no reserves have been recorded associated with these future purchase commitments.

Prepaid Expenses

Prepaid expenses consist of supplies, rent, insurance premiums that the Company has paid in advance, and professional services incurred and paid in conjunction with the Company's initial public offering transaction, as discussed in Note 17.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company has determined the estimated useful lives of its property and equipment range from three to seven years.

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Capitalized Patent License Fees

The Company has capitalized certain costs including milestone and sub-license fees, related to obtaining patent licenses from non-related party institutions. The Company's policy is to capitalize and amortize these costs over the estimated life of the patents. These patent license fees are being amortized through 2009 and 2010, the estimated life of the patents (see Note 7).

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

     Accrued Expenses and Deferred Liabilities

As part of the process of preparing its consolidated financial statements, management is required to estimate expenses that the Company has incurred for which it has not been invoiced. This process involves identifying services that have been performed on the Company's behalf and estimating the level of services performed by third parties and the associated cost incurred for such services where the Company has not been invoiced or otherwise notified of actual costs. Examples of expenses for which the Company accrues based on estimates include milestone payments, salaries and wages, unpaid vacation and sick pay, fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management's understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of the Company's service providers invoice the Company monthly in arrears for services performed. In the event that the Company does not identify certain costs that have begun to be incurred or the Company under or over estimates the level of services performed or the costs of such services, the actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with accounting principles generally accepted in the United States. Milestone payments due within 12 months are considered short-term liabilities and those due in over 12 months are considered long-term liabilities (see Note 10).

Principles of Consolidation

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiary, BioMimetic Therapeutic Limited. Intercompany balances and transactions are eliminated in consolidation. The subsidiary did not have any employees and had no operating activities in 2005.

    Revenue Recognition

Sales

The Company generated its first revenues from the sale of products to Luitpold in December 2005. Luitpold has an exclusive agreement with the Company and is responsible for the distribution and sale of the Company's product. The Company's revenue policy is to recognize sales revenue upon delivery of the product to Luitpold. The Company follows the revenue recognition criteria outlined in, Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements ("SAB 101") as amended by SAB 104, Revenue Recognition, and Emerging Issues Task Force ("EITF") Issue 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue 00-21"), and SFAS No. 48, Revenue Recognition When Right of Return Exists.

During 2005, the Company agreed to ship certain identified product to Luitpold that has an expiration date of less than one year ("short-dated") and provided Luitpold with the right of exchange for any short-dated product that reaches six months or less to its expiration date. Sales revenue for the identified short-dated product is recognized upon the completion of the sale by Luitpold. As of December 31, 2005, the Company had recorded deferred revenue of $264,180 and recognized sales revenue of $60,000.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

    Revenue Recognition (continued)

Royalties

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties to the Company based on net sales by Luitpold. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. The Company's policy is to recognize royalty income when the information is received from Luitpold.

Collaborative research and development

The Company has collaborative research and development agreements with Luitpold. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21. Revenues received for ongoing research and development activities under collaborative agreements are recognized as these activities are performed pursuant to the terms of the related agreements (see Note 4). Any amounts received in advance of performance are recorded as deferred revenue until earned. Accordingly, up-front, non-refundable license fees under agreements where the Company has an ongoing research and development commitment are amortized, on a straight-line basis, over the term of such commitment.

Sublicense fees

The Company has an exclusive sublicense agreement with Luitpold. Sublicense fees are due to the Company upon achievement of the milestone criteria. In December 2005, the Company received $15,000,000 from Luitpold upon receiving approval from the FDA for the Company's first product, GEM 21S. Revenues from the sublicense agreement are recognized pursuant to the term of the agreement and are being amortized over the life of the agreement, which expires December 31, 2026. Payments received in advance of revenue recognized are recorded as deferred revenue (see Note 4). The timing of cash received from the Company's agreement differs from revenue recognized. The Company follows the revenue recognition criteria outlined in SAB 101, as amended by SAB 104, and EITF Issue 00-21.

Grants and other

Revenue related to grant awards is recognized as related research and development expenses are incurred.

     Research and Development

The Company expenses cost associated with research and development activities as incurred. The Company evaluates payments made to suppliers and other vendors in accordance with SFAS No. 2, Accounting for Research and Development Costs, and determines the appropriate accounting treatment based on the nature of the services provided, the contractual terms, and the timing of the obligation. Research and development costs include payments to third parties that specifically relate to the Company's product candidates in clinical development, such as payments to contract research organizations, clinical investigators, manufacture of clinical material, product related consultants, contract manufacturing start-up costs, manufacturing scale-up costs, milestone payments and insurance premiums for clinical studies. In addition, employee costs (salaries, payroll taxes, benefits, and travel) for employees of the manufacturing, regulatory affairs, quality assurance, quality control, and research and development departments are classified as research and development costs.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

    Income Taxes

The Company accounts for income taxes utilizing the asset and liability method prescribed by the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation to employees using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation costs related to stock options issued to employees are recognized if options are issued with exercise prices equal to or greater than the estimated fair market value of the stock at the date of grant.

SFAS No. 123, as amended by SFAS No. 148, established new financial and reporting standards for stock-based compensation plans. As the Company has adopted the disclosure-only provision of SFAS No. 123, as amended, only the intrinsic value portion of compensation expense as required by APB Opinion No. 25 has been recorded in the Company's financial statements for options issued to employees, consultants, and members of the board of directors. The Company accounts for all options issued to its scientific advisory board members and other non-employees in accordance with SFAS No. 123, as amended.

The following table illustrates the effect on net loss attributable to common stockholders and basic net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock-based compensation:

	Years ended December 31,
	2005	2004	2003
Net loss attributable to common stockholders – as reported	$(12,042,254)	$(1,154,382)	$(4,062,738)
Add: Amortization of deferred stock compensation expense included in net loss as – reported	212,056	44,905	72,039
Deduct: Stock compensation expense determined under fair value method	(298,038)	(52,352)	(81,229)
Pro forma loss attributable to common stockholders	$(12,128,236)	$(1,161,829)	$(4,071,928)

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

    Stock-Based Compensation (continued)

	Years ended December 31,
	2005	2004	2003
Net loss attributable to common stockholders per share:
As reported	$(11.38)	$(1.10)	$(3.86)
Pro forma	$(11.46)	$(1.10)	$(3.87)
Risk free interest rate	4.03%	3.43%	3.01%
Weighted average expected life	5 years	5 years	5 years
Weighted average fair value of options granted	$0.89	$0.20	$0.92
Weighted average exercise price	$4.01	$3.12	$1.89

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values as of the grant date. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company adopted SFAS 123R on January 1, 2006 using the prospective method of transition as proscribed by SFAS 123R. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share above.

Comprehensive Loss

The Company's comprehensive losses as defined by SFAS No. 130, Reporting Comprehensive Income, are the same as the net losses reported.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, cash equivalents, accounts payable, and capital lease obligations, approximate fair value due to the short term nature of these financial instruments.

    Concentration of Credit Risk and Limited Suppliers

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company maintains cash in a local financial institution in excess of Federal Deposit Insurance Corporation limitations. The Company believes that it has established guidelines for investment of its excess cash that maintains principal and liquidity through its policies on diversification and investment maturity. The Company has not incurred any losses on these cash balances as of December 31, 2005.

The Company relies on certain materials used in its development process that are procured from a single source supplier as well as certain third-party contract manufacturers that make its product and product candidates. The failure of its supplier or contract manufacturers to deliver on schedule, or at all, could delay or interrupt the development process and/or revenue stream and adversely affect the Company's operating results.

The Company currently sells its only product through an exclusive distribution and marketing arrangement with Luitpold. Essentially all of the Company's receivables and foreseeable future sales rely on this one company. Any adverse events relating to Luitpold could have a material impact on our future revenues and our ability to collect receivables.

Segment Information

The Company has determined that it is principally engaged in one operating segment. The Company's product development efforts are primarily in the treatment of bone loss associated with advanced periodontal disease and orthopedic injuries to bone, cartilage, ligaments or tendons.

    Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"). SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes ("APB Opinion No. 20"), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS No. 3"). This statement applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes to accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the statement. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's financial position or results of operations.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share ("SFAS No. 128") and SAB 98. Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. Common stock equivalents consist of shares of common stock issuable upon the conversion of redeemable, convertible preferred stock and upon the exercise of stock options, and the conversion of redeemable, convertible preferred stock upon the exercise of warrants. Dilutive earnings per share is the same as basic earnings per share since common stock equivalents are excluded from the calculation, due to their effect being anti-dilutive.

	2005	2004	2003
Historical numerator: net loss attributable to common stockholders	$(12,042,254)	$(1,154,382)	$(4,062,738)
Denominator: weighted average shares of common stock outstanding	1,058,146	1,052,770	1,052,770
Basic and diluted net loss per share attributable to common stockholders	$(11.38)	$(1.10)	$(3.86)

The following table outlines potentially dilutive common stock equivalents outstanding that are not included in the above historical calculations as the effect of their inclusion was anti-dilutive.

	2005	2004	2003
Redeemable, convertible preferred stock	6,147,560	5,106,486	2,912,893
Common stock options	920,972	606,400	349,775
Total	7,068,532	5,712,886	3,262,668

4.    Agreements with Luitpold Pharmaceuticals, Inc.

In December 2003, we entered into three agreements that cover an exclusive worldwide sublicense, research and development, marketing and distribution partnership with Luitpold for GEM 21S.

The research, development and marketing agreement outlines the Company's obligations to Luitpold to support its marketing of products subject to the manufacturing and supply agreement and the exclusive sublicense agreement. The Company has agreed to (1) use commercially reasonable efforts to complete the clinical studies and regulatory filings for GEM 21S in the US, EU, and Canada; (2) conduct certain studies necessary to extend the shelf life of GEM 21S; (3) provide Luitpold with marketing assistance; and (4) assist Luitpold with regulatory approvals outside the US, EU, and Canada. Luitpold made a lump sum payment of $10,000,000 to the Company upon execution of the research, development and marketing agreement and agreed to make a milestone payment to the Company upon EU approval of GEM 21S. The research, development and marketing agreement will expire on the fifth anniversary of the EU approval milestone payment. Either party may terminate the agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The research, development and marketing agreement will automatically terminate if either the manufacturing and supply agreement or the exclusive sublicense agreement is

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

terminated. If a party's performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The sublicense agreement grants to Luitpold sublicense rights under intellectual property that the Company licenses from ZymoGenetics and co-owns with and licenses from Harvard, and grants Luitpold certain rights to the improvements relating to GEM 21S. Luitpold is responsible for the worldwide sale and distribution of GEM 21S for periodontal and cranio-maxillofacial applications. Luitpold is required to make milestone and royalty payments to the Company, and is required to maintain agreed upon sales and customer service staffing levels. The sublicense agreement provides for a minimum royalty obligation for the first six years following the first sale of GEM 21S. In addition, the agreement obligates the Company to seek regulatory approval for GEM 21S in the US, EU and Canada, and Luitpold is given an option to seek regulatory approval in all other territories. The sublicense agreement also sets forth certain obligations and rights regarding the maintenance and enforcement of the licensed intellectual property rights. As a result of an amendment dated December 21, 2005, the sublicense agreement will expire in December 2026, but is subject to indefinite continuous five year extensions by Luitpold upon one years notice to the Company. Either party may terminate the sublicense agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. The exclusive sublicense will automatically terminate if either the manufacturing and supply agreement or the research, development and marketing agreement is terminated. If a party's performance under the agreement is prevented for twelve months because of a force majeure event, the other party may terminate the agreement.

The manufacturing and supply agreement obligates Luitpold to purchase all of its requirements for GEM 21S from the Company and the Company is obligated to meet such requirements to the extent they are consistent with Luitpold's forecasts. The agreement sets forth the pricing for the products, and provides for periodic price increases based on inflation and/or increases in the Company's manufacturing costs. In addition, the agreement includes minimum purchase commitments for seven years following the first purchase. As a result of an amendment dated December 21, 2005, this agreement will expire in December 2026, but is subject to automatic five year extensions unless either party gives six months notice of its intent not to renew. Either party may terminate the manufacturing and supply agreement if the other party breaches a material provision and fails to cure the breach within sixty days of notice. In addition, the Company may terminate the manufacturing and supply agreement if the product is found to infringe a third party's intellectual property rights.

Upon execution of the research, development and marketing agreement, Luitpold paid the Company $10,000,000 to compensate for the cost of product development incurred prior to the contract and up to FDA approval, including costs of completing the clinical trials, regulatory activities and any post marketing or other studies required as a condition of the initial approvals. In accordance with the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company amortized the $10,000,000 proceeds related to the initial research and development payment over the term of the research and development activities up to the Company's estimated approval date for GEM 21S, which was estimated to be October 2005. The estimated approval date was based on our knowledge of the review process and review/approval timing of other devices by the FDA. Actual approval was received in November 2005. The effect of the change in accounting estimate resulted in a decrease in revenue of $2,447,723 and in earnings per share of $2.33 for the year ended December 31,  2004, and a corresponding increase in revenue of $2,447,723 and earnings per

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Agreements with Luitpold Pharmaceuticals, Inc. (continued)

share of $2.31 for the year ended December 31, 2005. At December 31, 2004, the Company's deferred revenue was $4,334,515. Included in collaborative research and development revenues for the years ended December 31, 2005, 2004 and 2003 is $4,334,515, $5,204,269 and $461,216, respectively, of the $10,000,000 proceeds representing amortization of the proceeds over the 22-day period from December 9, 2003, through December 31, 2003, the year ended December 31, 2004, and the 304-day period from January 1, 2005, through October 31, 2005. Cumulative revenue recorded under this agreement is $10,000,000 as of December 31, 2005.

The Company began post-marketing clinical studies in December 2002. In 2004, the Company reached an agreement with Luitpold, whereby Luitpold agreed to pay for the post-marketing studies. In accordance with the provisions of EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company recorded collaborative research and development revenues for the year ended December 31, 2004 of $396,292 for the payments received from Luitpold under this agreement. No payments related to post-marketing studies were received in 2005, and thus, cumulative payments totaling $396,292 have been received from Luitpold under this agreement through December 31, 2005.

The Company's first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result, the Company received an initial milestone payment related to the Luitpold exclusive sublicense agreement in the amount of $15,000,000 from Luitpold. In accordance with the provisions of EITF 00-21, and the specific guidance in that literature to biotech license, research and development, and contract manufacturing agreements, the Company is amortizing the $15,000,000 proceeds over the term of the sublicense agreement with Luitpold, which expires December 31, 2026. At December 31, 2005, the Company's deferred revenue balance was $14,916,375. Included in sublicense fee revenues for the year ended December 31, 2005 is $83,625 of the $15,000,000 proceeds representing amortization of the proceeds over the 43-day period from November 18, 2005, through December 31, 2005. Cumulative revenue recorded under this agreement is $83,625 as of December 31, 2005.

In exchange for the rights to the exclusive worldwide marketing, distribution and sales of the product, Luitpold is obligated to pay royalties on its net sales to the Company. Luitpold is required to report its sales and remit royalties to the Company on a quarterly basis. Sales revenue of $60,000 has been recognized for the year ended December 31, 2005. In addition, royalty income of $30,935 has been recognized for the year ended December 31, 2005.

5.    Inventory

The Company began purchasing raw materials for use in the manufacturing process in 2004. The manufacturing process of filling syringes and periodontal cups began in January of 2005. Inventory at December 31 is summarized as follows:

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Inventory (continued)

	2005	2004
Raw materials	$2,519,278	$821,458
Work in progress	386,561	—
Finished goods	1,206,755	—
	4,112,594	821,458
Less allowance for excess inventory	(465,000)	—
	$3,647,594	$821,458

Certain lots of the Company's GEM 21S product contain components that have expiration dates less than the 12 months required under the Company's manufacturing and supply agreement with Luitpold. The Company has agreed that Luitpold may exchange these lots if they will expire within 6 months. The Company has estimated its exposure on the product based on Luitpold's sales to date and expected sales over the near term and established an allowance for excess inventory.

6.    Property and Equipment

Property and equipment at December 31 is summarized as follows:

	2005	2004
Office equipment and computers	$798,409	$315,580
Purchased software	2,479	2,479
Furniture and fixtures	399,597	63,659
Construction in process	—	117,150
Leasehold improvements	3,001,638	—
	4,202,123	498,868
Less accumulated depreciation and amortization	(510,792)	(119,926)
	$3,691,331	$378,942

Leasehold improvements encompassing a build out of approximately 23,150 square feet of offices and specialized wet lab facilities in the amount of $3,001,638 have been capitalized and are being amortized over the initial term of the lease. Included in the cost of the Company's improvements was the amount necessary to upgrade utilities and infrastructure to support biotechnology wet lab space, which includes lab casework, plumbing, electrical and HVAC systems designed specifically for biotechnology laboratory facilities and intensive data and computer needs. Amortization expense for these leasehold improvements was $215,180 for the year ended December 31, 2005.

Depreciation and capital lease amortization expense for the years ended December 31, 2005, 2004 and 2003 was $399,217, $73,735 and $27,733, respectively.

The Company disposed of equipment, resulting in a loss on disposal of $3,762, net of proceeds of $1,000, for the year ended December 31, 2005.

7.    Capitalized Patent License Fees

In June 2005, the Company filed an Investigational New Drug Application ("IND") with the FDA for its orthopedic product. The IND filing triggered a milestone payment of $500,000 to ZymoGenetics under the Company's January 2003 patent license agreement with ZymoGenetics.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Capitalized Patent License Fees (continued)

In November 2005, the Company acquired patent licenses from the Institute of Molecular Biology ("IMB"), incurring costs of $327,820. The acquisition of IMB patent licenses triggered a $20,000 milestone payment to Harvard under the Company's license agreement.

The FDA approval of the Company's product, GEM 21S, triggered a $50,000 milestone payment to Harvard under the Company's license agreement with Harvard. In addition, the Company was required to pay $4,000,000 to ZymoGenetics within ten days of the FDA's approval of GEM 21S, and an additional $1,000,000 within thirty days of the approval.

The receipt of $15,000,000 from Luitpold (see Note 4) triggered a sublicense patent fee payment of $1,500,000 to Harvard under the Company's patent license agreement.

Each of these milestone transactions has been capitalized as a patent license fee and is being amortized over the life of the patent licenses. The Company has capitalized $10,171,312, $2,773,492 and $1,773,492, of costs related to the acquisition of its patent licenses as of December 31, 2005, 2004, and 2003 respectively. The Company is amortizing these costs through 2009 and 2010, the estimated life of the patent licenses. The Company has recorded $651,601, $397,223 and $87,147 of patent license fee amortization for the years ended December 31, 2005, 2004 and 2003, respectively.

Based on agreements in place and payments made as of December 31, 2005, amortization of capitalized patent license fees for the next five years is expected to not be less than $2,048,157 for the years ended December 31, 2006 through 2008, $1,719,074 for the year ended December 31, 2009 and $1,101,005 for the year ended December 31, 2010.

8.    Accrued expenses

Accrued expenses at December 31 are summarized as follows:

	2005	2004
Payroll, employee benefits and payroll taxes	$648,835	$262,650
Professional fees	415,818	145,227
Contract manufacturing	178,687	—
Taxes and licenses	65,603	30,777
Travel	—	3,692
Office supplies	8,435	—
Other	5,318	19,606
	673,861	199,302
	$1,322,696	$461,952

9.    Deferred liability

The Company's first product, GEM 21S, received approval from the FDA on November 18, 2005. As a result of the FDA approval, the Company was required to pay milestone payments totaling $10,050,000 to suppliers or patent licensors.

Under the Company's July 2004 commercial supply agreement with Chiron Corporation ("Chiron") for rhPDGF, the Company was obligated as of the date of FDA approval to pay Chiron a total of $5 million as a milestone payment. Based on the guidance in SFAS No. 2, Accounting for Research and Development Costs, the Company accrued and expensed the $5 million obligation as research and development during 2005. Under this agreement, the

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Deferred liability (continued)

Company was obligated to pay $1,250,000 to Chiron within thirty days of the FDA's approval of GEM 21S. In addition, the Company is required to pay Chiron $3,750,000 over the next three years in annual installments of $1,250,000. As of December 31, 2005, a current liability of $1,250,000 and a long term liability of $2,500,000 have been recorded.

The Company recorded an accrued liability of $1,500,000 for a patent sublicense fee payment due to Harvard based on the $15,000,000 sublicense milestone payment received in December 2005 from Luitpold. This patent sublicense fee to Harvard will be amortized over the remaining life of the Harvard patents.

10.    Commitments and Contingencies

    Capital Leases

The Company leases certain computer equipment and a copier under agreements classified as capital leases. The leased assets serve as security for these liabilities. The net book value of such equipment at December 31, 2005, 2004 and 2003 totaled $0, $2,769 and $5,538, respectively. The capital lease was paid in full and fully depreciated during 2005.

    Operating Leases

The Company maintains operating leases for the use of office space and business equipment. The Company occupied new office space in July 2005. The office space lease agreement is a non-cancelable operating lease through June 2012. The future commitments under these operating lease agreements are as follows:

2006	$415,016
2007	426,061
2008	436,187
2009	449,273
2010	462,751
Thereafter	718,473
Total	$2,907,761

The office space lease agreement contains annual scheduled rate increases, equivalent to a minimum of three percent. The Company has recognized rent expense on a straight line basis over the life of the lease, beginning with the date the Company gained access to the premises. The Company was provided with a tenant improvement allowance of $5 per usable square foot (or $106,831) towards its improvements. Pursuant to SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, the Company has recorded these tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to lease expense over the life of the lease. The Company recognized rent expense associated with the new office space of $382,836 for the year ended December 31, 2005.

Rental expense for all operating leases was approximately $433,781, $61,269 and $42,382, for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company began subleasing a portion of its space to two organizations in 2005. Each organization has a three year lease commitment. Rental income was $7,442 for the year ended December 31, 2005 and is included in grants and other revenue in the accompanying Consolidated Statement of Operations. Future minimum sublease rents for the next three years are expected to be not less than $30,086 for 2006 and 2007 and $22,400 for 2008.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Commitments and Contingencies (continued)

    Employment Agreements

The Company has employment contracts with several individuals, which provide for annual base salaries and potential bonuses. These contracts contain certain change of control, termination and severance clauses that require the Company to make payments to these employees if certain events occur as defined in their respective contracts.

    Supply Agreements

The Company has executed supply agreements with Chiron and Orthovita, Inc. Under the agreement with Chiron, the Company is obligated to purchase minimum specified quantities of rhPDGF-BB from Chiron beginning in 2006 and increasing as of 2007. Under the Chiron agreement, the annual product prices that the Company is obligated to pay will vary depending on the quantity of rhPDGF-BB that is ordered. Additionally, the price that the Company is obligated to pay is subject to annual adjustment based on the Producer Price Index for Pharmaceutical Preparations. The Company is also obligated to make certain milestone payments to Chiron as outlined above in Note 9. The Chiron agreement covers a seven-year term and is cancelable by either Chiron or the Company under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

Under these agreements, the Company has minimum purchase commitments totaling approximately $4.6 million for 2006, $3.0 million for 2007, $3.3 million for 2008, $3.5 million for 2009 and $3.6 million for 2010. These minimum purchase commitment calculations are based on minimum purchase quantities as outlined in the respective contracts and prices as adjusted for an assumed inflation rate of 5% per year.

Chiron

In July 2004, the Company entered into a commercial supply agreement with Chiron that will permit it to obtain bulk supply of rhPDGF for commercial sale. Under the terms of the agreement, Chiron will exclusively supply the Company with rhPDGF for use in certain periodontal and orthopedic applications. The Company is obligated to purchase minimum specified quantities of rhPDGF beginning in 2006 and increasing as of 2007. Under the agreement, the annual product prices the Company is obligated to pay vary depending on the quantity of rhPDGF it orders. The Company is also obligated to make certain milestone payments to Chiron. The agreement covers a seven-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for consecutive one year periods unless either party terminates the agreement by written notice at least two years prior to the renewal date.

    Orthovita

In August 2002, the Company entered into an agreement with Orthovita pursuant to which Orthovita will manufacture and exclusively supply the Company with β-TCP for use in GEM 21S. The Company executed a long-term supply agreement with Orthovita for clinical and commercial supplies of β-TCP in bulk quantities. The Company is required to purchase all of its requirements for β-TCP for periodontal and maxillofacial indications from Orthovita. The agreement includes certain annual minimum purchase commitments, and the unit cost paid by the Company may increase annually based on the Consumer Price Index. The agreement covers a 10-year term and is cancelable under certain circumstances. Unless earlier terminated, the agreement automatically renews at the end of the initial term for up to two five year renewal terms.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Commitments and Contingencies (continued)

    Kensey Nash

In June 2005, the Company entered into an agreement with Kensey Nash to develop commercial products using specific scaffolds manufactured and supplied by Kensey Nash for use in orthopedic applications. Under the agreement, Kensey Nash will exclusively manufacture and supply the scaffold materials for the Company and the Company will be responsible for final formulation, fill and finish activities. The Company is responsible for obtaining US and foreign regulatory approvals for any resulting products. The Company is required to commercialize any resulting products in the US within 12 months of receipt of FDA approval. The Company has the exclusive right to distribute and sell the resulting products worldwide. In addition, the Company agreed to pay royalties to Kensey Nash based on net sales of commercial products worldwide for the term of the agreement. The agreement covers a 10-year term following the commercialization of a product, with two automatic two-year extensions, unless either party provides notice not to extend. If Kensey Nash elects not to extend the agreement, it is obligated to continue to supply the Company with predefined amounts of products for a limited time beyond the agreement's expiration. The agreement terminates if the Company does not make its first commercial sale of a product developed under the agreement within seven years. The Company paid Kensey Nash an initial payment on the effective date of the agreement. The Company made a second payment after it agreed to continue the agreement beyond a feasibility period. The Company is required to make subsequent payments to Kensey Nash based on the achievement of certain regulatory and commercial milestones of the products developed under the agreement.

11.    Redeemable, Convertible Preferred Stock

The Company has evaluated each class of redeemable, convertible preferred stock in accordance with the guidance contained in EITF Topic D-98, Classification and Measurement of Redeemable Securities, SAB Topic 3(C), Redeemable Preferred Stock, and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Although the terms of each series of preferred stock do not result in the any series of the Company's preferred stock being considered mandatorily redeemable as defined in SFAS 150, the terms of each series of preferred stock do allow the holders of each series of preferred stock to redeem the respective series of preferred stock under certain circumstances outside of the control of the Company. As such, the Company has classified each series of redeemable, convertible preferred stock outside of permanent equity on the accompanying consolidated balance sheets. In addition, since each series of redeemable, convertible preferred stock was initially recorded at the original issuance price less the issuance costs, the Company is accreting the carrying value of each series of redeemable, convertible preferred stock to its redemption value using the effective interest method in accordance with EITF Topic D-98.

    Series A Redeemable, Convertible Preferred Stock

The Company issued 857,520 shares of Series A Redeemable, Convertible Preferred Stock ("Series A Preferred Stock") at $3.79 per share in March 2001 for proceeds of $3,250,000. Related to the issuance of the March 2001 Series A Preferred Stock, the Company incurred costs of $204,779 (including the fair value of warrants issued as discussed below), which was recorded as a reduction to the proceeds.

The Company issued an additional 263,852 shares of Series A Preferred Stock in June 2001 for proceeds of $1,000,000. In May 2002, the Company issued 785,024 shares of Series A Preferred Stock at $4.14 per share for proceeds of $3,250,000. Related to the issuance of the

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series A Redeemable, Convertible Preferred Stock (continued)

May 2002 Series A Preferred Stock, the Company incurred costs of $78,125, which was recorded as a reduction to the proceeds. Later in May 2002, the Company issued an additional 241,546 shares of Series A Preferred Stock for proceeds of $1,000,000.

The shares of Series A Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series A preference amount by the current Series A conversion price, as defined in the Company's restated certificate of incorporation dated October 21, 2004 ("Restated Certificate of Incorporation"). The shares of Series A Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series A Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of shares of common stock to which the Series A Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series A Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $8,561,984, less direct costs of $283,456 associated with the issuance of Series A Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $63,454, $63,385 and $57,622 for the years ended December 31, 2005, 2004 and 2003, respectively.

    Warrants

As the warrant was granted in conjunction with the issuance of the Company's Series A Preferred Stock, the value of the warrant was estimated to be $16,042 using the Black-Scholes option-pricing model based on the following weighted average assumptions: (1) risk-free interest rate of 4.85%, (2) expected life of 5 years, (3) expected dividends of zero, and (4) volatility factor of zero. The expected life of five years was used because of the related preferred stock's redemption feature. The issuance of the warrant was recorded as a direct cost of issuance of the related preferred stock and is included in the Company's total costs of issuance.

As part of the issuance of the Company's Series A Preferred Stock in March 2001, the Company issued a warrant to purchase 16,330 shares of the Company's Series A Preferred Stock at $3.79 per share. The warrant expired three years from the date of grant and was immediately exercisable. In March 2004, the warrant was exercised and redeemed in exchange for 16,330 shares of Series A Preferred Stock and $61,894 in proceeds, net of issuance costs of $552.

    Series B Redeemable, Convertible Preferred Stock

The Company issued 695,410 shares of Series B Redeemable, Convertible Preferred Stock ("Series B Preferred Stock") at $7.19 per share in May 2003 for proceeds of $5,000,000. Related to the issuance of the May 2003 Series B Preferred Stock, the Company incurred costs of $45,354, which was recorded as a reduction to the proceeds. The Company issued an additional 69,541 shares of Series B Preferred Stock in June 2003 as its $500,000 milestone payment relative to patent rights.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series B Redeemable, Convertible Preferred Stock (continued)

The shares of Series B Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series B preference amount by the current Series B conversion price, as defined in the Company's Restated Certificate of Incorporation. The shares of Series B Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series B Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of common shares to which the Series B Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series B Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $5,000,000, less direct costs of $45,354 associated with the issuance of Series B Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method. Accretion of this difference between the carrying value and the redemption price totaled $9,071, $9,071 and $5,669 for the years ended December 31, 2005, 2004 and 2003, respectively.

    Series C Redeemable, Convertible Preferred Stock

The Company issued 2,177,263 shares of Series C Redeemable, Convertible Preferred Stock ("Series C Preferred Stock") at $11.81 per share in October 2004 for proceeds of $25,713,476. Related to the issuance of the October 2004 Series C Preferred Stock, the Company incurred costs of $997,690, which was recorded as a reduction to the proceeds.

The shares of Series C Preferred Stock are convertible, at the option of the holder, into a number of shares of common stock as computed by dividing the Series C preference amount by the current Series C conversion price, as defined in the Company's Restated Certificate of Incorporation. The shares of Series C Preferred Stock are convertible into shares of common stock of the Company on a 1 to 1 basis, subject to certain adjustments based on future issuances of common stock. In addition, all outstanding shares will automatically convert into shares of common stock of the Company on a 1 to 1 basis upon completion of an initial public offering (see Conversion section in this Note). The Series C Preferred Stock has a liquidation preference above common stockholders and has the same voting rights equal to the number of common shares to which the Series C Preferred Stock could be converted on the day of the vote or consent of stockholders.

The Series C Preferred Stock may be redeemed at the option of the holders of all Preferred Stock no earlier than October 21, 2009, provided that the holders of at least 66 2/3% of all outstanding Preferred Stock vote in agreement to redeem all or a portion of the shares. The Company recorded the preferred shares at cash received of $25,713,476, less direct costs of $997,690 associated with the issuance of Series C Preferred Stock; therefore, these costs are accreted to the redemption date using the effective interest method.

In April 2005, the Company issued an additional 998,737 shares of Series C Preferred Stock at $11.81 per share for proceeds of $11,795,082. Related to the issuance of the April 2005 Series C Preferred Stock, the Company incurred costs of $622,106, which were recorded as a reduction to the proceeds.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Redeemable, Convertible Preferred Stock (continued)

    Series C Redeemable, Convertible Preferred Stock (continued)

In June 2005, the Company issued 42,337 shares of Series C Preferred Stock at $11.81 per share in lieu of a $500,000 payment due to ZymoGenetics under the license agreement with ZymoGenetics.

Accretion of the difference between the carrying value and the redemption price totaled $293,547 and $38,814 for the years ended December 31, 2005 and 2004, respectively.

    Board of Directors' Authority

Under the terms of the Company's Restated Certificate of Incorporation, the Company's Board of Directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividends rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Company's Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

Following the completion of an initial public offering transaction (see Note 17), preferred stock will be converted to common stock.

Dividends

Each of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of Preferred Stock ranks on parity with each other class of preferred stock as to the receipt of dividends. Unless otherwise provided or required by law, each share of Preferred Stock is entitled to vote on an as converted to common stock basis with all votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class.

    Liquidation

In the event of a liquidating event (any voluntary or involuntary dissolution, liquidation, or winding-up of the affairs of the Company) or acquisition event or transfer of assets each share of Preferred Stock shall be entitled to receive a preferential payment from the assets of the Company of cash or property (to the extent of funds legally available therefore), equal to the original issue price of such share of Preferred Stock, plus an amount equal to all declared but unpaid dividends. The original issue price for the Series A Preferred Stock is $3.79 per share or $4.14 per share, depending on when it was issued, for the Series B Preferred Stock is $7.19 per share, and for the Series C Preferred Stock is $11.81 per share (in each case, as adjusted for any stock split, subdivision, combination, consolidation, stock distributions, stock dividends or the like). Each class of Preferred Stock ranks on parity with each other class as to the receipt of payment upon a liquidating event. Any remaining assets available upon a liquidating event shall be distributed ratably among the holders of the common stock and the Preferred Stock on an as converted basis.

    Conversion

The Preferred Stock shall be converted automatically into common stock, (1) immediately upon the closing of a firm commitment underwritten public offering, covering the offer and

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Redeemable, Convertible Preferred Stock (continued)

    Conversion (continued)

sale of common stock for the account of the Company in which the aggregate price to the public of the shares sold for the Company is equal to or greater than $30,000,000 and in which the price per share of common stock is at least $35.43 (as adjusted for stock splits, stock combinations, stock dividends, recapitalizations and the like), or (2) immediately upon the vote or written consent of the holders of at least 75% of then outstanding Preferred Stock (voting as a single class on an as converted to common stock basis) or at such later time or upon such later events as may be specified by such holders so voting or consenting. The initial conversion rate is on a one for one basis, but may be adjusted. The holders of more than 75% of the Company's outstanding Preferred Stock approved the automatic conversion of all of the outstanding Preferred Stock effective immediately prior to the closing of an initial public offering of the Company provided that the aggregate price in the initial public offering is at least $30,000,000 regardless of the per share price, provided such initial public offering closes on or before September 30, 2006.

Covenants

The Restated Certificate of Incorporation provides a number of covenants that the Company will not take certain action for so long as not less than 382,476 shares of Preferred Stock remain outstanding, without first obtaining the affirmative vote or written consent of the holders of at least 66 2/3% of the authorized and outstanding shares of Preferred Stock, voting together as a single class on an as converted to common stock basis. The Restated Certificate of Incorporation also provides specific procedures for the election of directors by certain classes of Preferred Stock.

    Registration Rights

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock are party to a registration rights agreement. The registration rights agreement grants the stockholders rights to certain information and inspection, which rights terminate upon the earlier of (1) immediately prior to the closing of the first public offering of the common stock and (2) the date the Company registers any securities under the Exchange Act. The registration rights agreement grants demand registration rights for up to two offerings provided each registration statement would cover at least 20% of the then outstanding registrable securities or at least $3,000,000 and unlimited piggyback registration rights.

In addition, once the Company qualifies to register using a Form S-3, the stockholders are entitled to additional demand registration rights provided the reasonably anticipated aggregate offering price is at least $1,000,000. The rights to demand any piggyback registration rights terminate, with respect to each holder, on the earlier of (1) the date five years after the closing date of the Company's initial public offering, and (2) after the Company's initial public offering upon such holder holding less than 1% of the outstanding common stock of the Company if such holder could sell all his stock under Rule 144 within any 90-day period without volume limitations, or under Rule 144(k).

The registration rights agreement provides that it may be amended by the Company and the holders of at least 66 2/3% of the registrable securities. In September 2005, the Company and the holders of more than 66 2/3% of the registrable shares under the registration rights agreement consented to amend the agreement such that piggyback rights would not apply with respect to the initial public offering, provided the initial public offering closed on or

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Redeemable, Convertible Preferred Stock (continued)

    Registration Rights (continued)

before June 30, 2006. In January 2006, the Company and the holders of more than 66 2/3% of the registrable shares amended the above to cover an initial public offering which closes by September 30, 2006.

    Shareholders' Agreement

Substantially all of the holders of the currently outstanding shares of common and Preferred Stock also are party to a shareholders' agreement. The shareholders' agreement provides certain rights related to (1) restrictions on transfer of stock, (2) rights of first refusal by the Company and other stockholders, (3) rights of co-sale in certain situations, (4) voting agreement with respect to the election of the Board of Directors, (5) right of first refusal of new securities offered by the Company, (6) drag along rights and (7) agreement with respect to market standoff. Waiver, modification, or termination of the shareholders' agreement or any provisions of the agreement requires the consent of the Company, the holders of 66 2/3% of the Preferred Stock, and holders of a majority of the common stock. In September 2005, the Company and the holders of the required percentages of Preferred Stock and common stock consented to the waiver of the provisions in the shareholders' agreement related to the election of the Board of Directors. The shareholder's agreement terminates upon the closing of an initial public offering that results in the conversion of all outstanding shares of Preferred Stock.

12.    Stockholders' Deficit

In April 2005, through its Restated Certificate of Incorporation, the Company approved a total of 17,652,426 capital shares of $0.001 par stock, designated 11,271,000 shares as common stock with $0.001 par value, and 6,381,426 shares as preferred stock with $0.001 par value. Further, the Company designated 2,164,272 shares of its preferred shares as Series A Preferred Stock, 764,951 shares of its preferred shares as Series B Preferred Stock, and 3,452,203 shares of its preferred shares as Series C Preferred Stock. The accompanying consolidated financial statements have been retroactively adjusted for the change in the par value of the Company's common stock from $0.00 to $0.001 for all periods presented.

    Common Stock

As of December 31, 2001, the Company issued 1,000,000 shares of Common Stock to the Company's founder and certain employees for proceeds of $500. In March 2001, the Company issued 52,770 shares of its Common Stock to the President and Fellows of Harvard College for patent licenses. In 2005, the Company issued 20,250 shares to a board member, a consultant and a former employee upon the exercise of stock options.

    Stock Option Plan

During 2001, the Company's Board of Directors approved the adoption of the 2001 Long-Term Stock Incentive Plan (the "Option Plan"). The Option Plan provides that stock options, other equity interests or equity-based incentives in the Company may be granted to key personnel and consultants of the Company at an amount determined by a committee, comprised of elected board members, at the time the option is granted, taking into account the fair value of the common stock at the date of grant. The exercise price is reviewed and modified as significant events occur. The maximum term of any option granted pursuant to the Option Plan is ten years from the date of grant. The vesting of options for 29,500 shares may be accelerated if the Company's initial public offering results in a change of control.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Stockholders' Deficit (continued)

    Stock Option Plan (continued)

In making its determinations regarding fair value of common stock, the Company's Board of Directors considered a number of company and industry specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company's product and product candidates, and the Company's expectation to continue incurring operating losses for the next several years as it continues to fund its research and development programs. In addition to considering all of the factors described above, the Board of Directors used an income approach with a discounted cash flow methodology. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The Board's significant assumptions included its estimates of future cash flows and the discount rate. The Board estimated future cash flows based on a combination of the contractual minimum purchases required of Luitpold, sales estimates received by the Company from Luitpold and the Company's own internal estimates of product sales. The resulting estimated cash flow, projected over a seven year period, was then discounted to present value using a 30% discount rate. The Board allocated value between the Company's preferred stock and its common stock based on the economic and control rights of the Company's preferred stock over its common stock, including liquidation preferences, dividends, conversion rights, redemption rights and specific preemptive rights. Given the substantial control rights and economic benefits associated with the Company's preferred stock, in making its fair value assessments, the Board has allocated significant value to the Company's preferred stock. During all periods in question, the liquidation value per share of the Company's common stock has been negative, given the significant liquidation preference associated with its preferred stock.

In contemplation of a future initial public offering (see Note 17), the Board of Directors reassessed the fair value of the Company's common stock for 2005. The Board of Directors performed its analysis in accordance with the practice aid issued by the American Institute of Certified Public Accountants titled "Valuation of Privately Held Company Equity Securities Issued as Compensation". The Board used the midpoint of the estimated price range for a potential offering of $18.00 (on a pre-stock split basis) and applied a liquidity discount to reflect the substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company, the fact that the preferred stock only would convert upon the successful completion of the initial public offering, and that conversion was automatic only upon raising a certain amount in the offering, and the fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and preferred stock converting into shares of common stock would be subject to lock-up agreements with the underwriters for 180 days. The Board applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with the Company's preferred stock) of the common stock compared to the preferred stock. The Board then allocated value based on the various economic and control rights associated with the preferred stock (compared to the common stock) as part of an enterprise value allocation method. Based on this retrospective analysis, the Company has determined that certain options issued during 2005 had exercise prices that were below the reassessed fair value of the common stock for 2005.

The Company reassessed the fair value stock price for options issued during the quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005. As a result, compensation expense of $177,083, professional fees expense of $46,996, deferred compensation of $975,402, and additional paid-in capital of $1,199,481 were recorded for the

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Stockholders' Deficit (continued)

    Stock Option Plan (continued)

year ended December 31, 2005. The deferred compensation is a contra equity balance to the extent the reassessed fair value exceeded the exercise price of the options and will be amortized over the next four years.

Under the Option Plan, 1,500,000, 675,000 and 475,000 shares of common stock at December 31, 2005, 2004 and 2003, respectively, have been reserved for issuance under the Option Plan. As of December 31, 2005, 2004 and 2003, options for 920,972, 606,400 and 349,775 shares, respectively, were outstanding. The options vest over one to five years and remain exercisable for five or ten years from the date of grant. At December 31, 2005, 2004 and 2003, 558,778, 68,600 and 125,225 shares, respectively, were available for grant pursuant to the Option Plan.

The Company accounts for options granted to employees under APB Opinion No. 25. As discussed above, some of the options have been granted at an exercise price less than the market value of the Company's common stock.

Stock Options Granted to Employees

The Company granted options of 293,182, 205,000 and 75,600, respectively, to employees, in 2005, 2004 and 2003. The Company has recorded $133,116, $37,280 and $64,414, respectively, of compensation expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

    Stock Options Granted to Board Members (Non-Employees)

The Company granted options of 25,590, 17,625 and 13,050, respectively, to members of the board of directors, in 2005, 2004 and 2003. The Company has recorded $43,967, $7,625 and $7,625, respectively, of compensation expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

    Stock Options Granted to Consultants

The Company granted options of 16,800, 34,000 and 0, respectively, to consultants in 2005, 2004 and 2003. The Company has recorded $46,996, $6,745 and $0 respectively, of professional services expense related to the issuance of the options for the years ended December 31, 2005, 2004 and 2003, respectively.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Stockholders' Deficit (continued)

    Stock Options Granted

Information with respect to the Option Plan through December 31, 2005 is as follows:

	Options	Exercise Price
Outstanding at December 31, 2002	261,125	$0.38-3.79
Granted	88,650	$3.79-4.31
Exercised	—
Outstanding at December 31, 2003	349,775	$0.38-4.31
Granted	256,625
Exercised	—
Outstanding at December 31, 2004	606,400	$0.38-5.20
Granted	335,572	$2.00-5.45
Exercised	(20,250)
Forfeitures	(750)
Outstanding at December 31, 2005	920,972	$0.38-5.45
Exercisable at December 31, 2005	420,930
Available for grant at December 31, 2005	558,778

The Company accounts for options granted to non-employees in accordance with SFAS No. 123 as amended. During 2001, the Company issued 65,000 options for common stock to its Scientific Advisory Board members and an additional 2,500 options for common stock to other non-employees at an exercise price less than the market value of the Company's common stock. The Company valued these options using the Black-Scholes option-pricing model based on the assumptions listed below. The Company recorded professional services expense of $202,094 during 2001 related to the issuance of these options.

The Company did not issue any options to Scientific Advisory Board members or non-employees in 2002 and 2003. During 2004, the Company issued 34,000 options to Scientific Advisory Board members at an exercise price less than the market value of the Company's common stock. The Company valued these options using the Black-Scholes option-pricing model based on the assumptions listed below. The Company recorded professional services expense of $6,745 during 2004 related to the issuance of these options.

The weighted average remaining contractual life of outstanding options was 5.2, 5.5 and 6.1 years for the years ended December 31, 2005, 2004 and 2003, respectively.

The fair value of each option on its grant date has been estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions: 1) risk-free interest rate of 4.01%, 3.43% and 3.01%, respectively in 2005, 2004 and 2003, 2) expected life of 4 years, 4 years and 5 years, respectively in 2005, 2004 and 2003, 3) expected dividends of zero, and 4) volatility factor of zero. For options issued to non-employees (board members and consultants), the Company used a "near zero" volatility, as permitted by SFAS No. 123.

The Company has reserved shares of common stock for future issuance as follows:

	2005	2004
Convertible, redeemable preferred stock	6,147,560	5,106,486
Options	920,972	606,400
	7,068,532	5,712,886

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Income Taxes

The provision for income taxes consists of the following amounts:

	Years Ended December 31,
	2005	2004	2003
Current:
Federal	$—	$—	$69,392
State	—	—	8,039
Total current	—	—	77,431
Deferred:
Federal	(3,969,329)	(279,712)	(1,369,501)
State	(278,669)	(19,638)	(274,950)
Total deferred	(4,247,998)	(299,350)	(1,644,451)
Total provision, before valuation allowance	(4,247,998)	(299,350)	(1,567,020)
Change in valuation allowance	4,247,998	299,350	1,644,451
Total provision, after valuation allowance	$—	$—	$77,431

The net deferred income taxes as of December 31 include the following amounts of deferred income tax assets and liabilities:

	2005	2004
Deferred tax assets – current:
Inventory reserve	$178,235	$—
Deferred revenue	101,260	—
Total deferred tax assets – current	279,495	—
Deferred tax assets – noncurrent:
Net operating loss carryforwards	1,890,646	2,046,846
Fixed assets (tax basis difference)	21,139	—
Intangibles (tax basis difference)	103,025	61,436
Deferred revenue	5,717,447	1,661,420
Accrued rent holiday	61,312	—
Accrued tenant buildout allowance	38,023	—
Deferred compensation on stock options	24,946	183,891
Charitable contribution carryforwards	20,287	7,162
AMT credit carryforwards	69,392	69,392
Total deferred tax assets – noncurrent	7,946,217	4,030,147
Total gross deferred tax assets	8,225,712	4,030,147
Deferred tax liabilities	(1,749)	(54,182)
Valuation allowance	(8,223,963)	(3,975,965)
Net deferred tax assets	$—	$—

The Company's deferred income taxes relate principally to deferred revenue, deferred compensation and federal and state net operating loss and credit carryforwards.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Income Taxes (continued)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before the provision for income taxes. The sources and tax effects of the differences are as follows:

	2005	2004
Federal income tax benefit at US statutory rates	$(3,969,902)	$(354,658)
State income taxes, net of federal benefit	(493,189)	(44,104)
Permanent differences	61,177	5,116
Change in valuation allowance	4,247,998	299,350
Other	153,916	94,296
Total income tax expense on continuing operations	$—	$—

At December 31, 2005, the Company had federal net operating loss carryforwards of $5,019,896 that will begin to expire in 2024. State net operating loss carryforwards at December 31, 2005 totaled $4,286,274 and will expire between 2009 and 2019. The use of deferred tax assets including federal net operating losses and credits are limited to the future taxable earnings. Based on the required analysis of future taxable income under the provisions of SFAS No. 109, management believes that there is not sufficient evidence at December 31, 2005 indicating that the results of operations will generate sufficient taxable income to realize the net deferred tax asset in years beyond 2005. As a result, a valuation allowance was provided for the entire net deferred tax asset related to future years, including loss and credit carryforwards.

The valuation allowance was $8,223,963 and $3,975,965 at December 31, 2005 and 2004, respectively. The valuation allowance increased by $4,247,998 and $299,350 in 2005 and 2004, respectively.

The Company's ability to use its net operating loss ("NOL") carryforwards is limited and subject to annual limitations. In connection with this offering, the Company may realize a "more than fifty percent change in ownership" which could further limit its ability to use its NOL and tax credit carryforwards accumulated as of the date of this offering to reduce future taxable income and tax liabilities. Additionally, because United States tax laws limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities, the Company may not be able to take advantage of its NOLs and tax credits for federal income tax purposes.

14.    Employee Benefits

401(k) Plan

Effective January 1, 2004, the Company began sponsoring a defined contribution plan covering substantially all its employees fulfilling minimum age and service requirements. Participation in the plan is optional. The expenses associated with this plan were $2,400 and $2,690 in 2005 and 2004, respectively. No contributions were made by the Company for the years ended December 31, 2004 and 2005.

    Section 125 Cafeteria Plan

Effective May 10, 2004, the Company began offering employees the benefit of participating in a Section 125 Cafeteria Plan. Participation in the plan is optional. The expenses associated with this plan were $1,389 and $1,412 in 2005 and 2004, respectively. The Company made contributions of $228,214, $159,286 and $68,928 for years ended December 31, 2005, 2004, and 2003.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Related Party Transactions

    Intellectual Property

The Company's President and Chief Executive Officer ("CEO"), was a professor at Harvard University and in such position was the co-inventor of certain intellectual property. As part of his employment arrangement with Harvard, he assigned all of his rights to the intellectual property to Harvard. The Company currently has a license agreement with Harvard with respect to some of this intellectual property. As is customary, Harvard often shares some of the royalties they receive from successful intellectual property licenses with the faculty members that invented such intellectual property. To date, Harvard has paid to the Company's CEO a total of $41,563 with respect to the intellectual property licensed to the Company as compensation to the Company's CEO as the co-inventor of the intellectual property that the Company licenses from Harvard, and additional payments may be due in the future. Subsequent to December 31, 2005, Harvard has paid the Company's CEO an additional $378,080 related to the Company's payment of milestone and royalties to Harvard (see Notes 7 and 9).

Consulting Agreement with Spouse of the Company's President and CEO

The Company employs, on a contract basis, the spouse of the Company's President and CEO. The Company has paid her $109,168, $104,388, and $116,108, respectively, for consulting services during the years ended December 31, 2005, 2004 and 2003. In 2006, the spouse became a part-time employee of the Company and her consulting agreement was terminated. Her employment is at will and the terms of her employment are reviewed at least annually by the nominating and governance committee of the Board of Directors.

Consulting Agreement with Member of the Board of Directors

In February 2002, the Company entered into a consulting agreement with a member of the Company's board of directors, under which the board member provides consulting services to the Company relating to the non-clinical development of the Company's products and interactions and filings with the FDA. The consulting agreement terminates on February 18, 2007. Under the terms of the agreement, the board member provides consulting services to the Company at the rate of $350 per hour, up to a maximum of $2,800 per day. During 2004, the Company paid the board member $26,875 under this consulting agreement. Under the agreement, the board member is subject to an obligation (1) not to disclose non-public information relating to the Company during the term of his consultancy and for 60 days thereafter, (2) not to engage in competitive activities during the term of his consultancy and for 12 months thereafter and (3) not to solicit any employee of the Company for a period of 12 months following the termination of his consultancy for any reason.

    Consulting Agreement with Case Western Reserve University

In September 2003, the Company entered into an agreement with Case Western Reserve University ("Case Western"), to conduct certain research in bone cell growth to be directed by the same board member of the Company's board of directors discussed above and who is also a Professor of Biology and Pathology at Case Western. The total amount for this project was $83,500, of which $41,750 was paid in 2003 to start the project. An additional $5,000 was paid in October 2005. The Company and Case Western agree not to disclose the confidential information of the other party for a period of three years from the date of the written disclosure of such confidential information. Either party may terminate the agreement for any reason with 30 days written notice.

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Related Party Transactions (continued)

    Lease Agreement

As discussed in Note 10, the Company has signed a lease agreement for new office space with a total lease commitment of $2,901,316 and an initial lease term through 2012. The lessor is a local real estate development company, in which the Company's President and CEO has a fifty percent ownership interest. The Company has agreed to indemnify the lessor under specific circumstances. During 2002 and 2003, the Company capitalized certain costs pursuant to this office facility development and leasing arrangement. The Company moved into the new facility in July 2005. At December 31, 2005, the capitalized amounts relative to the development were $3,001,638. The Company paid the lessor $271,967 during the year ended December 31, 2005. The Company has an outstanding long term receivable in the amount of $106,831 from the lessor as of December 31, 2005.

Note Payable

Prior to issuing the initial shares of Series A Preferred Stock, the Company entered into a short-term note with the Company's President and CEO under which the Company's liability to the officer was $53,268. The note was repaid during 2003.

16.    Unaudited Information

The following table presents unaudited quarterly financial data of the Company. The Company's quarterly results of operations for these periods are not necessarily indicative of future results.

	Revenue	Income (Loss) From Operations	Net Income (Loss)	Net Income (Loss) Attributable to Common Stockholders	Net Income (Loss) Attributable to Common Stockholders Per Share – Basic	Net Income (Loss) Attributable to Common Stockholders Per Share – Diluted
Year ended December 31, 2005

1st Quarter	$1,283,244	$(193,920)	$(32,026)	$(100,041)	$(0.10)	$(0.10)
2nd Quarter	1,297,503	(1,543,097)	(1,319,045)	(1,411,208)	(1.34)	(1.34)
3rd Quarter	1,311,761	(1,459,241)	(1,196,415)	(1,299,273)	(1.23)	(1.23)
4th Quarter	624,009	(9,396,884)	(9,128,696)	(9,231,732)	(8.71)	(8.71)

Significant events in the fourth quarter are as follows: (a) FDA approval of the Company's product, which triggered milestone payments of $4,875,000, (b) increase in payroll costs due to the hiring of 14 new employees, (c) capitalized patent costs resulting in an increase in amortization expense, and (d) the Company purchased lab equipment, resulting in an increase in depreciation expense.

Year ended December 31, 2004

1st Quarter	$1,301,067	$377,007	$404,770	$386,687	$0.37	$0.09
2nd Quarter	1,301,067	(440,266)	(414,350)	(432,474)	(0.41)	(0.41)
3rd Quarter	1,697,359	(153,858)	(126,442)	(144,566)	(0.14)	(0.14)
4th Quarter	1,301,068	(1,022,040)	(907,090)	(964,029)	(0.92)	(0.92)

17.    Subsequent Event — Initial Public Offering

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") relating to the proposed initial public offering of shares of its

BIOMIMETIC THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.    Subsequent Event — Initial Public Offering (continued)

common stock. The Company can give no assurance that the registration statement will be declared effective by the SEC. In connection with its initial public offering, the Company's board of directors has approved a 1.5 to one stock split that will take effect immediately prior to the completion of the initial public offering. The accompanying consolidated financial statements do not give effect to the intended stock split.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Prospectus Summary	1
The Offering	5
Summary Financial Data	7
Risk Factors	10
Special Note Regarding Forward-Looking Statements	28
Use of Proceeds	29
Dividend Policy	30
Capitalization	31
Dilution	32
Selected Financial Data	34
Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Business	51
Management	81
Certain Relationships and Related Party Transactions	93
Principal Stockholders	97
Description of Capital Stock	100
Shares Eligible for Future Sale	103
Underwriting	106
Legal Matters	109
Experts	109
Where You Can Find More Information	109
Index to Financial Statements	F-1

Through and including                      , 2006 (the 25th day after the date of this prospectus) federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,500,000 Shares

Common Stock

Deutsche Bank Securities

Pacific Growth Equities, LLC

First Albany Capital

A.G. Edwards

Prospectus

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by us, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$5,350
NASD filing fee	5,500
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing expenses	550,000
Accounting fees and expenses	985,000
Transfer agent's fees and expenses	10,000
Legal fees and expenses	1,000,000
Miscellaneous expenses	219,150
Total	$2,885,000

Item 14.    Indemnification of Directors and Officers.

General Corporation Law

We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102 of the General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Certificate of Incorporation and By-Laws

Our amended and restated certificate of incorporation and by-laws that will be in effect upon completion of this offering provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Liability Insurance

Our directors and officers are covered under directors' and officers' liability insurance policies maintained by us with coverage up to $5 million.

Item 15.    Recent Sales of Unregistered Securities.

During the last three years, we have issued the following securities without registration under the Securities Act:

(a)	Issuances of Capital Stock.

(1)	In May 2003, we sold an aggregate of 695,410 shares of Series B redeemable, convertible preferred stock to Burrill Biotechnology Capital Fund, L.P., Novo A/S, Denmark, Holden Ventures III W, L.P., Holden Ventures III C, L.P., Holden Ventures III D, L.P. and Memphis Biomed Ventures I, L.P. for an aggregate of $5.0 million.

(2)	In June 2003, we issued 69,541 shares of Series B redeemable, convertible preferred stock to ZymoGenetics, Inc. in lieu of a $500,000 payment of a milestone under our license agreement.

(3)	In March 2004, we issued 16,330 shares of Series A redeemable, convertible preferred stock to Forest Street Capital, LLC upon exercise and redemption of a warrant for an aggregate of $0.06 million.

(4)	In October 2004, we sold an aggregate of 2,177,263 shares of Series C redeemable, convertible preferred stock to Burrill Biotechnology Capital Fund, L.P., Novo A/S, Denmark, Holden Ventures III W, L.P., Holden Ventures III C, L.P., Holden Ventures III D, L.P., Memphis Biomed Ventures I, L.P., InterWest Partners VIII, L.P., InterWest Investors VIII, L.P., InterWest Investors Q VIII, L.P., CMEA Ventures Life Sciences 2000, L.P., CMEA Ventures Life Sciences 200, Civil Law Partnership, CMEA Ventures VI, L.P. and individual investors for an aggregate of $25.7 million.

(5)	In April 2005, we sold an aggregate of 998,737 shares of Series C redeemable, convertible preferred stock to Novo A/S, Denmark, Noro-Moseley Partners V, L.P., Pinto Technology Ventures, LLP, Axiom Ventures Partners III, L.P. and HSS Ventures, Inc. for an aggregate of $11.8 million.

(6)	In June 2005, we issued 42,337 shares of Series C redeemable, convertible preferred stock to ZymoGenetics, Inc. in lieu of a $500,000 payment of a milestone under our license agreement.

We believe that the securities sold in these transactions were exempt from registration under Section 4(2) of the Securities Act.

(b)	Stock Option Grants.

As of March 31, 2006, 111,250 shares of common stock were issued upon exercise of stock options granted to employees, directors and consultants. In addition, options to purchase 976,972 shares of common stock were outstanding under our 2001 long-term stock incentive plan.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Reference is made to the attached Exhibit Index.

(b)	Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Franklin, State of Tennessee, on April  26, 2006.

BIOMIMETIC THERAPEUTICS, INC.
By: /s/ Samuel E. Lynch Samuel E. Lynch, D.M.D., D.M.Sc. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signatures	Capacity	Dates

/s/ Samuel E. Lynch	President and Chief Executive Officer (Principal Executive Officer)	April 26, 2006

Samuel E. Lynch, D.M.D., D.M.Sc.

/s/ Larry Bullock	Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2006

Larry Bullock

*	Chairman of the Board of Directors	April 26, 2006

Larry W. Papasan

*	Director	Apriil 26, 2006

Arnold I. Caplan, Ph.D.

*	Director	April 26, 2006

Thomas Dyrberg, M.D., D.M.Sc.

*	Director	April 26, 2006

Chris Ehrlich

*	Director	April 26, 2006

Ann Hanham, Ph.D.

*	Director	April 26, 2006

James G. Murphy

*	Director	April 26, 2006

Douglas Watson

*By: /s/ Larry Bullock
Larry Bullock
Attorney-in-fact

 EXHIBIT INDEX

Exhibit No.	Description
1.1†	Form of Underwriting Agreement
3.1†	Form of Restated Certificate of Incorporation to be effective upon completion of this offering
3.2†	Form of Amended and Restated By-Laws to be effective upon completion of this offering
4.1	Form of certificate representing shares of common stock
5.1	Opinion of Morrison & Foerster LLP
10.1**†	License Agreement between the registrant and President and Fellows of Harvard College, dated as of April 10, 2001
10.2**†	Exclusive Patent License Agreement between the registrant and ZymoGenetics, Inc., dated as of March 28, 2001
10.3**†	Second Exclusive Patent License Agreement between the registrant and ZymoGenetics, Inc., dated as of January 21, 2003
10.4**†	Letter Agreement between the registrant and ZymoGenetics, Inc., dated October 17, 2005
10.5**†	Manufacturing and Supply Agreement between the registrant and Chiron Corporation, dated as of July 28, 2004
10.6**†	Supply Agreement between the registrant and Orthovita, Inc. dated as of August 2, 2002
10.7**†	Exclusive Sublicense Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003
10.8**†	Research, Development and Marketing Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003
10.9**†	Manufacturing and Supply Agreement between the registrant and Luitpold Pharmaceuticals, Inc., dated as of December 9, 2003
10.10**†	Development, Manufacturing and Supply Agreement between the registrant and Kensey Nash Corporation, dated as of June 28, 2005
10.11†	Lease Agreement between the registrant and Noblegene Development LLC, dated April 22, 2004
10.12†	First Amendment to Lease Agreement between the registrant and Noblegene Development LLC, dated July 22, 2005
10.13†	2001 Long-Term Stock Incentive Plan
10.14†	2005 Employee Stock Purchase Plan
10.15†	Employment Agreement, effective as of November 30, 2004, by and between the registrant and Dr. Samuel E. Lynch
10.16†	Amendment to Employment Agreement, effective as of December 1, 2004, by and between the registrant and Dr. Samuel E. Lynch
10.17†	Employment Agreement, effective as of December 18, 2003, by and between the registrant and Larry Bullock
10.18†	Employment Agreement, effective as of December 8, 2003, by and between the registrant and Charles E. Hart, Ph.D.
10.19†	Employment Agreement, effective as of June 6, 2002, by and between the registrant and Mark Citron
10.20†	Employment Agreement, effective as of September 1, 2002, by and between the registrant and James Monsor

Exhibit No.	Description
10.21†	Employment Agreement, effective as of July 5, 2005, by and between the registrant and Steven N. Hirsch
10.22†	Employment Agreement, effective as of May 31, 2005, by and between the registrant and Earl Douglas
10.23**†	Patent Purchase Agreement by and among the registrant and Institute of Molecular Biology, Inc dated November 16, 2005
10.24†	Amendment No. 1 to Exclusive Sublicense Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005
10.25†	Amendment No. 1 to Manufacturing and Supply Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005
10.26**†	Letter Agreement between the registrant and Luitpold Pharmaceuticals, Inc. dated as of December 21, 2005
10.27†	Form of indemnification agreement by and between the registrant and each executive officer and director
10.28†	Amended and Restated Information and Registration Rights Agreement dated October 21, 2004
10.29†	Amendment to the Amended and Restated Information and Registration Rights Agreement dated April 29, 2005
10.30	Amendment to 2001 Long-Term Stock Incentive Plan
10.31	Second Amendment to 2001 Long-Term Stock Incentive Plan
21.1†	Subsidiaries of the registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1†	Powers of Attorney (included in Part II to the Registration Statement)

*	To be filed by amendment.

**	Confidential treatment has been requested for portions of this exhibit.

†	Previously filed.